信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2008/CS-1527

RECEIVED
2008 MAR 12 A 11:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 January 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Company's announcement regarding the appointment of Mr. Chan Wing Kwong as an Executive Director dated 2 January 2008.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

[redacted]

08001202

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

3/12

H:\Maisy\FC\Announcement\1.1.2008_Appointment of RC\Letter - ADR.doc

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

APPOINTMENT OF DIRECTOR

The board of directors (the "Board") of Sino Land Company Limited (the "Company") is pleased to announce that Mr. Chan Wing Kwong has been appointed as an Executive Director of the Company with effect from 1st January, 2008.

Mr. Chan, aged 48, joined the Company in 1988 and has been an associate director (Group Treasury) of the Company since 2005. He is also an alternate director to Mr. Raymond Tong Kwok Tung in certain subsidiaries of the Company. Mr. Chan holds a Master Degree of Business Administration and is a fellow member of the Association of Chartered Certified Accountants and an associated member of The Hong Kong Institute of Certified Public Accountants (Practising). Mr. Chan has over 24 years of experience in accounting and finance.

Mr. Chan does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Chan does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no director's service contract entered into between Mr. Chan and the Company. There is no fixed term of Mr. Chan's service as a director of the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company.

The Company's emolument policy is to ensure that the remuneration offered to employees, including Executive Directors and senior management, is based on the skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of Executive Directors are also determined by reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each Director. Mr. Chan is entitled to an annual director's fee of HK$20,000 or such sum of director's fee to be fixed by the Board pursuant to the authority granted by the shareholders at the annual general meetings. Under his contract of employment, he receives an annual salary which together with other benefits amounts to approximately HK$2,400,000 and is eligible to receive performance related discretionary bonus. He is also entitled to participate in a provident fund maintained by the Company.

Save as disclosed above, there is no other matters relating to the appointment of Mr. Chan that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board expresses its warm welcome to Mr. Chan on joining the Board.

By Order of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 2nd January, 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong and Mr. Chan Wing Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

信和置業有限公司
Sino Land Company Limited
Our Ref.: SLC-EI/FC-2007/CS-1626

RECEIVED
[illegible] MAR 12 A 11:23
[illegible] CORPORATE [illegible]

2 January 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of Discloseable and Connected Transactions Circular of the Company and Tsim Sha Tsui Properties Limited dated 31 December 2007.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Announcement\12.12 2007_SL & TSTP_Discloseable and Connected Transaction\Circular\Letter - ADR doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Tsim Sha Tsui Properties Limited** and/or **Sino Land Company Limited**, you should at once hand this circular to the purchaser(s) or to the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and Independent Shareholders of Tsim Sha Tsui Properties Limited

and

the Independent Board Committee and Independent Shareholders of Sino Land Company Limited

COMMERZBANK

Commerzbank AG Hong Kong Branch

Letters from the Independent Board Committees are set out on pages 23 to 26 of this circular. A letter from Commerzbank containing its recommendation to the Independent Board Committees is set out on pages 27 to 42 of this circular.

31st December, 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the meanings as set out below:

"Allied Dragon"	Allied Dragon Realty Limited, a company incorporated in Hong Kong whose shares are wholly-owned by Bank of China Group Investment Limited
"Announcement"	the joint announcement of TST Properties and Sino Land dated 12th December, 2007 in relation to transactions under the Benefit Bright Agreement, Harvest Sun Agreement, OC2 Finance Agreement and the Memorandum of Agreement which constitute discloseable and/or connected transactions under the Listing Rules
"Benefit Bright"	Benefit Bright (B.V.I.) Limited, a company incorporated in the British Virgin Islands, whose issued share capital, prior to the completion of the Benefit Bright Agreement, was 42.5% owned by King Chance, 32.5% owned by Pembrooke, 15% owned by Allied Dragon and 10% owned by Macell
"Benefit Bright Agreement"	the sale and purchase agreement dated 12th December, 2007 entered into between Sino Vision and the Benefit Bright Sellers, pursuant to which Sino Vision has agreed to acquire: (i) the shares in and the loans to Benefit Bright held by and owing to the Benefit Bright Sellers respectively; and (ii) the shares in OC2 Management held by the Benefit Bright Sellers, on the terms and conditions therein
"Benefit Bright Consideration"	the aggregate cash consideration payable by Sino Vision to the Benefit Bright Sellers pursuant to the Benefit Bright Agreement, being HK$2,083,947,375, adjusted based on the unaudited completion accounts and subject to a further adjustment (if any) by reference to the completion audit
"Benefit Bright Sellers"	Pembrooke, Allied Dragon and Macell
"Board(s)"	the respective board(s) of Directors

"Calistock"	Calistock Limited, a company incorporated in the British Virgin Islands, whose shares are wholly-owned by Kerry Properties Limited
"CapitaLand China Holdings"	CapitaLand China Holdings Pte Ltd, a company incorporated in Singapore whose shares are wholly-owned by CapitaLand Residential Limited. Until the completion of the transaction contemplated under the Memorandum of Agreement, it is the registered holder of 10% shareholdings in Harvest Sun, which is beneficially owned by CRL (HK)
"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, an authorised institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4 and 6 regulated activities (as set out in Schedule 5 of the SFO), and appointed as the independent financial adviser to the Independent Board Committees and the independent Shareholders in relation to the Connected Transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement
"Connected Transactions"	the connected transactions (i) between Sino Hope and Calistock under the Harvest Sun Agreement; and (ii) between Sino Vision and Pembrooke under the Benefit Bright Agreement
"CRL (HK)"	CRL (HK) Pte Ltd, a company incorporated in Singapore, whose shares are wholly-owned by CapitaLand Residential Limited
"Directors"	the respective directors of TST Properties and Sino Land
"DTZ"	DTZ Debenham Tie Leung Limited, a professional valuer
"Harvest Sun"	Harvest Sun (B.V.I.) Limited, a company incorporated in the British Virgin Islands, whose issued share capital, prior to the completion of the Harvest Sun Agreement, was 30% owned by King Chance, 30% owned by Super Creation, 20% owned by Calistock, 10% owned by CapitaLand China Holdings on trust for CRL (HK) and 10% owned by Macwest

"Harvest Sun Agreement"	the sale and purchase agreement dated 12th December, 2007 entered into between Sino Hope and the Harvest Sun Sellers, pursuant to which Sino Hope has agreed to acquire the shares in Harvest Sun held by the Harvest Sun Sellers respectively, on the terms and conditions therein
"Harvest Sun Consideration"	the aggregate cash consideration payable by Sino Hope to the Harvest Sun Sellers pursuant to the Harvest Sun Agreement, being HK$267,813,850, adjusted based on the unaudited completion accounts and subject to a further adjustment (if any) by reference to the completion audit
"Harvest Sun Sellers"	Super Creation, Calistock and Macwest
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKMC"	The Hong Kong Mortgage Corporation Limited, a body corporate incorporated with limited liability in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Financial"	Hong Kong Financial Limited, a company incorporated in Hong Kong whose shares are wholly-owned by China Overseas Land & Investment Limited
"Independent Board Committee(s)"	the respective independent board committee of TST Properties and Sino Land
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong whose shares are directly wholly-owned by Sino Land
"Latest Practicable Date"	27th December, 2007, being the latest practicable date prior to the printing of this circular for the purposes of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange from time to time

"Macell"	Macell Limited, a company incorporated in Hong Kong whose shares are wholly-owned by China Overseas Land & Investment Limited
"Macwest"	Macwest Limited, a company incorporated in Hong Kong, whose shares are wholly-owned by China Overseas Land & Investment Limited
"Memorandum of Agreement"	the memorandum dated 12th December, 2007 entered into between Sino Hope, CRL (HK) and CapitaLand China Holdings in relation to the non-legally binding intention of Sino Hope to acquire 10% of the issued share capital in Harvest Sun from CapitaLand China Holdings and CRL (HK)
"MTRC"	MTR Corporation Limited
"OC2 Finance"	Olympian City 2 Finance Company Limited, a company incorporated in Hong Kong, whose issued share capital, prior to the completion of the OC2 Finance Agreement, was 50% owned by King Chance, 38.2% owned by Pembrooke and 11.8% owned by Hong Kong Financial
"OC2 Finance Agreement"	the sale and purchase agreement dated 12th December, 2007 entered into between Sino Vision and the OC2 Finance Sellers, pursuant to which Sino Vision has agreed to acquire the shares in and the loans to OC2 Finance held by and owing to the OC2 Finance Sellers, on the terms and conditions therein
"OC2 Finance Consideration"	the aggregate consideration payable by Sino Vision to the OC2 Finance Sellers pursuant to the OC2 Finance Agreement, being HK$5,375,266, adjusted based on the unaudited completion accounts and subject to a further adjustment (if any) by reference to the completion audit
"OC2 Finance Sellers"	Pembrooke and Hong Kong Financial
"OC2 Management"	Olympian City 2 Management Company Limited, a company incorporated in Hong Kong whose issued share capital, prior to the completion of the Benefit Bright Agreement, was 42.5% owned by King Chance, 32.5% owned by Pembrooke, 15% owned by Allied Dragon and 10% owned by Macell

"Pembrooke"	Pembrooke Development Investments Limited, a company incorporated in the British Virgin Islands, whose shares are wholly-owned by Kerry Properties Limited
"PRC"	The People's Republic of China
"Property 1"	certain commercial development, commercial car parks, office car parks and residential car parks in Olympian City 1 situated at No. 11 Hoi Fai Road, Tai Kok Tsui, Kowloon, Hong Kong, as more particularly described in the valuation report prepared by DTZ dated 24th December, 2007 in Appendix I to this circular
"Property 2"	certain commercial development and commercial car parks in Olympian City 2 and certain residential car parks situated at No. 18 Hoi Ting Road, Tai Kok Tsui, Kowloon, Hong Kong, as more particularly described in the valuation report prepared by DTZ dated 24th December, 2007 in Appendix I to this circular
"SFO"	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shareholders"	the respective shareholders of TST Properties and Sino Land
"Sino Hope"	Sino Hope Investments Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange
"Sino Land Group"	Sino Land and its subsidiaries
"Sino Land Shares"	ordinary shares of nominal value of HK$1.00 each in the share capital of Sino Land
"Sino Vision"	Sino Vision Holdings Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Creation"	Super Creation Investments Limited, a company incorporated in Hong Kong whose shares are wholly-owned by Bank of China Group Investment Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange
"TST Properties Group"	TST Properties and its subsidiaries
"TST Properties Shares"	ordinary shares of nominal value of HK$0.20 each in the share capital of TST Properties
"US$"	US dollars, the lawful currency of the United States of America

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Directors of Tsim Sha Tsui Properties Limited:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
Steven ONG Kay Eng*
Raymond TONG Kwok Tung
Daryl NG Win Kong

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

Directors of Sino Land Company Limited:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

(# Non-executive Director)
(Independent Non-executive Directors)*

31st December, 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

A. INTRODUCTION

Reference is made to the Announcement in which the Boards announced that on 12th December, 2007:

1. Sino Hope and the Harvest Sun Sellers have entered into the Harvest Sun Agreement pursuant to which Sino Hope has agreed to acquire the shares in Harvest Sun held by the Harvest Sun Sellers respectively.

2. Sino Hope, CapitaLand China Holdings and CRL (HK) have entered into the Memorandum of Agreement in relation to the non-legally binding intention of Sino Hope to acquire the remaining 10% of the issued share capital in Harvest Sun held by CapitaLand China Holdings and CRL (HK).

3. Sino Vision and the Benefit Bright Sellers have entered into the Benefit Bright Agreement pursuant to which Sino Vision has agreed to acquire: (a) the shares in and the shareholders' loans held and owing to the Benefit Bright Sellers respectively; and (b) the shares in OC2 Management held by the Benefit Bright Sellers.

4. Sino Vision and the OC2 Finance Sellers have entered into the OC2 Finance Agreement pursuant to which Sino Vision has agreed to acquire the shares in OC2 Finance and the shareholders' loans held and owing to the OC2 Finance Sellers respectively.

The acquisitions contemplated under the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement were completed on 21st December, 2007. As such, Harvest Sun have become a 90% owned subsidiary of Sino Land, and Benefit Bright, OC2 Management and OC2 Finance have become wholly-owned subsidiaries of Sino Land. If the transaction contemplated under the Memorandum of Agreement is proceeded with on the terms provided therein, Harvest Sun would become a wholly-owned subsidiary of Sino Land. The purpose of the acquisitions is to consolidate the control of the retained parts of Property 1 and Property 2 through Harvest Sun, Benefit Bright, OC2 Management and OC2 Finance, which the Directors consider would bring about better and more efficient management of the retained parts of Property 1 and Property 2.

The aggregate transactions under the Harvest Sun Agreement and the Benefit Bright Agreement constituted discloseable transactions of TST Properties and Sino Land respectively under the Listing Rules and certain transactions under the Harvest Sun Agreement and the Benefit Bright Agreement constituted connected transactions of TST Properties and Sino Land under the Listing Rules. This document constitutes the circular which TST Properties and Sino Land are required to send to its Shareholders respectively in respect thereof pursuant to Chapters 14 and 14A of the Listing Rules. The transaction under the OC2 Finance Agreement did not constitute a notifiable transaction of TST Properties or Sino Land under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with further information regarding the discloseable transactions and the Connected Transactions under Chapters 14 and 14A of the Listing Rules respectively.

B. THE HARVEST SUN AGREEMENT

Date of agreement

12th December, 2007

Purchaser

Sino Hope

Harvest Sun Sellers

(1) Super Creation

(2) Calistock

(3) Macwest

Based on the information provided by Super Creation and Macwest and to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, each of Super Creation and Macwest (and their respective ultimate beneficial owners) are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land. Calistock is a connected person of TST Properties and Sino Land by virtue of it being a wholly-owned subsidiary of Kerry Properties Limited which is a connected person of TST Properties and Sino Land, by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land.

Acquisition of shares in Harvest Sun

Pursuant to the Harvest Sun Agreement, Sino Hope has agreed to acquire the shares in Harvest Sun held by Super Creation, Calistock and Macwest respectively, representing 30%, 20% and 10% of the issued share capital of Harvest Sun. Upon completion of the transactions contemplated under the Harvest Sun Agreement, Sino Hope would own a total of 60% of the issued share capital of Harvest Sun, and Sino Land would (together with King Chance's existing 30% interest in Harvest Sun) indirectly own 90% of the issued share capital of Harvest Sun. As at the date of the Announcement, Harvest Sun was an associated company of TST Properties and Sino Land. Upon completion of the Harvest Sun Agreement, Harvest Sun would become a subsidiary of TST Properties and Sino Land.

The remaining 10 shares in Harvest Sun, representing 10% of the issued share capital of Harvest Sun, are beneficially owned by CRL (HK) and registered in the name of CapitaLand China Holdings. Upon completion of the transaction as contemplated under the Memorandum of Agreement, Harvest Sun will become a wholly-owned subsidiary of Sino Land. Please refer to the section headed "E. The Memorandum of Agreement" of this circular for further information.

Consideration

The Harvest Sun Consideration payable by Sino Hope to the Harvest Sun Sellers pursuant to the Harvest Sun Agreement was HK$265,313,828 in cash based on the management accounts as at 30th September, 2007 and was adjusted to HK$267,813,850 in cash based on the unaudited completion accounts, subject to a further adjustment (if any) by reference to the completion audit.

The Harvest Sun Consideration represents value of the 60% acquiring share interest in Harvest Sun which was determined based on the consolidated net asset value of Harvest Sun as stated in its management accounts as at 30th September, 2007 (in the amount of HK$442,189,714) (subject to adjustments (if any) by reference to the completion accounts and the completion audit). Under the Harvest Sun Agreement, one of the adjustments which has been made and reflected when arriving at the consolidated net asset value of Harvest Sun was that, the value of the Harvest Sun group's attributable interest in the retained parts of Property 1 agreed at HK$420,000,000. Other adjustments made included (i) a number of agreed treatments of certain deferred tax assets and deferred tax liabilities of the Harvest Sun group; and (ii) by reference to the accounts prepared as at the completion date, such accounts to be subject to a completion audit, and adjustment sums shall be paid accordingly.

A deposit of 15% of the Harvest Sun Consideration in the amount of HK$39,797,074 was paid upon signing of the Harvest Sun Agreement. The balance thereof has been paid upon the completion of the transactions under the Harvest Sun Agreement.

A valuation report in respect of Property 1 prepared by DTZ is set out in Appendix I to this circular.

Completion

It was a condition to the completion of the respective acquisition of shares in Harvest Sun by Sino Hope from each of the Harvest Sun Sellers under the Harvest Sun Agreement that the acquisition of shares in and loans to Benefit Bright by Sino Vision from the Benefit Bright Seller which was in the same group as the relevant Harvest Sun Seller being completed at the same time. However, the acquisition of shares in Harvest Sun by Sino Hope from any Harvest Sun Seller was not conditional upon: (a) the acquisition of shares in Harvest Sun from all or any of the other Harvest Sun Sellers; and (b) the acquisition of shares in and loans to Benefit Bright from all or any of the Benefit Bright Sellers in the other groups.

The other conditions precedent to the completion of the Harvest Sun Agreement were as follows:

(a) the execution in escrow of a supplemental deed by, among others, Harvest Sun and the shareholders thereof pursuant to the conditional consent and agreement given by MTRC on 16th November, 2007 on, among other things, the sale and purchase of the shares in Harvest Sun held by the Harvest Sun Sellers;

(b) the fulfillment of such other conditions (if any) as may be imposed by MTRC after the date of the Harvest Sun Agreement in connection with the grant of MTRC's consent as mentioned in above and/or the release by MTRC of the charge over the shares in Harvest Sun in its favour on completion;

(c) (for the sale and purchase of the shares in Harvest Sun held by Calistock only) the obtaining by Sino Land and TST Properties of waiver or consent from the Stock Exchange under Rule 14A.43 of the Listing Rules that approval of the connected transaction constituted by the Harvest Sun Agreement and the transactions contemplated thereunder can be given by the shareholders of those holding companies in written form; and

(d) (for the sale and purchase of the shares in Harvest Sun held by Macwest only) the compliance by Macwest and its holding company(ies) of applicable requirements of any stock exchange on which their shares are listed.

As the above conditions have been satisfied, completion of the transactions under the Harvest Sun Agreement has taken place on 21st December, 2007.

C. THE BENEFIT BRIGHT AGREEMENT

Date of agreement

12th December, 2007

Purchaser

Sino Vision

Benefit Bright Sellers

(1) Pembrooke

(2) Allied Dragon

(3) Macell

Based on the information provided by Allied Dragon and Macell and to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, each of Allied Dragon and Macell (and their respective ultimate beneficial owners) are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land. Pembrooke is a connected person of each of TST Properties and Sino Land by virtue of it being a wholly-owned subsidiary of Kerry Properties Limited which is a connected person of TST Properties and Sino Land, by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land.

Acquisition of shares in and loans provided to Benefit Bright and OC2 Management

Pursuant to the Benefit Bright Agreement, Sino Vision has agreed to acquire: (a) the shares in Benefit Bright and shareholders' loans (such loans being in the aggregate amount of HK$3,107,771,227 (including interest) as at 30th September, 2007, subject to adjustments (if any) by reference to the completion accounts and the completion audit) held and provided by the Benefit Bright Sellers; and (b) the shares in OC2 Management held by the Benefit Bright Sellers.

In respect of Benefit Bright, Sino Vision has agreed to acquire the shares in Benefit Bright held by Pembrooke, Allied Dragon and Macell respectively, representing 32.5%, 15% and 10% of the issued share capital of Benefit Bright, together with shareholders' loans as at completion. In respect of OC2 Management, Sino Vision has agreed to acquire the shares in OC2 Management held by Pembrooke, Allied Dragon and Macell respectively, representing 32.5%, 15% and 10% of the issued share capital of OC2 Management.

Upon completion of the transactions contemplated under the Benefit Bright Agreement, Sino Vision would own a total of 57.5% of the issued share capital of each of Benefit Bright and OC2 Management, and Sino Land would (together with King Chance's existing 42.5% interest in each of Benefit Bright and OC2 Management) indirectly own 100% of the issued share capital of each of Benefit Bright and OC2 Management. As at the date of the Announcement, Benefit Bright and OC2 Management were associated companies of TST Properties and Sino Land. Upon completion of the Benefit Bright Agreement, Benefit Bright and OC2 Management would become subsidiaries of TST Properties and Sino Land.

Consideration

(i) Benefit Bright

The Benefit Bright Consideration payable by Sino Vision to the Benefit Bright Sellers pursuant to the Benefit Bright Agreement for the shares in and the loans owing as at completion by Benefit Bright was HK$2,070,135,174 in cash based on the management accounts as at 30th September, 2007 and was adjusted to HK$2,083,947,375 in cash based on the unaudited completion accounts, subject to a further adjustment (if any) by reference to the completion audit.

The Benefit Bright Consideration represents: (a) the aggregate principal amount of the loans owing by Benefit Bright to the Benefit Bright Sellers together with interests accrued thereon (in the aggregate amount of HK$3,107,771,227), subject to adjustments as mentioned above on a dollar-for-dollar basis, less (b) 57.5% of the numeric value of the adjusted net liability value of Benefit Bright as stated in the management accounts as at 30th September, 2007 in the amount of HK$1,804,584,439. Under the Benefit Bright Agreement, when arriving at the adjusted net liability value, a number of adjustments have been made and reflected, including, among other things, the value of attributable interest of the Benefit Bright group in the unsold parts of Property 2 agreed at HK$3,500,000,000. Other adjustments made include (i) a number of agreed treatments of certain deferred tax assets and deferred tax liabilities of the Benefit Bright group; and (ii) agreed treatments of certain other assets and liabilities of the Benefit Bright group. Completion accounts were prepared as at the completion date, such accounts to be subject to a completion audit, and adjustment sums shall be paid accordingly.

A deposit of 15% of the Benefit Bright Consideration in the amount of HK$310,520,276 was paid upon signing of the Benefit Bright Agreement. The balance has been paid upon the completion of the transactions under the Benefit Bright Agreement.

A valuation report in respect of Property 2 prepared by DTZ is set out in Appendix I to this circular.

(ii) OC2 Management

The consideration payable by Sino Vision to the Benefit Bright Sellers pursuant to the Benefit Bright Agreement for the shares in and the loans (if any) to OC2 Management is a fixed sum of HK$5,750 in cash as agreed between the parties on an arm's length negotiation basis, representing 57.5% of the net asset value of OC2 Management as stated in the management accounts as at 30th September, 2007 (in the amount of HK$10,062).

The consideration for the shares and the loans (if any) to OC2 Management has been paid upon completion which has taken place simultaneously at the completion of the acquisition of the shares in and the loans to Benefit Bright held and provided by the Benefit Bright Sellers.

Completion

It was a condition to the completion of the respective acquisition of shares in and loans to Benefit Bright by Sino Vision from each of the Benefit Bright Sellers under the Benefit Bright Agreement that the acquisition of shares in Harvest Sun by Sino Hope from the Harvest Sun Seller which was in the same group as the relevant Benefit Bright Seller being completed at the same time. However, the acquisition of shares in and loans to Benefit Bright by Sino Vision from any Benefit Bright Seller was not conditional upon: (a) the acquisition of shares in and loans to Benefit Bright from all or any of the other Benefit Bright Sellers; and (b) the acquisition of shares in Harvest Sun from the Harvest Sun Sellers in the other groups.

The other conditions precedent to the completion of the Benefit Bright Agreement were as follows:

(a) the execution in escrow of a supplemental deed by, among others, Benefit Bright and the Benefit Bright Sellers pursuant to the conditional consent and agreement given by MTRC on 16th November, 2007 on, among other things, the sale and purchase of the shares in Benefit Bright held by the Benefit Bright Sellers;

(b) the fulfillment of such other conditions (if any) as may be imposed by MTRC after the date of the Benefit Bright Agreement in connection with the grant of MTRC's consent as mentioned in (a) above;

(c) (for the sale and purchase of the shares in Benefit Bright held by Pembrooke only) the obtaining by Sino Land and TST Properties of waiver or consent from the Stock Exchange under Rule 14A.43 of the Listing Rules that approval of the connected transaction constituted by the Benefit Bright Agreement and the transactions contemplated thereunder can be given by the shareholders of those holding companies in written form; and

(d) (for the sale and purchase of the shares in Benefit Bright held by Macell only) the compliance by Macell and its holding company(ies) of applicable requirements of any stock exchange on which their shares are listed.

As the conditions have been satisfied, completion of the transactions under the Benefit Bright Agreement has taken place on 21st December, 2007.

D. THE OC2 FINANCE AGREEMENT

Date of agreement

12th December, 2007

Purchaser

Sino Vision

OC2 Finance Sellers

(1) Pembrooke

(2) Hong Kong Financial

Based on the information provided by Hong Kong Financial and to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, Hong Kong Financial and its ultimate beneficial owner are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land. As mentioned above, Pembrooke is a connected person of each of TST Properties and Sino Land by virtue of it being a wholly-owned subsidiary of Kerry Properties Limited which is a connected person of TST Properties and Sino Land, by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land.

Acquisition of shares and loans in OC2 Finance

Pursuant to the OC2 Finance Agreement, Sino Vision has agreed to acquire the shares in OC2 Finance and shareholders' loans (such loans being in the aggregate amount of HK$7,100,329 as at 30th September, 2007, subject to adjustments (if any) by reference to the completion accounts and the completion audit) held and provided by the OC2 Finance Sellers. The shares held by Pembrooke and Hong Kong Financial represent 38.2% and 11.8% respectively of the issued share capital of OC2 Finance.

Upon completion of the transactions contemplated under the OC2 Finance Agreement, Sino Vision would own a total of 50% of the issued share capital of OC2 Finance, and Sino Land would (together with King Chance's existing 50% interest in OC2 Finance) indirectly own 100% of the issued share capital of OC2 Finance. As at the date of the Announcement, OC2 Finance was an associated company of TST Properties and Sino Land. After the completion of the OC2 Finance Agreement, OC2 Finance has become a subsidiary of TST Properties and Sino Land.

Consideration

The OC2 Finance Consideration payable by Sino Vision to the OC2 Finance Sellers pursuant to the OC2 Finance Agreement for the shares in and the loans owing as at completion by OC2 Finance was HK$5,312,223 in cash based on the management accounts as at 30th September, 2007 and was adjusted to HK$5,375,266 in cash based on the completion accounts, subject to a further adjustment (if any) by reference to the completion audit.

The OC2 Finance Consideration represents the aggregate principal amount of loans provided to OC2 Finance by the OC2 Finance Sellers (together with interests accrued thereon) on a dollar-for-dollar basis (in the aggregate amount of HK$7,100,329, subject to adjustments as mentioned above) less 50% of the numeric value of the net liability value of OC2 Finance as stated in its management accounts as at 30th September, 2007 (in the amount of HK$3,576,212) (subject to adjustments (if any) by reference to the completion accounts and the completion audit).

A deposit of 15% of the OC2 Finance Consideration in the amount of HK$796,833 was paid upon signing of the OC2 Finance Agreement. The balance thereof has been paid upon the completion of the transactions contemplated under the OC2 Finance Agreement.

Completion

The conditions precedent to the completion of the OC2 Finance Agreement were as follows:

(a) the HKMC granting its consent to the transactions under the OC2 Finance Agreement;

(b) the HKMC agreeing to amend, on completion of the OC2 Finance Agreement, the mortgage sale and purchase agreement dated 2nd July, 2002 entered into between the HKMC and OC2 Finance in relation to the sale of mortgages to the HKMC to the effect that Kerry Properties Limited and China Overseas Land & Investment Limited will cease to be "Parent" within the meaning therein, either unconditionally or subject to conditions reasonably acceptable to Sino Vision and the OC2 Finance Sellers;

(c) the fulfilment of such conditions (if any) as may be imposed by the HKMC in connection with the grant of the HKMC's consent referred to in paragraph (a) above and the HKMC's agreement referred to in paragraph (b) above; and

(d) the compliance by Sino Vision and Hong Kong Financial and their respective holding companies of applicable requirements of any stock exchange on which their shares are listed.

As the above conditions have been satisfied, completion of the transactions under the OC2 Finance Agreement has taken place on 21st December, 2007.

E. THE MEMORANDUM OF AGREEMENT

On 12th December, 2007, Sino Hope entered into the Memorandum of Agreement with CapitaLand China Holdings and CRL (HK) in respect of the acquisition of 10 shares in Harvest Sun, representing 10% of the issued share capital thereof, by Sino Hope from CapitaLand China Holdings and CRL (HK) for a consideration of HK$44,218,971 in cash (subject to

adjustments), calculated pursuant to the same basis as for arriving at the Harvest Sun Consideration under the Harvest Sun Agreement. The proposed acquisition under the Memorandum of Agreement is non-legally binding. Based on the information provided by CRL (HK) and CapitaLand China Holdings and to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, CRL (HK) and CapitaLand China Holdings and their respective ultimate beneficial owners are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land as at the date hereof.

Upon completion of the Harvest Sun Agreement, Harvest Sun will become a 90% owned subsidiary of Sino Land and as such, CRL (HK) and CapitaLand China Holdings will together become a substantial shareholder (as defined under the Listing Rules) of a subsidiary of Sino Land.

It is currently contemplated that the proposed transaction, if proceeded with on substantially the same terms as provided in the Memorandum of Agreement, will (by itself) not constitute a discloseable transaction but may constitute a connected transaction under the Listing Rules. When the proposed transaction is aggregated with the transactions under the Harvest Sun Agreement and the Benefit Bright Agreement, it would remain to be a discloseable transaction of TST Properties and Sino Land under Chapter 14 of the Listing Rules. Accordingly, it would not be necessary for TST Properties and Sino Land to re-comply with the requirements of Rule 14.38 of the Listing Rules and as such no further circular will be sent to the Shareholders.

As the parties are negotiating the terms of the definitive agreement(s) in respect of the proposed transaction under the Memorandum of Agreement. Once such definitive agreement(s) has been entered into, TST Properties and Sino Land will comply with applicable requirements under Chapter 14A of the Listing Rules as necessary.

F. LISTING RULES IMPLICATIONS

(i) Discloseable transactions

As one or more of the applicable percentage ratios of TST Properties and Sino Land in respect of the aggregate transactions under the Harvest Sun Agreement and the Benefit Bright Agreement, in aggregate, exceeded 5%, the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement constituted discloseable transactions of TST Properties and Sino Land under Chapter 14 of the Listing Rules. Accordingly, each of TST Properties and Sino Land is required to make an announcement and issue a circular to its Shareholders under Rule 14.33 of the Listing Rules. The transaction under the OC2 Finance Agreement did not constitute a notifiable transaction of TST Properties or Sino Land under Chapter 14 of the Listing Rules.

The Directors consider that: (a) upon adjustments of the Harvest Sun Consideration and the Benefit Bright Consideration according to the completion audit as provided in the Harvest Sun Agreement and the Benefit Bright Agreement, the aggregate transactions under the said agreements would remain to be discloseable transactions of TST Properties and Sino Land under Chapter 14 of the Listing Rules; and (b) upon adjustments of the OC2 Finance Consideration according to the completion audit as provided in the OC2 Finance Agreement, the transaction under the said agreement would not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

(ii) Connected Transactions

Calistock is a wholly-owned subsidiary of Kerry Properties Limited, which is a connected person of TST Properties and Sino Land by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land. Accordingly, the transaction between Sino Hope and Calistock under the Harvest Sun Agreement constituted a connected transaction of Sino Land and TST Properties under the Listing Rules. Pembrooke is also a wholly-owned subsidiary of Kerry Properties Limited and accordingly a connected person of TST Properties and Sino Land. Accordingly, the transactions between Sino Vision and Pembrooke under the Benefit Bright Agreement and the OC2 Finance Agreement constituted connected transactions of TST Properties and Sino Land under the Listing Rules.

(iii) Independent Shareholders' approval and waiver application

As one or more of the applicable percentage ratios (other than profits ratio) of TST Properties and Sino Land in respect of the Connected Transactions, in aggregate, exceeded 2.5%, the Connected Transactions are subject to the reporting, announcement and independent Shareholders' approval of TST Properties and Sino Land respectively under Rules 14A.45 to 14A.48 of the Listing Rules. The Independent Board Committees have been established to advise the independent Shareholders of TST Properties and Sino Land in respect of the Connected Transactions. Commerzbank has been appointed as the independent financial adviser to advise the Independent Board Committees and the independent Shareholders of TST Properties and Sino Land respectively.

Mr. Ng Teng Fong together with his controlled corporations hold 1,037,640,691 shares in TST Properties, representing approximately 71.75% of the issued share capital of TST Properties as at the Latest Practicable Date. TST Properties holds 2,458,772,852 shares in Sino Land representing approximately 50.60% of the issued share capital of Sino Land as the date hereof. Since none of the Shareholders of TST Properties or Sino Land is required to abstain from voting on the Connected Transactions, written approval of Mr. Ng Teng Fong for TST Properties and written approval of TST Properties for Sino Land have been obtained for approval of the Connected Transactions in lieu of an approval from the independent Shareholders of TST Properties and Sino Land at their respective Shareholders' meetings pursuant to Rule 14A.43 of the Listing Rules. Upon a joint application made by TST Properties and Sino Land to the Stock Exchange, the Stock Exchange has granted a waiver from strict compliance with the requirement for each of TST Properties and Sino Land to hold a Shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules.

As all of the applicable percentage ratios (other than profits ratio) of TST Properties and Sino Land in respect of the transaction under the OC2 Finance Agreement are less than 0.1%, such transaction is not subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

G. FINANCIAL EFFECTS OF THE VARIOUS TRANSACTIONS ON THE TST PROPERTIES GROUP AND THE SINO LAND GROUP

As a result of the transactions under the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement, Harvest Sun have become a 90% owned subsidiary of Sino Land, and Benefit Bright, OC2 Management and OC2 Finance have become wholly-owned subsidiaries of Sino Land. As such, their respective results will be consolidated into the financial statements of TST Properties and Sino Land respectively. The future earnings of the TST Properties Group and the Sino Land Group will be increased by the future turnover and profit generated from the sale and leasing of properties and provision of properties management services business from Harvest Sun, Benefit Bright and OC2 Management. In addition, given that (a) the Harvest Sun Consideration is based on the net asset value of Harvest Sun; (b) the Benefit Bright Consideration is based on the (i) the shareholders' loans provided by the Benefit Bright Sellers' on a dollar-for-dollar basis and (ii) the net liability of Benefit Bright; and (c) the OC2 Finance Consideration is based on (i) the shareholders' loans provided by the OC2 Finance Sellers on a dollar-for-dollar basis; and (ii) the net liability of OC2 Finance, the respective transactions under the Harvest Sun Agreement and the Benefit Bright Agreement did not have a significant impact on the asset and liability values of the Sino Land Group and hence the TST Properties Group.

H. REASONS FOR ACQUIRING INTERESTS IN HARVEST SUN, BENEFIT BRIGHT, OC2 MANAGEMENT AND OC2 FINANCE

(i) Harvest Sun

Harvest Sun is the 100% beneficial shareholder of Harvest Sun Limited, a developer under a development agreement entered into with the Mass Transit Railway Corporation dated 20th April, 1995 (as supplemented and amended) in relation to Property 1 and the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC. Harvest Sun Limited has development rights in Property 1 and is entitled to interests in Property 1, including proceeds of sale and leasing of Property 1 on and subject to the terms and conditions of above mentioned development agreement. A number of parts of Property 1 have been sold, and the unsold parts of it are still owned by MTRC. For the purpose of the Harvest Sun Agreement, the unsold parts of Property 1 consists of the commercial accommodation and residential units at Island Harbourview in an aggregate gross floor area of approximately 143,168 sq. feet together with 330 commercial car parks, 579 residential car parks and 117 office car parks in Property 1. In relation to the proceeds of sale and leasing of the unsold parts of Property 1, Harvest Sun Limited has an entitlement to reimbursement of deductible costs incurred by it in the project, and thereafter an entitlement to 60% of the surplus proceeds, in each case subject to and in accordance with the development agreement.

The consolidated net profits before taxation and extraordinary items of Harvest Sun for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$102,674,195 and HK$23,831,605 respectively. The consolidated net profits after taxation and extraordinary items of Harvest Sun for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$84,763,303 and HK$21,105,185 respectively.

Calistock subscribed the 20 shares in Harvest Sun sold to Sino Hope under the Harvest Sun Agreement at par of US$1 per share.

(ii) Benefit Bright

Benefit Bright is the 100% beneficial shareholder of Benefit Bright Limited, a developer under a development agreement entered into with the Mass Transit Railway Corporation dated 23rd August, 1996 (as supplemented and amended) in relation to Property 2 and the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC.

Benefit Bright Limited has development rights in Property 2 and is entitled to interests in Property 2, including proceeds of sale and leasing of Property 2 on and subject to the terms and conditions of above mentioned development agreement. A number of parts of Property 2 have been sold, and the unsold parts of it are still owned by MTRC. For the purpose of the Benefit Bright Agreement, the unsold parts of Property 2 consist of the commercial accommodation and 10 residential units at Central Park and Park Avenue in an aggregate gross floor area of approximately 531,937 sq. feet, together with 198 commercial car parks and 734 residential car parks. In relation to the proceeds of sale and leasing of the unsold parts of Property 2, Benefit Bright Limited has an entitlement to reimbursement of deductible costs incurred by it in the project, and thereafter an entitlement to 80% of the surplus proceeds (if any), in each case subject to and in accordance with the development agreement. Currently, all the proceeds of sale and leasing are applied towards reimbursement of the deductible costs of Benefit Bright Limited in the project. The consolidated net profit before taxation and extraordinary items of Benefit Bright for the financial year ended on 31st December, 2005 was HK$874,350,371 and the net loss before taxation and extraordinary items of Benefit Bright for the financial year ended on 31st December, 2006 was HK$82,796,016.

The consolidated net profit after taxation and extraordinary items of Benefit Bright for the financial year ended on 31st December, 2005 was HK$842,477,120 and the net loss after taxation and extraordinary items of Benefit Bright for the financial year ended 31st December, 2006 was HK$109,313,924.

Pembrooke subscribed the 325 shares in Benefit Bright sold to Sino Vision at par of US$1 per share.

(iii) OC2 Management

OC2 Management is the sub-letting agent for the commercial development and the commercial car park of Property 2.

The net profits before taxation and extraordinary items of OC2 Management for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$32,400 and HK$31,600 respectively. The net profits after taxation and extraordinary items of OC2 Management for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$26,730 and HK$23,126 respectively.

Pembrooke subscribed the 325 shares in OC2 Management sold to Sino Vision at par of HK$1 per share.

(iv) OC2 Finance

OC2 Finance is the second mortgage financier for purchasers of the residential units of Property 2.

Pembrooke subscribed the 382 shares in OC2 Finance sold to Sino Vision at par of HK$1 per share.

The net profits before taxation and extraordinary items of OC2 Finance for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$501,202 and HK$297,817 respectively. The net profits after taxation and extraordinary items of OC2 Finance for the two financial years ended on 31st December, 2005 and 31st December, 2006 were also HK$501,202 and HK$297,817 respectively.

TST Properties and Sino Land have substantial experience and expertise in managing retail shopping malls and carparks. The acquisition contemplated under the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement would result in consolidation of control of the retained parts of Property 1 and Property 2 as Harvest Sun, Benefit Bright and OC2 Finance would become wholly-owned subsidiaries of Sino Land (on the assumption that Sino Hope will also acquire the 10% interest in Harvest Sun from CapitaLand China Holdings and CRL (HK), as contemplated under the Memorandum of Agreement). The Directors consider that the acquisition would bring about better and more efficient management of the retained parts of Property 1 and Property 2.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement are on normal commercial terms and are fair, reasonable and in the interests of TST Properties and Sino Land and the Shareholders as a whole. If a general meeting of the Shareholders were to be held to approve the Connected Transactions, the Directors (including the independent non-executive Directors) would recommend you to vote in favour of such resolutions approving the Connected Transactions.

The Independent Board Committees have been asked to consider and advise the independent Shareholders on the Connected Transactions. Commerzbank has been appointed as the independent financial adviser to the Independent Board Committees to issue an opinion on the Connected Transactions. Two letters to the Shareholders from the Independent Board Committees respectively are set out on pages 23 to 26 of this circular. Having regard to the letter of opinion of Commerzbank, which is set out on pages 27 to 42 of this circular, and the valuation reports issued by DTZ, which are set out on pages 43 to 50 of this circular, the Independent Board Committees are respectively of the opinion that the Connected Transactions have been entered into: (i) in the ordinary and usual course of business of the TST Properties Group or the Sino Land Group (as the case may be); (ii) on normal commercial terms; and (iii)

the terms of which were fair and reasonable and were in the interests of TST Properties or Sino Land (as the case may be) and the Shareholders of TST Properties or the Shareholders of Sino Land (as the case may be) as a whole.

As the Stock Exchange has granted a waiver from strict compliance with the requirement for each of TST Properties and Sino Land to hold a Shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules, no general meeting of the Shareholders will be held.

I. INFORMATION ON THE TST PROPERTIES GROUP, THE SINO LAND GROUP AND THE COUNTERPARTIES

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment in securities, financing, hotel and building management and services.

Each of Calistock and Pembrooke is an investment holding company wholly-owned by Kerry Properties Limited. Kerry Properties Limited is an investment holding company and its subsidiaries are principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

Each of Macwest and Macell is an investment holding company wholly-owned by China Overseas Land & Investment Limited. China Overseas Land & Investment Limited and its subsidiaries are principally engaged in property development and investment project management, infrastructure project investments, investment holding, real estate agency and management and treasury operations. CapitaLand China Holdings is a company engaged in investment holding, provision of management services and property development. CRL (HK) is an investment holding company.

Each of Super Creation and Allied Dragon is an investment holding company wholly-owned by Bank of China Group Investment Limited. Bank of China Group Investment Limited, as a professional investment management company, has invested in a great number of large infrastructures and major projects in the Hong Kong and Macau, Mainland China and overseas, covering such sectors as real estate, industry, energy, transportation, media, hotels and finance. It is a subsidiary of a listed company, namely Bank of China Limited.

J. ADDITIONAL INFORMATION

Your attention is drawn to the valuation reports prepared by DTZ on Property 1 and Property 2 respectively and the additional information set out in Appendix II to this circular respectively.

Yours faithfully,
By Order of the Boards of
Tsim Sha Tsui Properties Limited and
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

A. LETTER FROM THE INDEPENDENT BOARD COMMITTEE OF TST PROPERTIES

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

31st December, 2007

To the independent Shareholders of TST Properties

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the joint circular dated 31st December, 2007 of TST Properties and Sino Land (the "**Circular**"), of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

1. INTRODUCTION

We, being the Independent Non-executive Directors of TST Properties, have been asked by the Board to advise the independent Shareholders as to whether, in our opinion, the Connected Transactions are fair and reasonable and in the interests of TST Properties and the Shareholders as a whole.

We wish to draw your attention to: (i) the letter from the Board as set out on pages 7 to 22 of the Circular which contains details of the Connected Transactions; (ii) the letter of advice from Commerzbank as set out on pages 27 to 42 of the Circular which contains its advice in respect of the Connected Transactions and the bases of determination of the terms and conditions of the Connected Transactions; and (iii) the valuation reports issued by DTZ as set out on pages 43 to 50 of the Circular which contain a valuation in respect of Property 1 and Property 2 respectively.

2. OPINION

Having taken into account the advice of Commerzbank and the valuation reports, we consider that the Connected Transactions have been entered into: (i) in the ordinary and usual course of business of the TST Properties Group; (ii) on normal commercial terms; and (iii) the terms of which were fair and reasonable and were in the interests of TST Properties and the Shareholders as a whole. Since the Stock Exchange has granted a waiver from strict compliance with the requirement for TST Properties to hold a Shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules, no Shareholders' meeting will be held.

3. RECOMMENDATION

If a general meeting of the Shareholders were to be held to approve the Connected Transactions, on the above basis, we would recommend you to vote in favour of such resolutions approving the Connected Transactions.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Dr. Allan Zeman
Mr. Adrian David Li Man-kiu
Mr. Steven Ong Kay Eng
Independent Non-executive Directors

B. LETTER FROM THE INDEPENDENT BOARD COMMITTEE OF SINO LAND

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

31st December, 2007

To the independent Shareholders of Sino Land

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the joint circular dated 31st December, 2007 of TST Properties and Sino Land (the "**Circular**"), of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

1. INTRODUCTION

We, being the Independent Non-executive Directors of Sino Land, have been asked by the Board to advise the independent Shareholders as to whether, in our opinion, the Connected Transactions are fair and reasonable and in the interests of Sino Land and the Shareholders as a whole.

We wish to draw your attention to: (i) the letter from the Board as set out on pages 7 to 22 of the Circular which contains details of the Connected Transactions; (ii) the letter of advice from Commerzbank as set out on pages 27 to 42 of the Circular which contains its advice in respect of the Connected Transactions and the bases of determination of the terms and conditions of the Connected Transactions; and (iii) the valuation reports issued by DTZ as set out on pages 43 to 50 of the Circular which contain a valuation in respect of Property 1 and Property 2 respectively.

2. OPINION

Having taken into account the advice of Commerzbank and the valuation reports, we consider that the Connected Transactions have been entered into: (i) in the ordinary and usual course of business of the Sino Land Group; (ii) on normal commercial terms; and (iii) the terms of which were fair and reasonable and were in the interests of Sino Land and the Shareholders as a whole. Since the Stock Exchange has granted a waiver from strict compliance with the requirement for Sino Land to hold a Shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules, no Shareholders' meeting will be held.

3. RECOMMENDATION

If a general meeting of the Shareholders were to be held to approve the Connected Transactions, on the above basis, we would recommend you to vote in favour of such resolutions approving the Connected Transactions.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Dr. Allan Zeman
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning
Independent Non-executive Directors

COMMERZBANK

Hong Kong Branch
21st Floor, Hong Kong Club Building
3A Chater Road, Central
Hong Kong

31st December, 2007

To the independent board committee and the independent shareholders of Sino Land and the independent board committee and the independent shareholders of TST Properties

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the respective independent board committees of both TST Properties and Sino Land (the "TST Properties Independent Board Committee" and the "Sino Land Independent Board Committee", respectively) and the respective independent shareholders of TST Properties and Sino Land (the "TST Properties Independent Shareholders" and the "Sino Land Independent Shareholders", respectively) in respect of the terms of the Connected Transactions comprising the acquisition of (i) 60% of the issued share capital of Harvest Sun from the Harvest Sun Sellers under the Harvest Sun Agreement and (ii) 57.5% of the issued share capital of Benefit Bright from the Benefit Bright Sellers under the Benefit Bright Agreement, details of which, among other things, are set out in the circular dated 31st December, 2007 (the "Circular"), of which this letter forms a part. Terms defined in the Circular will have the same meanings when used in this letter unless the context requires otherwise.

On 12th December, 2007, the Company, through its indirect wholly-owned subsidiaries, Sino Hope and Sino Vision, entered into the Harvest Sun Agreement and the Benefit Bright Agreement, respectively. Pursuant to the Harvest Sun Agreement, Sino Hope would acquire 60% of the issued share capital of Harvest Sun from the Harvest Sun Sellers, namely, Super Creation, Calistock and Macwest. Pursuant to the Benefit Bright Agreement, Sino Vision would acquire from Benefit Bright Sellers, namely Pembrooke, Allied Dragon and Macell (i) 57.5% of the issued share capital of Benefit Bright and the shareholders' loans provided by the Benefit Bright Sellers to Benefit Bright in the amount of HK$3,107,771,227; and (ii) 57.5% of the issued share capital of OC2 Management. On the same day, Sino Hope, CapitaLand China Holdings and CRL (HK) also entered into the non-legally binding Memorandum of Agreement, pursuant to which, Sino Hope will acquire the remaining 10% of the issued share capital of Harvest Sun currently owned by CapitaLand China Holdings on trust for CRL (HK). Upon completion of the Harvest Sun Agreement, Sino Land, together with the existing 30% equity interest of Harvest Sun held by King Chance, a wholly-owned subsidiary of Sino Land, will own an aggregate of 90% of the issued share capital of Harvest Sun. If the Memorandum of

Agreement further proceeds such that Sino Hope acquires the remaining 10% of the issued share capital of Harvest Sun, Harvest Sun will become an indirect wholly-owned subsidiary of Sino Land. Furthermore, upon completion of the Benefit Bright Agreement, Sino Land, together with the existing 42.5% equity interest in Benefit Bright held by King Chance, will own the entire issued share capital of Benefit Bright.

Kerry Properties Limited is a substantial shareholder of certain subsidiaries of Sino Land and is therefore a connected person of Sino Land under the Listing Rules. Since Calistock and Pembrooke, being one of the Harvest Sun Sellers and Benefit Bright Sellers, respectively, are wholly-owned subsidiaries of Kerry Properties Limited, both of them are connected persons of Sino Land under the Listing Rules. By virtue of TST Properties being the controlling shareholder (as defined under the Listing Rules) of Sino Land and interested in approximately 50.6% of the issued share capital of Sino Land as at the Latest Practicable Date, Calistock and Pembrooke are also connected persons of TST Properties under the Listing Rules. As such, the transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement will constitute connected transactions for both Sino Land and TST Properties under the Listing Rules. As one or more of the applicable percentage ratios (as defined under the Listing Rules) of Sino Land and TST Properties in respect of the aggregate transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement in aggregate exceed 5%, the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement constitutes discloseable transactions for both Sino Land and TST Properties, and the Connected Transactions are subject to reporting, announcement and independent shareholders' approval requirements for both Sino Land and TST Properties under Chapter 14A of the Listing Rules.

The Sino Land Independent Board Committee, comprising all of the independent non-executive directors of Sino Land, namely Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning, has been formed to advise the Sino Land Independent Shareholders as to how they should vote on the relevant resolutions in respect of the Harvest Sun Agreement and the Benefit Bright Agreement. The TST Properties Independent Board Committee, comprising all of the independent non-executive directors of TST Properties, namely Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng has also been formed to advise the TST Properties Independent Shareholders in the same regard. We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the TST Properties Independent Board Committee and the Sino Land Independent Board Committee, as well as the TST Properties Independent Shareholders and the Sino Land Independent Shareholders on terms of the Harvest Sun Agreement and the Benefit Bright Agreement as to whether they are (i) conducted on normal commercial terms; (ii) fair and reasonable and (iii) the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement is in the interests of Sino Land and TST Properties and their respective shareholders as a whole.

As disclosed in the Circular, none of the shareholders of TST Properties and Sino Land are required to abstain from voting in relation to the relevant resolutions approving the Connected Transactions. As at the Latest Practicable Date, Mr. Ng Teng Fong, together with his controlled corporations held an aggregate of 1,037,640,691 shares in TST Properties, representing approximately 71.75% of the issued share capital of TST Properties, and TST Properties in turn hold an aggregate of 2,458,772,852 shares in Sino Land, representing approximately 50.6% of the issued share capital of Sino Land. Since a written approval of Mr.

Ng Teng Fong for TST Properties and a written approval of TST Properties for Sino Land have been obtained approving the Connected Transactions, and it is proposed that no Shareholders meeting will be convened in respect of the Connected Transactions for the respective shareholders of Sino Land and TST Properties pursuant to Rule 14A.43 of the Listing Rules. A joint application has been made by TST Properties and Sino Land to the Stock Exchange in this regard and the Stock Exchange has granted a waiver from strict compliance with the requirement for each of TST Properties and Sino Land to hold a shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules. However, an opinion from an independent financial adviser as to whether the terms of the Connected Transactions are fair and reasonable in so far as the respective shareholders of Sino Land and TST Properties are concerned is required under the Listing Rules.

In formulating our recommendation, we have relied on the information and facts supplied to us by Sino Land and TST Properties. We have reviewed, among other things, (i) the Circular; (ii) the Harvest Sun Agreement; (iii) the Benefit Bright Agreement; (iv) unaudited financial statements of Harvest Sun Limited and Benefit Bright Limited for the nine months ended 30th September, 2007 and OC2 Management for the two years ended 31st December, 2006; (v) the annual reports of TST Properties and Sino Land for the two years ended 30th June, 2006; (vi) the respective unaudited completion accounts of Harvest Sun (the "Harvest Sun Completion Accounts") and Benefit Bright (the "Benefit Bright Completion Accounts") for the period from 1st January, 2007 to 21st December, 2007; and (vii) the valuation reports prepared by DTZ in respect of Property 1 (the "Property 1 Valuation Report") and Property 2 (the "Property 2 Valuation Report") as at 1st November, 2007. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the directors of each of TST Properties and Sino Land that having made all reasonable enquiries and careful decisions, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in this Circular, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by TST Properties and Sino Land, and for which they are wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the Latest Practicable Date.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from the Company; and (ii) reviewed sufficient information to enable us to reach an informed view regarding the transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by TST Properties and Sino Land; nor have we conducted any independent in-depth investigation into the business and affairs of TST Properties and Sino Land and their respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating and giving our independent financial advice to the Sino Land Independent Board Committees and the Sino Land Independent Shareholders as well as the TST Properties Independent Board Committee and the TST Properties Independent Shareholders in relation to the Connected Transactions, we have taken into account the following principal factors:

1. Background of the Sino Land Group, the TST Properties Group and the Connected Transactions

Background of the TST Properties Group and the Sino Land Group

TST Properties is the holding company of Sino Land and is interested in an aggregate of approximately 50.6% in the issued share capital of Sino Land. As advised by the management of both TST Properties and Sino Land, TST Properties is an investment company with most of its business operations being carried out by Sino Land. Sino Land, one of the leading property developers in Hong Kong with a long operating history of 36 years, is principally engaged in the (i) development and sale of properties; (ii) leasing of properties; (iii) provision of building management and related services; (iv) hotel operations; and (v) securities investments and financing. Set out below is the summary of the financial results of both TST Properties and Sino Land for the three years ended 30th June, 2007:

Summary of financial results for the Sino Land Group for the three years ended 30th June, 2007

	For the year ended 30th June					
	2005		2006		2007	
	HK$' Million	*%*	*HK$' Million*	*%*	*HK$' Million*	*%*
Turnover:						
Property	3,433	*82.7*	7,540	*90.5*	6,583	*87.4*
– *Property rental*	868	*20.9*	998	*12.0*	1,148	*15.2*
– *Property sales*	2,499	*60.2*	6,475	*77.7*	5,365	*71.2*
– *Management services*	66	*1.6*	67	*0.8*	70	*1.0*
Investment in securities	63	*1.5*	78	*0.9*	77	*1.0*
Financing	24	*0.6*	17	*0.2*	15	*0.2*
Hotel	279	*6.7*	321	*3.9*	396	*5.3*
Building management and services	352	*8.5*	372	*4.5*	461	*6.1*
Total	4,151	*100.0*	8,328	*100.0*	7,532	*100.0*

	For the year ended 30th June					
	2005		2006		2007	
	HK$' Million	*%*	*HK$' Million*	*%*	*HK$' Million*	*%*
Profits from operations:						
Property	3,573	*85.3*	5,867	*91.6*	5,878	*88.8*
Investment in securities	306	*7.3*	170	*2.7*	335	*5.1*
Financing	25	*0.6*	19	*0.3*	15	*0.2*
Hotel	141	*3.4*	168	*2.6*	211	*3.2*
Building management and services	143	*3.4*	177	*2.8*	177	*2.7*
Total	4,188	*100.0*	6,401	*100.0*	6,616	*100.0*

Source: Sino Land's annual reports for the years ended 30th June, 2006 and 2007, respectively

Summary of financial results for the TST Properties Group for the three years ended 30th June, 2007

	For the year ended 30th June					
	2005		2006		2007	
	HK$' Million	*%*	*HK$' Million*	*%*	*HK$' Million*	*%*
Turnover:						
Property	3,458	*82.3*	7,568	*90.3*	6,615	*87.1*
Investment in securities	87	*2.1*	104	*1.3*	112	*1.5*
Financing	24	*0.6*	17	*0.2*	15	*0.2*
Hotel	279	*6.6*	321	*3.8*	396	*5.2*
Building management and services	352	*8.4*	372	*4.4*	461	*6.1*
Total	4,200	*100.0*	8,382	*100.0*	7,599	*100.0*

	For the year ended 30th June					
	2005		2006		2007	
	HK$' Million	*%*	*HK$' Million*	*%*	*HK$' Million*	*%*
Profits from operations:						
Property	3,589	*82.2*	5,884	*90.4*	5,894	*85.6*
Investment in securities	474	*10.8*	266	*4.1*	588	*8.6*
Financing	25	*0.6*	19	*0.3*	15	*0.2*
Hotel	140	*3.2*	167	*2.5*	211	*3.1*
Building management and services	141	*3.2*	175	*2.7*	174	*2.5*
Total	4,369	*100.0*	6,511	*100.0*	6,882	*100.0*

Source: TST Properties' annual reports for the year ended 30th June, 2006 and 2007, respectively

As illustrated from the table above, turnover from the property development business constituted over 80% of the Sino Land Group's consolidated turnover and profit from operations for the three years ended 30th June, 2007. Although the Sino Land Group has expanded its property development business into the People's Republic of China (the "PRC") such as Chengdu and Chongqing in recent years, Hong Kong remains as the principal base of business operations for the Sino Land Group (hence the TST Properties Group). As disclosed in Sino Land's annual report for the year ended 30th June, 2007 (the "Sino Land 2007 Annual Report"), over 90% of the Sino Land Group's turnover, profit before taxation, assets and liabilities were derived from the Sino Land Group's business activities in Hong Kong. The properties developed and sold by the Sino Land Group in Hong Kong, comprise middle to luxurious residential and commercial units, such as Vision City in Tsuen Wan, One SilverSea in West Kowloon and The Royal Oaks and St. Andrews Place in the New Territories.

The Harvest Sun Agreement

On 12th December, 2007, Sino Land, through its indirect wholly-owned subsidiary, Sino Hope, entered into the Harvest Sun Agreement, pursuant to which, Sino Hope agreed to acquire an aggregate of 60% of the issued share capital of Harvest Sun from the Harvest Sun Sellers, being Super Creation, Calistock and Macwest. The issued share capital of Harvest Sun is owned as to 30% by King Chance, as to 30% by Super Creation, as to 20% by Calistock, as to 10% by Macwest and as to the remaining 10% by CapitaLand China Holdings (on trust for CRL (HK)). As advised by the management of Sino Land, Harvest Sun is an investment company and its property development businesses are carried out by Harvest Sun Limited, being a wholly-owned subsidiary of Harvest Sun and a developer under a development agreement (the "Property 1 Development Project Agreement") entered into with the Mass Transit Railway Corporation dated 20th April, 1995 (as supplemented and amended) in relation to Property 1 (with the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC). Subject to the terms and conditions of the Property 1 Development Project Agreement, Harvest Sun Limited has the development rights and is entitled to the interests in Property 1, including proceeds of sale and leasing of Property 1.

Property 1 is a 3-level commercial development located in one of the prime commercial/residential areas in West Kowloon. As stated in the section headed "Letter from the Boards" in Circular, certain parts of Property 1 have been sold and the ownership of the unsold parts of Property 1 is remained with MTRC. According to the Property 1 Valuation Report, the remaining unsold parts of Property 1 consist of the commercial accommodation and residential units at Island Harbourview with an aggregate gross floor area of approximately 143,168 sq. feet, as well as (i) 117 office car park spaces; (ii) 330 commercial car park spaces; (iii) 579 residential car park spaces of a 6-storey plus 2 basements commercial/parking/social welfare facilities/recreational facilities at Olympian City 1 and (iv) 2 residential units in Island Habourview. In relation to the above-mentioned unsold parts of Property 1, Harvest Sun Limited is entitled to the reimbursement of the deductible costs incurred by it in the course of the development of Property 1 and 60% of the surplus proceeds thereafter. As advised by the management of Sino Land, all of the deductible cost incurred by Harvest Sun Limited has been reimbursed and Harvest Sun Limited is entitled to 60% of the proceeds derived from the sale and leasing of Property 1. Based on the Property 1 Valuation Report, the capital value of Property 1 amounted to HK$700,000,000 as at 1st November, 2007.

The Benefit Bright Agreement

On the same day, Sino Land, through its indirect wholly-owned subsidiary, Sino Vision, entered into the Benefit Bright Agreement, pursuant to which, Sino Vision agreed to acquire (i) 57.5% of the issued share capital of Benefit Bright from the Benefit Bright Sellers, being Pembrooke, Allied Dragon and Macell which own 32.5%, 15% and 10% of the issued share capital of Benefit Bright, respectively; (ii) the shareholders' loans from the Benefit Bright Sellers in the amount of HK$3,107,771,227 (including interest) as at 21st December, 2007 based on the Benefit Bright Completion Accounts and (iii) 57.5% of the issued share capital of OC2 Management held by the Benefit Bright Sellers.

Benefit Bright is an investment holding company and owns 100% of the issued share capital of Benefit Bright Limited, a developer under a development agreement (the "Property 2 Development Project Agreement") entered into with the Mass Transit Railway Corporation dated 23rd August, 1996 (as supplemented and amended) in relation to Property 2 (with the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC). Subject to the terms and conditions of the Property 2 Development Project Agreement, Benefit Bright Limited has development rights in Property 2 as well as is entitled to (i) interests in Property 2, including proceeds of sale and leasing of Property 2; (ii) the reimbursement of the deductible costs incurred by it in the development of Property 2 and (iii) 80% of the surplus proceeds (if any) thereafter. As disclosed in the section headed "Letter from the Boards" in the Circular, all the proceeds of sale and leasing are being applied towards the reimbursement of the deductible costs incurred by Benefit Bright in the development of Property 2.

Property 2 is a 3-level commercial development located in one of the prime commercial/residential areas in West Kowloon. As stated in the section headed "Letter from the Boards" in the Circular, certain parts of Property 2 have been sold and the ownership of the unsold parts of Property 2 is remained with MTRC. According to the Property 2 Valuation Report, the remaining unsold parts of Property 2 consist of the commercial accommodation and 10 residential units at Central Park and Park Avenue with an aggregate gross floor area of approximately 531,937 sq. feet, together with 198 commercial car park spaces of a 3-storey plus basement commercial/parking complex at Olympian City 2 and 734 residential car park spaces. Based on the Property 2 Valuation Report, the capital value of Property 2 amounted to HK$3,500,000,000 as at 1st November, 2007.

Both Property 1 and Property 2 are located in West Kowloon near the Airport Railway Olympic Station of the mass transit railway system and their total construction area are primarily consisted of residential/commercial units and car park space and their geographical location are illustrated as below:


Olympian City Phase I
Island Harbourview
Club Hse
Property 1
Bank of China Centre
CHERRY STREET
LIN CHEUNG ROAD
OLYMPIC STATION
HSBC Centre
Minibus Terminus
Park Avenue
Central Park
Property 2
Park Resort
Olympian City Phase II
Park Avenue
HOI FAI ROAD
AIRPORT RAILW

Geographical location of Property 1 and Property 2

Each of Property 1 and Property 2 established as one of the prime commercial and residential complexes in Hong Kong, and upon completion of the Harvest Sun Agreement and the Benefit Bright Agreement, Sino Land will own 90% and 100% of the issued share capital of Harvest Sun and Benefit Bright, respectively which in turn will be interested in 90% and 100% of Property 1 and Property 2, respectively (if the Memorandum of Agreement will further proceeds, Sino Land will own the entire issued share capital of Harvest Sun, hence the Property 1). Having considered the market positions of Property 1 and Property 2, which fit into the overall development strategy of Sino Land and will increase the land bank of the Sino Land Group in the precious prime area of West Kowloon, we consider that the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement and the respective transactions contemplated therein are in line with the normal course of business of the Sino Land Group and the TST Properties Group, and are in the interest of the Sino Land Group and the TST Properties Group and their respective shareholders as a whole.

2. Reasons for and benefits of the Connected Transactions

(i) Leverage on the Group's experience and reputation in property and building management

TST Properties and Sino Land have substantial experience and expertise in managing retail shopping malls, car parks as well as residential and commercial buildings. According to the annual reports of Sino Land as at 30th June, 2007, the Sino Land's property management division currently manages approximately 180 projects with an aggregate gross floor area of 50 million sq. feet. In addition, during the financial year ended 30th June, 2007, the property division of the Sino Land has received a number of awards for service, energy saving, environmental protection and quality management from government departments, professional organisations and community bodies. In light of the above, we consider that it would be beneficial for the Sino Land Group (hence the TST Properties Group) to leverage on its expertise and reputation to further expand its property management business through the transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement.

(ii) Consolidation of control and management

The acquisitions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement will result in consolidation of control as Harvest Sun and Benefit Bright will become a 90% and 100% owned subsidiary of Sino Land, respectively (if the Memorandum of Agreement will proceed and Sino Hope will acquire the remaining 10% equity interest in Harvest Sun, Harvest Sun will become a wholly-owned subsidiary). We are of the view that the acquisitions of Harvest Sun and Benefit Bright will bring about better and more efficient management of the remaining unsold parts of Property 1 and Property 2 such as reduction in administrative costs and time, simplifying the overall process during the course of implementing the Sino Land Group's development strategies in relation to Property 1 and Property 2 and formulating development plans for Property 1 and Property 2 which fit into the corporate development of Sino Land (hence TST Properties).

(iii) Positive outlook on the retail sector and demand for car parks

Consumer spending has been increasing over the past few years in Hong Kong as a result of the improved economy. According to the statistics published by the Census and Statistics Department of Hong Kong, the value of total retail sales in Hong Kong was approximately HK$204.6 billion and HK$219.6 billion in 2005 and 2006 respectively, representing a growth rate of approximately 7.3%.

We have discussed with the management of the Group and understand that West Kowloon, where Property 1 and Property 2 are situated, is one of the new key areas of development in Hong Kong comprising a number of luxurious residential, office and commercial developments as well as a prime shopping mall. In addition, as announced by the Hong Kong government, it is intended that West Kowloon will be developed into a key recreation and entertainment district.

We set out below statistics relating to the demand and supply of ownership-related (i.e. for private usage) car park space in Hong Kong as abstracted from "The Second Parking Demand Study Final Report" published by the Transport Department of Hong Kong:

	2006 (Actual)	**2011 (Projected)**
Supply	526,392	566,618
Demand	452,915	518,135
Surplus/(Shortfall)	73,476	48,481
Demand/Supply Ratio	0.86	0.91

Source: Transport Department of Hong Kong

We noted from the table above, the demand to supply ratio is expected to increase from 0.86 to 0.91, indicating that the demand for car park space is expected to increase at a rate faster than that of the supply side. Given the fact that the district where Property 1 and Property 2 are situated will continue to undergo rapid development, we consider that the acquisitions of Property 1 and Property 2 as contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement will add well developed properties in the prime area of Kowloon to the Sino Land Group and will enhance that of the future profitability and financial performance of the Sino Land Group, hence the TST Properties Group.

Having regard (i) the expertise and the overall reputation of both the Sino Land Group (and TST Properties Group) in property management; (ii) the better and more efficient management as a result of consolidation of control; and (iii) the growth in the retail industry, we consider that the Connected Transactions under the Harvest Sun Agreement and the Benefit Bright Agreement are in the interests of Sino Land and TST Properties and their respective shareholders as a whole.

3. Major terms and conditions of the Harvest Sun Agreement and Benefit Bright Agreement

Harvest Sun Agreement

Completion of the Harvest Sun Agreement is subject to, among other things, the completion of the respective acquisition of shares in Harvest Sun by Sino Hope from each of the Harvest Sun Sellers under the Harvest Sun Agreement that the acquisition of shares in and loans to Benefit Bright by Sino Vision from the Benefit Bright Sellers which was in the same group as the relevant Harvest Sun Sellers should be completed at the same time. However, the acquisition of shares in Harvest Sun by Sino Hope from any Harvest Sun Seller was not conditional upon (i) the acquisition of shares in Harvest Sun from all or any of the other Harvest Sun Sellers and (ii) the acquisition of shares in and loans to Benefit Bright from all or any of the Benefit Bright Sellers in the other groups. The directors of Sino Land have advised that all of the above conditions have been satisfied on 21st December, 2007 and accordingly, completion of the Harvest Sun Agreement has been taken place on the even day accordingly.

Benefit Bright Agreement

Completion of the Benefit Bright Agreement is conditional upon, among other things, the acquisition of shares in Harvest Sun by Sino Hope from each of the Harvest Sun Sellers in the same group as the relevant Benefit Bright Sellers being completed at the same time. However, the acquisition of shares in Benefit Bright by Sino Vision from a Benefit Bright Seller was not conditional upon (i) the acquisition of shares in Benefit Bright from all or any of the other Benefit Bright Sellers and (ii) the acquisition of shares in Harvest Sun from the Harvest Sun Sellers in the other group. The Directors have advised that all of the above conditions have been satisfied on 21st December, 2007 and completion of the Benefit Bright Agreement has been taken place on the even day accordingly.

4. Basis of the Harvest Sun Consideration and the Benefit Bright Consideration

(i) Harvest Sun Consideration

Pursuant to the Harvest Sun Agreement, Sino Hope has agreed to acquire an aggregate of 60% equity interest in Harvest Sun held by Super Creation, Calistock and Macwest, representing 30%, 20% and 10% of the issued share capital of Harvest Sun, respectively. Based on the Announcement, the initial Harvest Sun Consideration payable to Sino Hope to the Harvest Sun Sellers pursuant to the Harvest Sun Agreement is HK$265,313,828 in cash, subject to adjustment by reference to the unaudited Harvest Sun Completion Accounts and a further adjustment (if any) by reference to the completion audit. As mentioned above, completion of the Harvest Sun Agreement has been taken place on 21st December, 2007 with the net asset value of Harvest Sun amounted to HK$446,356,416 on the even day. As such, the Harvest Sun Consideration was subsequently determined to be HK$267,813,850 which is based on 60% of the consolidated net asset value of Harvest Sun of HK$446,356,416 as at

21st December, 2007. The consolidated net asset value of Harvest Sun was arrived at after taking into the consideration of (i) Harvest Sun's 60% attributable interest in the retained parts of Property 1 as stated in the Property 1 Development Project Agreement in the amount of HK$420,000,000 (as explained below) and (ii) other adjustments made to the consolidated net asset value of Harvest Sun, including (a) a number of agreed treatments of certain deferred tax assets and deferred tax liabilities of the Harvest Sun group and (b) accounts shall be prepared as at the completion date which are subject to a completion audit, and adjustment sums shall be paid accordingly. As advised by the management of Sino Land, since Harvest Sun is currently entitled to 60% of the proceeds from the sale and leasing of the unsold parts of Property 1, it therefore agreed amongst the parties to the Harvest Sun Agreement that the net assets value of Harvest Sun would be adjusted by HK$420,000,000, being Harvest Sun's 60% attributable interest in the capital value of Property 1 of HK$700,000,000 as stated in the Property 1 Valuation Report.

As the Harvest Sun Consideration was based on the net asset value of Harvest Sun with reference to the Harvest Sun's attributable interest in the capital value of Property 1, we considered that the Harvest Sun Consideration is fair and reasonable.

(ii) The Benefit Bright Consideration

Pursuant to the Benefit Bright Agreement, Sino Vision has agreed to acquire (i) 57.5% issued share capital of Benefit Bright and shareholders' loans owing by Benefit Bright to the Benefit Bright Sellers and (ii) the shares in OC2 Management owned by the Benefit Bright Sellers for an initial consideration of HK$2,070,135,174 (subject to adjustment by reference to the unaudited Benefit Bright Completion Accounts and a further adjustment (if any) by reference to the completion audit) and a fixed sum of HK$5,750, respectively.

Since completion of the Benefit Bright Agreement has been taken place on 21st December, 2007, the initial Benefit Bright Consideration of HK$2,070,135,174 has been adjusted to HK$2,083,947,375, representing (i) the aggregate principal amount of loans owed by Benefit Bright to the Benefit Bright Sellers together with interest accrued thereon in the aggregate amount of HK$3,107,771,227 as at 21st December, 2007 based on the unaudited Benefit Bright Completion Accounts and (ii) the attributable interest of the Benefit Bright Sellers of 57.5% in the net liability value Benefit Bright as at 21st December, 2007 based on the unaudited Benefit Bright Completion Accounts. Based on the unaudited Benefit Bright Completion Accounts, the net liability value of Benefit Bright as at 21st December, 2007 in the amount of HK$1,780,563,222 is arrived after the adjustment on, among other things, (i) Benefit Bright's 100% interest in the unsold parts of Property 2 based on the Property 2 Valuation Report of HK$3,500,000,000; (ii) the agreed treatments of certain deferred tax assets and deferred liabilities of Benefit Bright and (iii) the agreed treatments of certain other assets and liabilities of Benefit Bright. As advised by the management of Sino Land, since all the proceeds of the sale and leasing are currently applied towards the reimbursement of the deductible costs of Benefit Bright Limited, it therefore agreed amongst the parties to the Benefit Bright Agreement that the net liability value of Benefit Bright would be adjusted by HK$3,500,000,000, being 100% of the capital value of Property 2 as stated in the Property 2 Valuation Report.

Given that the Benefit Bright Consideration was based on the net assets value of Benefit Bright with reference to the Benefit Bright's current attributable interest in the capital value of Property 2, we considered that the Benefit Bright Consideration is fair and reasonable.

In addition, since the consideration payable for interests in OC2 Management is HK$5,750 in cash, representing approximately 57.5% of the net asset value of OC2 Management as stated in the management accounts as at 30th September, 2007 (in the amount of HK$10,062), we consider that the consideration payable for the acquisition of the shares in OC2 Management is fair and reasonable.

(iii) The Valuation

In assessing the fairness and reasonableness of the Valuation, we have reviewed and discussed with the Valuer regarding the methodology of, and bases and assumptions adopted for, the valuation of Property 1 and Property 2 as contained in the independent valuation report. DTZ valued each of the residential/commercial units and the car parks of Property 1 and Property 2 on a direct comparison approach in which relevant sales comparables in the market have been made reference and the commercial development, commercial car park and residential car park by capitalizing the rental income derived from the existing tenancies with due provision of the reversionary income potential of the property interests. The sale comparables obtained by the DTZ in the market, in the opinion of the DTZ, are comparables to the residential and commercial units in terms of timing of transactions and location and usage of the underlying premises (as adjusted by other relevant factors subject to the DTZ's discretion). As advised by DTZ, the above-mentioned approach is in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors. In light of the above, we are of the opinion that the valuation methodology adopted by the Valuer is in line with the normal market practice and is fair and reasonable.

Having regarded (i) the Harvest Sun Consideration based on the net asset value of Harvest Sun according to the unaudited management accounts of Harvest Sun as at 30th September, 2007 which was subsequently adjusted based on the unaudited Harvest Sun Completion Accounts; (ii) the Benefit Bright Consideration based on the net asset value of Benefit Bright according to the unaudited management accounts of Benefit Bright as at 30th September, 2007 which was subsequently adjusted based on the unaudited Benefit Bright Completion Accounts; (iii) the adjustments to be made to the Harvest Sun Consideration and the Benefit Bright Consideration also subject to a completion audit by an independent auditors and (iv) both the Harvest Sun Consideration and the Benefit Bright Consideration reflecting the interest of the Sino Land Group's interest in the Property 1 and Property 2 based on their respective market valuation, we consider that the bases for determining the Harvest Sun Consideration and the Benefit Bright Consideration are fair and reasonable and are in the interests of the Sino Land Group and the TST Properties Group and the shareholders of both Sino Land and TST Properties as a whole.

5. Financial impacts of the Connected Transactions

(i) Earnings

Following completion of the transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement, Harvest Sun will become an indirect 90% owned subsidiary

(and if the Memorandum of Agreement will proceed and Sino Hope will acquire the remaining 10% equity interest in Harvest Sun, Harvest Sun will become a wholly-owned subsidiary) whereas Benefit Bright and OC2 Management will become indirect wholly-owned subsidiaries of Sino Land. Accordingly, the earnings of the Harvest Sun, Benefit Bright and OC2 Management will be consolidated into the consolidated financial statements of Sino Land (which in turn will be consolidated into the consolidated financial statements of TST Properties). As such, the turnover and net profit of Sino Land (hence TST Properties) will be increased by the future turnover and profit generated from the sale and leasing of properties and provision of properties management services business from Harvest Sun, Benefit Bright and OC2 Management.

(ii) Cash flow

As stated on the section headed "Letter from the Boards" of the Circular, the Harvest Sun Consideration and the Benefit Bright Consideration have been settled by cash in the amount of approximately HK$267.81 million and HK$2,083.95 million respectively which have been financed by the internal resources of Sino Land. As at 30th June, 2007, Sino Land had a cash and bank balance of approximately HK$3,416.4 million. As at 21st December, 2007, the cash and bank balances of Harvest Sun and Benefit Bright amounted to approximately HK$58.85 million and HK$68.44 million respectively. Upon completion of the Harvest Sun Agreement and the Benefit Bright Agreement, the cash balance of both Harvest Sun and Benefit Bright will be consolidated into the consolidated financial statement of Sino Land. Based on the aforesaid cash position of Harvest Sun and Benefit Bright as at 21st December, 2007, and after taken into accounts of the cash consideration payable under the Harvest Sun Agreement and Benefit Bright Agreement, the cash and bank balance of the Sino Land Group is estimated to be decreased by approximately HK$2,224.47 million. Given the fact that the Sino Land Group will retain sufficient cash after settlement of the Harvest Sun Consideration and Benefit Bright Consideration, and the future cash inflow from the sale of those unsold properties in Property 1 and Property 2 as well as the lease income from the residential and commercial car park spaces, we are of the view that the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement will not have an adverse impact on the cash flow position of the Sino Land Group.

(iii) Net asset value

Based on the unaudited Harvest Sun Completion Accounts and Benefit Bright Completion Accounts, Harvest Sun and Benefit Bright recorded a net assets value of approximately HK$446.35 million and a net liabilities of HK$1,780.56 million as at 21st December, 2007, respectively. Based on the unaudited management account of OC2 Management, OC2 Management recorded a net asset value of approximately HK$0.01 million as at 30th September, 2007. However, given that the Harvest Sun Considerations is based on the net assets value of Harvest Sun and the Benefit Bright Consideration is based on (i) the shareholders' loans from the Benefit Bright Sellers' in the amount of HK$3,107,771,277 (on a dollar-for-dollar basis) and (ii) the net liability of Benefit Bright as at 21st December, 2007. It is expected that the respective transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement will not have a significant impact on the net asset value of the Sino Land Group after completion of the Harvest Sun Agreement and the Benefit Bright Agreement.

(iv) Gearing ratio

As stated in the Sino Land's annual report for the year ended 30th June, 2007, the Sino Land Group recorded a gearing ratio of approximately 25.4% (expressed as a percentage of bank and other borrowing of HK$15,541.16 million net of cash and bank balance of approximately HK$3,416.37 million (being approximately HK$12,124.79 million) over the shareholders' equity of approximately HK$47,580.88 million). Based on the Harvest Sun Completion Accounts and the Benefit Bright Completion Accounts, both Harvest Sun and Benefit Bright did not record any bank borrowings, as such, after completion of the acquisition as contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement, it is estimated that the gearing ration will increase slightly by approximately 4.8% to approximately 30.2% (based on the Sino Land Group's bank borrowing and other borrowings as at 30th June, 2007 of approximately HK$15,541.16 million net of (i) cash and bank balance of Sino Land, Harvest Sun and Benefit Bright of approximately HK$3,416.37 million (as at 30th June, 2007), HK$58.85 million (as at 21st December, 2007) and HK$68.44 million (as at 21st December, 2007) respectively and (ii) the aggregate consideration payable under the Harvest Sun Agreement and the Benefit Bright Agreement of HK$2,351.76 million and the consolidated net asset value of the Sino Land Group as at 30th June, 2007 of approximately HK$47,580.88 million). In view of the increase in gearing ratios in exchange for the receipt of the share of the future proceeds from the sale and leasing of the unsold parts in Property 1 and Property 2 in the future, we consider that the increase in gearing ratio resulting from the acquisition contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement is acceptable and broadly in the interest of Sino Land and TST Properties and their respective shareholders as a whole.

CONCLUSION AND ANALYSIS

The transactions as contemplated under the Harvest Sun Agreement and Benefit Bright Agreement will essentially effect Sino Land to own 90% and 100% of the issued share capital of Harvest Sun and Benefit Bright, respectively and the financial results of both Harvest Sun and Benefit Bright to be consolidated in the consolidated financial statements of Sino Land (hence TST Properties) as well as to enable the Sino Land Group to entitle to 100% of the proceeds from the sale and leasing of the unsold parts (including residential and commercial units and car park spaces) of both Property 1 and Property 2. As such, despite there will be insignificant adverse impact on the cash position and gearing ratio of the Sino Land Group (hence the TST Properties Group) which mainly resulted from the cash consideration payable under the Harvest Sun Agreement and the Benefit Bright Agreement, in view of (i) the increase in land bank (in terms of attributable gross floor area) of the Sino Land Group in the prime area of West Kowloon, being a new key development district by the Hong Kong government in the foreseeable future; (ii) the entitlement of the Sino Land Group (hence the TST Properties Group) to the future cash inflow from the sale and leasing of the unsold units and car park spaces in Property 1 and Property 2; (iii) the Sino Land Group will hold a controlling stake in both Property 1 and Property 2 and (iv) the current market position of both the Sino Land Group and TST Properties Group, we are of the view that the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement is of normal commercial terms, in the ordinary and usual course of business of Sino Land and TST Properties and is in the interests of both Sino Land and the TST Properties and their respective shareholders as a whole.

RECOMMENDATION

Based on the above principal factors and reasons, we consider the Connected Transactions are conducted on normal commercial terms, in the ordinary and usual course of business of the both Sino Land and TST Properties and the terms contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement are fair and reasonable in so far as the Sino Land Independent Shareholders and the TST Properties Independent Shareholders are concerned, and are in the interest of the both Sino Land and the TST Properties and their respective shareholders as a whole. If an extraordinary general meeting would be held for Sino Land and TST Properties, respectively, we would advise the Sino Land Independent Board Committee and the TST Properties Independent Board Committee to advise the Sino Land Independent Shareholders and the TST Properties Independent Shareholders, respectively to vote in favour on the resolutions with respect to approving the Harvest Sun Agreement and the Benefit Bright Agreement.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance – Asia Pacific

Gaston Lam
Corporate Finance – Asia Pacific

DTZ 戴德梁行

10th Floor,
Jardine House,
1 Connaught Place,
Central,
Hong Kong

24th December, 2007

The Boards of Sino Land Company Limited and
Tsim Sha Tsui Properties Limited
12th Floor, Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon

Dear Sirs,

Re: Commercial Development and Commercial Car Park, Olympian City 1, Flat E, 1st Floor and Duplex Flat A, 41st and 42nd Floors, Tower 7, 579 Residential Car Park Spaces, Island Harbourview and 117 Office Car Park Spaces, No. 11 Hoi Fai Road, Tai Kok Tsui, Kowloon

We refer to your instructions for us to carry out a market valuation of the above property interest. We confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the property interest as at 1st November, 2007 (the "date of valuation").

Our valuation of the property interest represents its market value which in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interest nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interest is free from encumbrances, restrictions and outgoings of any onerous nature which could affect its value.

We have valued the domestic units and the office car park of the property interest by direct comparison approach in which relevant sales comparables in the market have been made reference. Concerning the valuation for the commercial development, commercial car park and residential car park, the rental income derived from the existing tenancies with due provision for the reversionary income potential of the property interest were capitalized.

We have relied to a very considerable extent on the information given by your Company and have accepted advice given to us on such matters as statutory notices, easements, tenure, occupancy, tenancy details, income details, floor areas and all other relevant matters. Dimensions and measurements included in the valuation certificate attached is based on the copies of documents provided to us by your Company and are therefore only approximations. No on-site measurement has been carried out. We have no reason to doubt the truth and accuracy of the information provided to us by your Company which are material to the valuation. We were also advised by your Company that no material fact has been omitted from the information supplied.

We have not been provided with copies of the title documents relating to the property interest but have caused searches to be made at the Land Registry. However, we have not searched the original documents to verify ownership or to ascertain any amendment. All documents have been used for reference only.

We have inspected the exterior and where possible the interior of the property. However, no structural survey of the property has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the property is free of rot, infestation or any other structural defects. No test was carried out on any of the services.

Our valuation is prepared in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors and in compliance with Chapter 5 of the Listing Rules published by the Stock Exchange of Hong Kong Limited.

Our valuation certificate is hereby enclosed for your attention.

Yours faithfully,
For and on behalf of
DTZ Debenham Tie Leung Limited
Winnie Koo
Registered Professional Surveyor
(General Practice Division)
M.H.K.I.S., M.R.I.C.S.
Director

Note: Ms. Winnie Koo has over 20 years' experience in valuation of properties in Hong Kong.

VALUATION CERTIFICATE

Property interest held for investment

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 1st November, 2007
Commercial Development and Commercial Car Park, Olympian City 1, Flat E, 1st Floor and Duplex Flat A, 41st and 42nd Floors, Tower 7, 579 Residential Car Park Spaces, Island Harbourview and 117 Office Car Park Spaces, No. 11 Hoi Fai Road, Tai Kok Tsui, Kowloon 339,565/3,980,030th shares of and in Kowloon Inland Lot No. 11074	The property comprises a 3-level commercial development, 330 commercial car park spaces of a 6-storey plus 2 basements commercial/ parking/social welfare facilities/recreational facilities complex at Olympian City 1, 2 domestic units and 579 residential car park spaces in Island Harbourview and 117 office car park spaces completed in phases from 1999 to 2000. The total gross floor area of the commercial arcade from ground, upper ground and 1st floors of the commercial podium is approximately 13,000 sq.m. (139,931 sq.ft.). The total gross floor area of the 2 domestic units is 306.72 sq.m. (3,237 sq.ft.). Kowloon Inland Lot No. 11074 is held from the Government under Conditions of Grant No. 12375 for a term commencing from 31st January, 1996 to 30th June, 2047 at an annual Government rent of 3% of the rateable value for the time being of the property.	The commercial development is mostly let on full internal repairing leases for terms of 1 to 6 years with the latest tenancy due to expire in July 2013. Some of the tenancies have turnover rent provisions at a pre-fixed percentage of gross taking or at the basic rent whichever is the greater. The total basic rent receivable is approximately HK$2,516,830 per month (exclusive of rates, management fees and other outgoings). The total turnover rent receivable for the period from October 2006 to September 2007 is approximately HK$140,654. The gross income from other miscellaneous and casual leasing of the commercial development for the period from October 2006 to September 2007 is approximately HK$335,200. The commercial car parking spaces are let on monthly or hourly basis with a total gross rental income of HK$3,058,786 from January to September 2007 or with an average of HK$339,865 per month. The 117 office car parking spaces are currently vacant. Most of the residential car parking spaces are let under monthly basis with a gross income of about HK$13,753,141 from October 2006 to September 2007 with an average of HK$1,146,095 per month. The 2 domestic units are currently vacant.	HK$700,000,000 (60% interest attributable to Harvest Sun Limited's interest: HK$420,000,000)

Notes:

(1) The registered owner of the property is MTR Corporation Limited.

(2) Harvest Sun Limited holds an attributable interest of 60% of the property interest.

(3) The commercial development is subject to various tenancies.

(4) The property is subject to a Modification Letter dated 24th February, 1999.

(5) The property is subject to a Deed of Mutual Covenant and Management Agreement dated 15th March, 2000.

(6) Duplex Flat A is subject to an agreement for sale and purchase.

DTZ 戴德梁行

10th Floor,
Jardine House,
1 Connaught Place,
Central,
Hong Kong

24th December, 2007

The Boards of Sino Land Company Limited and
Tsim Sha Tsui Properties Limited
12th Floor, Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon

Dear Sirs,

Re: Commercial Development and Commercial Car Park, Olympian City 2, Residential Car Park, Park Avenue, Duplex Flats B and F with Flat Roofs, 49th and 50th Floors, Tower 1, Duplex Flat C with Flat Roof, 49th and 50th Floors, Tower 2, Duplex Flat A, 49th and 50th Floors, Tower 5, Central Park, Duplex Flats B and C with Flat Roofs, 51st and 52nd Floors, Tower 6, Duplex Flat C with Flat Roof, 51st and 52nd Floors, Tower 7, Duplex Flats A and B with Flat Roofs, 42nd and 43rd Floors, Tower 9 and Flat E, 1st Floor, Tower 10, Park Avenue, No. 18 Hoi Ting Road, Tai Kok Tsui, Kowloon

We refer to your instructions for us to carry out market valuation of the above property interest. We confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the property interest as at 1st November, 2007 (the "date of valuation").

Our valuation of the property interest represents its market value which in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interest nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interest is free from encumbrances, restrictions and outgoings of any onerous nature which could affect their value.

We have valued the domestic units of the property interest by direct comparison approach in which relevant sales comparables in the market have been made reference. Concerning the valuation for the commercial development, commercial car park and residential car park, the rental income derived from the existing tenancies with due provision for the reversionary income potential of the property interest were capitalized.

We have relied to a very considerable extent on the information given by your Company and have accepted advice given to us on such matters as statutory notices, easements, tenure, occupancy, tenancy details, income details, floor areas and all other relevant matters. Dimensions and measurements included in the valuation certificate attached is based on the copies of documents provided to us by your Company and are therefore only approximations. No on-site measurement has been carried out. We have no reason to doubt the truth and accuracy of the information provided to us by your Company which are material to the valuation. We were also advised by your Company that no material fact has been omitted from the information supplied.

We have not been provided with copies of the title documents relating to the property interest but have caused searches to be made at the Land Registry. However, we have not searched the original documents to verify ownership or to ascertain any amendment. All documents have been used for reference only.

We have inspected the exterior and where possible the interior of the property. However, no structural survey of the property has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the property is free of rot, infestation or any other structural defects. No test was carried out on any of the services.

Our valuation is prepared in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors and in compliance with Chapter 5 of the Listing Rules published by the Stock Exchange of Hong Kong Limited.

Our valuation certificate is hereby enclosed for your attention.

Yours faithfully,
For and on behalf of
DTZ Debenham Tie Leung Limited
Winnie Koo
Registered Professional Surveyor
(General Practice Division)
M.H.K.I.S., M.R.I.C.S.
Director

Note: Ms. Winnie Koo has over 20 years' experience in valuation of properties in Hong Kong.

VALUATION CERTIFICATE

Property interest held for investment

Property	**Description and tenure**	**Particulars of occupancy**	**Capital value in existing state as at 1st November, 2007**
Commercial Development and Commercial Car Park, Olympian City 2, Residential Car Park, Park Avenue, Duplex Flats B and F with Flat Roofs, 49th and 50th Floors, Tower 1, Duplex Flat C with Flat Roof, 49th and 50th Floors, Tower 2, Duplex Flat A, 49th and 50th Floors, Tower 5, Central Park, Duplex Flats B and C with Flat Roofs, 51st and 52nd Floors, Tower 6, Duplex Flat C with Flat Roof, 51st and 52nd Floors, Tower 7, Duplex Flats A and B with Flat Roofs, 42nd and 43rd Floors, Tower 9 and Flat E, 1st Floor, Tower 10, Park Avenue, No. 18 Hoi Ting Road, Tai Kok Tsui, Kowloon 846,303/4,415,570th shares of and in Kowloon Inland Lot No. 11090	The property comprises a 3-level commercial development, 198 commercial car park spaces of a 3-storey plus basement commercial/ parking complex at Olympian City 2, 4 domestic units in Central Park, 6 domestic units and 734 residential car park spaces in Park Avenue completed in Phases in 2001. The total gross floor area of the commercial arcade from ground, upper ground and 1st floors of the commercial podium is approximately 47,500 sq.m. (511,287 sq.ft.). The total gross floor area of the 10 domestic units is 1,918.43 sq.m. (20,650 sq.ft.). Kowloon Inland Lot No. 11090 is held from the Government under Conditions of Grant No. 12434 for a term commencing from 10th January, 1997 to 30th June, 2047 at an annual Government rent of 3% of the rateable value for the time being of the property.	The commercial development is mostly let on full internal repairing leases for terms of 1 to 6 years with the latest tenancy due to expire in January 2014. Some of the tenancies have turnover rent provisions at a pre-fixed percentage of gross taking or at the basic rent whichever is the greater. The total basic rent receivable is approximately HK$13,465,524 per month (exclusive of rates, management fees and other outgoings). The total turnover rent receivable for the period from October 2006 to September 2007 is approximately HK$5,536,588. The gross income from other miscellaneous and casual leasing of the commercial development for the period from October 2006 to September 2007 is approximately HK$8,218,450. The commercial car parking spaces are let on monthly or hourly basis with a total gross rental income of HK$6,673,823 from January to September 2007 or with an average of HK$741,536 per month. Most of the residential car parking spaces are let under monthly basis with a gross income of about HK$20,116,979 from October 2006 to September 2007 with an average of HK$1,676,415 per month. The 10 domestic units are currently vacant.	HK$3,500,000,000

Notes:

(1) The registered owner of the property is MTR Corporation Limited.

(2) Benefit Bright Limited holds an attributable interest of 100% of the property interest.

(3) The commercial development is subject to various tenancies.

(4) The subject lot is subject to a Modification Letter dated 19th May, 1999.

(5) The domestic units are subject to a Deed of Mutual Covenant and Management Agreement dated 9th March, 2001.

(6) Duplex Flat B in Tower 1 and Duplex Flat C in Tower 2 are subject to respective agreement for sale and purchase.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to TST Properties and Sino Land. The Directors of TST Properties collectively and individually accept full responsibility for the accuracy of the information contained in this circular (so far as that relates to the TST Properties Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts (so far as that relates to the TST Properties Group) the omission of which would make any statement herein misleading. The Directors of Sino Land collectively and individually accept full responsibility for the accuracy of the information contained in this circular (so far as that relates to the Sino Land Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts (so far as that relates to the Sino Land Group) the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

2.1 Directors' interests in shares and debt securities of Sino Land and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of Sino Land in the Sino Land Shares, underlying shares and debentures of Sino Land and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to Sino Land and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") to be notified to Sino Land and the Stock Exchange were as follows:

(a) Long positions in the Sino Land Shares

Name of Directors	Number of Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	2,835,202	Beneficial owner of 126,593 shares and spouse interest in 2,708,609 shares	0.05%

Name of Directors	Number of Sino Land Shares	Capacity and nature of interest	% of issued share capital
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	72,568	Beneficial owner	≃0%

(b) Long positions in shares of associated corporations

(i) Holding company

TST Properties

Name of Directors	Number of TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	555,006	Beneficial owner	0.03%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≃0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–

(ii) Associated companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of associated companies	Number of shares	% of issued share capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The share was held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed in this circular, as at the Latest Practicable Date, none of the Directors of Sino Land had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of Sino Land or its associated corporations which were required to be notified to Sino Land and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by Sino Land referred to therein, or which were required, pursuant to the Model Code, to be notified to Sino Land and the Stock Exchange.

2.2 Substantial Shareholders' and other Shareholders' interests in Sino Land

As at the Latest Practicable Date, pursuant to the register kept by Sino Land under section 336 of the SFO, the following persons had an interest or short position in the Sino Land Shares or underlying shares of Sino Land which would fall to be disclosed to Sino Land under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions in the Sino Land Shares

Name of substantial Shareholders	Number of Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	2,563,416,930 *(Notes 1, 5 & 6)*	Beneficial owner of 26,759,682 shares, spouse interest in 3,563,557 shares and interest of controlled corporations in 2,533,093,691 shares	52.76%
TST Properties	2,458,772,852 *(Notes 1(a), 1(b), 5 & 6)*	Beneficial owner of 1,132,371,007 shares and interest of controlled corporations in 1,326,401,845 shares	50.60%

Name of other Shareholders	Number of Sino Land Shares	Capacity and nature of interest	% of issued share capital
Solid Capital Holdings Limited	342,644,175	Security interest in 342,493,931 shares and beneficial owner of 150,244 shares	7.05%
Mr. Chen Din Hwa	299,569,043 *(Notes 2 & 4)*	Interest of a controlled corporation	6.16%
Ms. Chen Yang Foo Oi	299,569,043 *(Notes 2, 3 & 4)*	Spouse interest	6.16%
Xing Feng Investments Limited	299,569,043 *(Notes 2 & 4)*	Interest of a controlled corporation	6.16%
Nice Cheer Investment Limited	299,569,043 *(Notes 2 & 4)*	Beneficial owner	6.16%
Spangle Investment Limited	298,842,340 *(Note 5)*	Beneficial owner	6.15%
Kai Fai Land Investment Limited	261,650,689 *(Note 6)*	Beneficial owner	5.38%

Notes:

1. As regards 2,533,093,691 shares held by controlled corporations:

   (a) 1,132,371,007 shares were held by TST Properties which was 71.75% controlled by Mr. Ng Teng Fong;

   (b) (i) 34,719,887 shares were held by Orchard Centre Holdings (Private) Limited in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of TST Properties, had a 95.23% control; and

   (ii) 1,291,681,958 shares were held through certain other wholly-owned subsidiaries of TST Properties (including 302,307,844 shares held by Spangle Investment Limited (Note 5) and 264,684,903 shares held by Ka Fai Land Investment Limited (Note 6)); and

   (c) 74,320,839 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 939 shares by Fanlight Investment Limited, 26,898,026 shares by Karaganda Investments Inc., 11,552,395 shares by Orient Creation Limited, 5,614,749 shares by Strathallan Investment Limited, 16,922,942 shares by Strong Investments Limited, 13,040,798 shares by Tamworth Investment Limited and 290,990 shares by Transpire Investment Limited.

2. The long position in 299,569,043 shares was held by Nice Cheer Investment Limited ("Nice Cheer"), a company 100% controlled by Xing Feng Investments Limited ("Xing Feng") which was in turn 100% controlled by Mr. Chen Din Hwa.

3. Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.

4. The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng and Nice Cheer were duplicated.

5. 302,307,844 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of TST Properties and were duplicated in the interests of Mr. Ng Teng Fong and TST Properties.

6. 264,684,903 shares were held by Ka Fai Land Investment Limited, a wholly-owned subsidiary of TST Properties and were duplicated in the interests of Mr. Ng Teng Fong and TST Properties.

Save as disclosed in this circular, the Directors and chief executive of Sino Land are not aware of any person who, as at the Latest Practicable Date, had any interest or short position in the Sino Land Shares or underlying shares of Sino Land which would fall to be disclosed to Sino Land under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors or chief executive of Sino Land, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Sino Land Group or has any option in respect of such capital:

Name of shareholder interested in 10% or more of the issued capital of the subsidiaries of Sino Land	Name of subsidiary of Sino Land	% of issued share capital held by that shareholder
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	Firm Wise Investment Limited	30%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Hang Hau Station (Project Management) Limited *(Note 3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited *(Note 2)*	Real Maker Development Limited	10%
Cashel Assets Limited *(Note 1)*	Reca Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Residence Oasis Finance Company Limited *(Note 3)*	40%

Notes:

1. *This company was a wholly-owned subsidiary of Kerry Properties Limited.*

2. *The company was a wholly-owned subsidiary of Osborne, which was in turn 50% controlled by Mr. Robert Ng Chee Siong.*

3. *These companies were wholly-owned subsidiaries of Grand Creator Investment (BVI) Limited.*

2.3 Directors' interests in shares and debt securities of TST Properties and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of TST Properties in the TST Properties Shares, underlying shares and debentures of TST Properties and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to TST Properties and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code to be notified to TST Properties and the Stock Exchange were as follows:

(a) Long position in TST Properties Shares

Name of Directors	Number of TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	555,006	Beneficial owner	0.03%
The Honourable Ronald Joseph Acrulli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≃0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Mr. Steven Ong Kay Eng	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–

(b) Long positions in shares of associated corporations

(i) Subsidiary company

Sino Land

Name of Directors	Number of Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	2,835,202	Beneficial owner of 126,593 shares and spouse interest in 2,708,609 shares	0.05%
The Honourable Ronald Joseph Acrulli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Mr. Steven Ong Kay Eng	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Daryl Ng Win Kong	72,568	Beneficial owner	≃0%

(ii) Associated companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of associated companies	Number of shares	% of issued share capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%

Name of associated companies	Number of shares	% of issued share capital
Jade Result Limited	500,000 (Notes 1 & 5)	50%
Jumbo Funds Limited	1 (Notes 1 & 7)	50%
Murdoch Investments Inc.	2 (Notes 1 & 3)	100%
Real Maker Development Limited	20,000 (Notes 1 & 8)	10%
Rich Century Investment Limited	500,000 (Notes 1 & 5)	50%
Silver Link Investment Limited	10 (Notes 1 & 5)	50%
Sino Club Limited	2 (Note 9)	100%
Sino Parking Services Limited	450,000 (Note 10)	50%
Sino Real Estate Agency Limited	50,000 (Note 10)	50%

Notes:

1. *Osborne was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was (were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed in this circular, as at the Latest Practicable Date, none of the Directors of TST Properties had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of TST Properties or its associated corporations which were required to be notified to TST Properties and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by TST Properties referred to therein, or which were required, pursuant to the Model Code, to be notified to TST Properties and the Stock Exchange.

2.4 Substantial Shareholders' and other Shareholders' interests in TST Properties

As at the Latest Practicable Date, pursuant to the register kept by TST Properties under section 336 of the SFO, the following persons had an interest or short position in the TST Properties Shares or underlying shares of TST Properties which would fall to be disclosed to TST Properties under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions in TST Properties Shares

Name of substantial Shareholders	Number of TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	1,037,640,691 *(Notes 1 & 2)*	Beneficial owner of 82,158,030 shares, spouse interest in 64,261 shares and interest of controlled corporations in 955,418,400 shares	71.75%
Tamworth Investment Limited	393,848,387 *(Note 2)*	Beneficial owner	27.23%
Strathallan Investment Limited	263,926,471 *(Note 2)*	Beneficial owner	18.25%

Name of other Shareholders	Number of TST Properties Shares	Capacity and nature of interest	% of issued share capital
Solid Capital Holdings Limited	142,019,065	Security interest in 141,957,347 shares and beneficial owner of 61,718 shares	9.82%
Nippomo Limited	134,191,518 *(Note 2)*	Beneficial owner	9.28%
Fanlight Investment Limited	99,014,435 *(Note 2)*	Beneficial owner	6.84%

Notes:

1. *955,418,400 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 99,014,435 shares by Fanlight Investment Limited, 134,191,518 shares by Nippomo Limited, 3,148,212 shares by Orient Creation Limited, 263,926,471 shares by Strathallan Investment Limited, 393,848,387 shares by Tamworth Investment Limited and 61,289,377 shares by Transpire Investment Limited.*

2. *The interests of Strathallan Investment Limited, Tamworth Investment Limited, Fanlight Investment Limited and Nippomo Limited were duplicated in the interests of Mr. Ng Teng Fong.*

Save as disclosed in this circular, the Directors and chief executive of TST Properties are not aware of any person who, as at the Latest Practicable Date, had any interest or short position in the TST Properties Shares or underlying shares of TST Properties which would fall to be disclosed to TST Properties under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed below, as at the Latest Practicable Date, so far as it is known to the Directors or chief executive of TST Properties, no other person was directly or indirectly interest in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the TST Properties Group or has any option in respect of such capital:

Name of shareholder interested in 10% or more of the issued share capital of the subsidiaries of TST Properties	Name of subsidiary of TST Properties	% of issued share capital held by that shareholder
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	Firm Wise Investment Limited	30%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Hang Hau Station (Project Management) Limited *(Note 3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited *(Note 2)*	Real Maker Development Limited	10%
Cashel Assets Limited *(Note 1)*	Reca Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Residence Oasis Finance Company Limited *(Note 3)*	40%

Notes:

1. *This company was a wholly-owned subsidiary of Kerry Properties Limited.*

2. *The company was a wholly-owned subsidiary of Osborne, which was in turn 50% controlled by Mr. Robert Ng Chee Siong.*

3. *These companies were wholly-owned subsidiaries of Grand Creator Investment (BVI) Limited.*

3. DIRECTORS' INTEREST IN COMPETING BUSINESSES

The Chairman of the Boards, Mr. Robert Ng Chee Siong, held shares interests and directorships and Mr. Daryl Ng Win Kong and Mr. Raymond Tong Kwok Tung, both of whom are executive Directors, held directorships in companies owned by Mr. Robert Ng Chee Siong and his associates which are engaged in businesses of property investment, development and management and/or hotel operation.

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, a non-executive Director, is also an independent non-executive director of Hang Lung Properties Limited, non-executive director of HKR International Limited and Hutchison Harbour Ring Limited, which engage in businesses of property investment, development and management and/or hotel operation respectively.

As each of the Boards of TST Properties and Sino Land is independent of the boards of the aforesaid companies and maintains three independent non-executive Directors, the TST Properties Group and the Sino Land Group operate their businesses independent of, and at arm's length from, the businesses of the aforesaid companies.

4. LITIGATION

As disclosed in the annual report for the year ended 30th June, 2007 of each of TST Properties and Sino Land, in relation to the legal proceedings between Sino Land and its subsidiary, Mariner International Hotels Limited (collectively referred to as "**Mariner**") and Hang Lung Group Limited and its subsidiary, Atlas Limited (collectively referred to as "**Hang Lung**") in respect of the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories for development into a hotel, the Court of Final Appeal on 5th February, 2007 handed down a judgment to allow the appeal by Mariner against Hang Lung so as to: (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that Hang Lung repudiated the Agreement; (iii) order repayment by Hang Lung to Mariner of its deposit with interest to be assessed by the High Court if not agreed; (iv) award Mariner damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

On 6th February, 2007, Hang Lung repaid the deposit sum of HK$321,000,000 to Mariner. Damages, claims for interest and costs against Hung Lung have not been able to be accounted for in the financial statements of Mariner as these amounts have yet to be agreed or decided by the courts.

Save as disclosed above, the Directors are not aware that any of the respective members of the TST Properties Group and the Sino Land Group were engaged in any litigation or arbitration of material importance and there was no litigation, arbitration or claim of material importance known to the Directors to be pending or threatened by or against any respective members of the TST Properties Group and the Sino Land Group.

5. QUALIFICATIONS AND CONSENTS OF EXPERTS

The following are the qualifications of the experts who have been named in this circular or who have given reports or advice which are contained or referred to in this circular.

Name	Qualifications
Commerzbank AG Hong Kong Branch	a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO
DTZ Debenham Tie Leung Limited	property valuer

Each of Commerzbank and DTZ has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter of advice or report and references to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, each of Commerzbank and DTZ is not interested in any TST Properties Shares and Sino Land Shares or any of the subsidiaries or associated corporations of TST Properties and Sino Land or any right or option to subscribe for or nominate persons to subscribe for any TST Properties Shares and Sino Land Shares, or any of its subsidiaries or associated corporations of TST Properties and Sino Land.

As at the Latest Practicable Date, each of Commerzbank and DTZ does not have any direct or indirect interest in any assets which have been since 30th June, 2007, the date to which the latest published audited consolidated accounts of the TST Properties and the Sino Land were made up, acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, TST Properties and Sino Land or any of their subsidiaries.

The letter and recommendation given by Commerzbank are as at the date of this circular and the valuation reports prepared by DTZ are as at 24th December, 2007 and contained in Appendix I to this circular.

6. MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the TST Properties Group and the Sino Land Group since 30th June, 2007 (the date to which the latest published audited consolidated accounts of the TST Properties Group and the Sino Land Group were made up).

7. GENERAL

(a) As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with any member of the TST Properties Group and the Sino Land Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

(b) Apart from the transactions disclosed under the heading "Connected Transactions" and the heading "Related Party Disclosures" set out on pages 33 to 45, 105 and 106 of the annual report for the year ended 30th June, 2007 of TST Properties and on pages 40 to 52, 148 and 149 of the annual report for the year ended 30th June, 2007 of Sino Land, there were no other contracts of significance in relation to the businesses of the TST Properties Group and the Sino Land Group to which TST Properties or Sino Land or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisting at the Latest Practicable Date.

(c) As at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets acquired or disposed of by any member of the TST Properties Group and the Sino Land Group or is proposed to be acquired or disposed of by any member of the TST Properties Group and the Sino Land Group since 30th June, 2007, being the date to which the latest published audited consolidated accounts of the TST Properties Group and the Sino Land Group were made up.

(d) The company secretary of TST Properties and Sino Land is Mr. Eric Ip Sai Kwong. He is a fellow member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The qualified accountant of TST Properties and Sino Land is Mr. Thomas Tang Wing Yung. He is an associate member of The Institute of Chartered Accountants in England and Wales and a fellow member of The Hong Kong Institute of Certified Public Accountants (Practising).

(f) The registered office of both TST Properties and Sino Land is at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(g) The English language text of this circular shall prevail over the Chinese language text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of TST Properties and Sino Land at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong up to and including 16th January, 2008:

(a) the Harvest Sun Agreement dated 12th December, 2007 referred to in the paragraph headed "B. The Harvest Sun Agreement" in the letter from the Boards;

(b) the Benefit Bright Agreement dated 12th December, 2007 referred to in the paragraph headed "C. The Benefit Bright Agreement" in the letter from the Boards;

(c) the OC2 Finance Agreement dated 12th December, 2007 referred to in the paragraph headed "D. The OC2 Finance Agreement" in the letter from the Boards;

(d) the Memorandum of Agreement dated 12th December, 2007 referred to in the paragraph headed "E. The Memorandum of Agreement" in the letter from the Boards;

(e) the written consents given by Commerzbank and DTZ referred to in the paragraph headed "Qualifications and Consents of Experts" in this appendix;

(f) the letters from the Independent Board Committees, the texts of which are set out in this circular;

(g) the letter of advice from Commerzbank, the text of which is set out in this circular; and

(h) the valuation reports issued by DTZ, the texts of which are set out in this circular.

This circular (in both English and Chinese versions) has been posted on TST Properties' and Sino Land's website at http://www.sino.com. Shareholders who have chosen to rely on copies of TST Properties' and Sino Land's corporate communications (including but not limited to annual report, interim report, notice of meeting, listing document, circular and proxy form) posted on TST Properties' and Sino Land's website in lieu of any or all the printed copies thereof may request the printed copy of this circular.

Shareholders who have chosen to receive the corporate communications using electronic means through TST Properties' and Sino Land's website and who for any reason have difficulty in receiving or gaining access to the circular posted on TST Properties' and Sino Land's website will promptly upon request be sent the circular in printed form free of charge.

Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through TST Properties' and Sino Land's website) of all future corporate communications from TST Properties and Sino Land, by giving reasonable notice in writing to the registrars of TST Properties, Tricor Friendly Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong or the registrars of Sino Land, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong (as the case may be).

本通函(英文及中文版)已於尖沙咀置業及信和置業網站http://www.sino.com登載。凡選擇依賴在尖沙咀置業及信和置業網站上登載之公司通訊(其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格)以代替任何或所有印刷本之股東,均可要求索取此通函之印刷本。

凡選擇以透過尖沙咀置業及信和置業網站之電子方式收取公司通訊之股東,如因任何理由於接收或獲准瀏覽於尖沙咀置業及信和置業網站登載之通函時遇有困難,可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知尖沙咀置業之股票登記處卓佳準誠有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)或信和置業之股票登記處卓佳標準有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)(視情況而定),以更改日後收取公司通訊的語言版本及收取方式(印刷方式或以透過尖沙咀置業及信和置業網站之電子方式)之選擇。

8. 可供查閱文件

下列文件將於直至二零零八年一月十六日（包括該日）之一般辦公時間內，於尖沙咀置業及信和置業位於香港九龍尖沙咀梳士巴利道尖沙咀中心12字樓之辦事處可供查閱：

(a) 董事會函件「B. Harvest Sun協議」一段所述日期為二零零七年十二月十二日之Harvest Sun協議；

(b) 董事會函件「C. Benefit Bright協議」一段所述日期為二零零七年十二月十二日之Benefit Bright協議；

(c) 董事會函件「D. 奧海城二期財務協議」一段所述日期為二零零七年十二月十二日之奧海城二期財務協議；

(d) 董事會函件「E. 協議備忘錄」一段所述日期為二零零七年十二月十二日之協議備忘錄；

(e) 本附錄「專家資格及同意書」一段所述由德國商業銀行及戴德梁行發出之同意書；

(f) 本通函載有其全文之獨立董事委員會函件；

(g) 本通函載有其全文之德國商業銀行意見書；及

(h) 本通函載有其全文由戴德梁行發出之估值報告。

7. 一般資料

(a) 於最後可行日期，概無董事與尖沙咀置業集團及信和置業集團任何成員公司訂有或擬訂立任何服務合約（不包括於一年內到期或僱主可不作賠償（法定賠償除外）而於一年內終止之合約）。

(b) 除按尖沙咀置業截至二零零七年六月三十日止年度之年報第33至45頁及第105至106頁以及信和置業截至二零零七年六月三十日止年度之年報第40至52頁及第148至149頁所載「關連交易」及「關連人士披露」章節所披露者，董事概無於任何與尖沙咀置業集團及信和置業集團業務有關，而尖沙咀置業或信和置業或其附屬公司為訂約方，且於最後可行日期仍然生效之其他重大合約之中直接或間接擁有任何重大權益。

(c) 於最後可行日期，概無董事於尖沙咀置業集團及信和置業集團任何成員公司自二零零七年六月三十日（即尖沙咀置業集團及信和置業集團最近期發表經審核綜合賬目之結算日）以來所收購或出售或擬收購或出售之資產中擁有任何直接或間接權益。

(d) 尖沙咀置業及信和置業之公司秘書為葉世光先生。彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(e) 尖沙咀置業及信和置業之合資格會計師為鄧永鏞先生。彼為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深執業會計師。

(f) 尖沙咀置業及信和置業之註冊辦事處位於香港九龍尖沙咀梳士巴利道尖沙咀中心12字樓。

(g) 本通函中英文本如有任何歧義，概以英文本為準。

5. 專家資格及同意書

以下為名列本通函或發出報告或意見書以供載入本通函之專家之資格：

名稱	資格
德國商業銀行香港分行	銀行條例下之持牌銀行，為證券及期貨條例下之認可財務機構，可進行第一類（證券買賣）、第四類（證券顧問）及第六類（企業融資顧問）等受規管活動（證券及期貨條例附表五所載者）
戴德梁行有限公司	物業估值師行

德國商業銀行及戴德梁行已各自發出同意書，同意刊行載有按所示格式及文義載列彼等意見書及報告之本通函，並於當中提述彼等之名稱，且迄今並無撤回彼等之同意書。

於最後可行日期，德國商業銀行及戴德梁行概無於任何尖沙咀置業股份及信和置業股份或尖沙咀置業及信和置業之附屬公司或相關法團之中擁有任何權益，亦無於任何可認購或提名他人認購任何尖沙咀置業股份及信和置業股份或尖沙咀置業及信和置業之附屬公司或相關法團之股份之權利或購股權之中擁有任何權益。

於最後可行日期，德國商業銀行及戴德梁行概無於尖沙咀置業及信和置業或彼等任何附屬公司自二零零七年六月三十日（即尖沙咀置業及信和置業最近期發表經審核綜合賬目之結算日）以來所收購或出售或租用或擬收購或出售或租用之任何資產中擁有任何直接或間接權益。

德國商業銀行所發出之函件及作出之意見乃基於本通函日期現況。戴德梁行所編撰之估值報告乃基於二零零七年十二月二十四日之現況，載於本通函附錄一。

6. 重大改變

就董事所知，尖沙咀置業集團及信和置業集團之財務或經營狀況自二零零七年六月三十日（即尖沙咀置業集團及信和置業集團最近期發表經審核綜合賬目之結算日）以來並無重大逆轉。

3. 董事於具競爭性業務之權益

董事會主席黃志祥先生於其本身及其聯繫人士擁有之公司持有股份權益及身為該等公司之董事，執行董事黃永光先生及唐國通先生亦為該等公司之董事。該等公司從事物業投資、項目發展及管理及／或酒店營運之業務。

非執行董事夏佳理議員，GBS，CVO，OBE，JP，乃恒隆地產有限公司之獨立非執行董事、香港興業國際集團有限公司及和記港陸有限公司之非執行董事。該等公司從事物業投資、項目發展及管理及／或酒店營運之業務。

由於尖沙咀置業及信和置業各自之董事會乃獨立於該等公司之董事會，亦有三名獨立非執行董事，故尖沙咀置業集團及信和置業集團有能力獨立地按公平基準進行彼等之業務。

4. 訴訟

按尖沙咀置業及信和置業各自截至二零零七年六月三十日止之年報所披露，有關信和置業及其附屬公司Mariner International Hotels Limited（統稱「**Mariner**」）與恒隆集團有限公司及其附屬公司Atlas Limited（統稱「**恒隆**」），就收購一間擁有新界荃灣油柑頭物業（用以發展成為一間酒店）之公司之訴訟，終審法院於二零零七年二月五日就Mariner針對恒隆提出之上訴裁定上訴得直：(i)宣告高等法院及上訴庭之判決無效；(ii)宣告恒隆違反協議；(iii)下令恒隆退還按金連同利息予Mariner（如未能議定則由高等法院作出評估）；(iv)將Mariner損害賠償交由高等法院作出評估；及(v)指示（各級）司法程序產生之費用由各訂約方以書面陳詞處理。

於二零零七年二月六日，恒隆償還按金總額合共321,000,000港元予Mariner。由於法院對此訴訟之損害賠償、利息索償及費用並未議定或決定，因此，Mariner並未為此等款項於財務報告書內列賬。

除上文所披露者外，就董事所知，尖沙咀置業集團及信和置業集團任何成員公司並無牽涉任何重大訴訟或仲裁，且就董事所知，尖沙咀置業集團及信和置業集團任何成員公司概無尚未完結或面臨威脅之重大訴訟、仲裁或索償。

除本通函所披露者外，就尖沙咀置業董事及主要行政人員所知，概無其他人士於最後可行日期於尖沙咀置業股份或尖沙咀置業相關股份中，擁有根據證券及期貨條例第XV部第2及3分部規定須向尖沙咀置業披露之權益或淡倉。

除下文所披露者外，就尖沙咀置業董事或主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在尖沙咀置業集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權：

擁有尖沙咀置業之附屬公司已發行股本10%或以上權益之股東名稱	**尖沙咀置業附屬公司名稱**	**該股東所持有已發行股本百分比**
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	健惠投資有限公司	30%
Cashel Assets Limited *(附註1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(附註1)*	進宏投資有限公司 *(附註3)*	40%
Cashel Assets Limited *(附註1)*	坑口站（項目策劃）有限公司 *(附註3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	豪殿有限公司	20%
Goegan Godown Limited *(附註2)*	允傑發展有限公司	10%
Cashel Assets Limited *(附註1)*	Reca Limited *(附註3)*	40%
Cashel Assets Limited *(附註1)*	蔚藍灣畔財務有限公司 *(附註3)*	40%

附註：

1. *該公司為嘉里建設有限公司之全資附屬公司。*

2. *該公司為Osborne之全資附屬公司，而黃志祥先生擁有Osborne之50%控制權。*

3. *該等公司為Grand Creator Investment (BVI) Limited之全資附屬公司。*

2.4 主要股東及其他股東於尖沙咀置業之權益

於最後可行日期，下列人士於尖沙咀置業股份或相關股份中，擁有尖沙咀置業根據證券及期貨條例第336條存置之登記冊所記錄或根據證券及期貨條例第XV部第2及3分部之條文須向尖沙咀置業披露之權益及淡倉載列如下：

尖沙咀置業股份之好倉

主要股東姓名	尖沙咀置業股份數目	身份及權益類別	所佔已發行股本百分比
黃廷方先生	1,037,640,691 *(附註1及2)*	82,158,030股為實益擁有，64,261股為配偶權益及955,418,400股為受控法團權益	71.75%
Tamworth Investment Limited	393,848,387 *(附註2)*	實益擁有人	27.23%
Strathallan Investment Limited	263,926,471 *(附註2)*	實益擁有人	18.25%

其他股東姓名	尖沙咀置業股份數目	身份及權益類別	所佔已發行股本百分比
堅固資本控股有限公司	142,019,065	141,957,347股為保證權益及61,718股為實益擁有	9.82%
Nippomo Limited	134,191,518 *(附註2)*	實益擁有人	9.28%
Fanlight Investment Limited	99,014,435 *(附註2)*	實益擁有人	6.84%

附註：

1. *955,418,400股由黃廷方先生100%控權之公司所持有— 99,014,435股由Fanlight Investment Limited持有，134,191,518股由Nippomo Limited持有，3,148,212股由Orient Creation Limited持有，263,926,471股由Strathallan Investment Limited持有，393,848,387股由Tamworth Investment Limited持有及61,289,377股由Transpire Investment Limited持有。*

2. *Strathallan Investment Limited、Tamworth Investment Limited、Fanlight Investment Limited及Nippomo Limited所擁有之股份權益，於黃廷方先生股份權益是重複的。*

聯營公司名稱	股份數目	所佔已發行股本百分比
旋翠有限公司	500,000 (附註1及5)	50%
擴財有限公司	1 (附註1及7)	50%
Murdoch Investments Inc.	2 (附註1及3)	100%
允傑發展有限公司	20,000 (附註1及8)	10%
Rich Century Investment Limited	500,000 (附註1及5)	50%
銀寧投資有限公司	10 (附註1及5)	50%
Sino Club Limited	2 (附註9)	100%
信和停車場管理有限公司	450,000 (附註10)	50%
信和地產代理有限公司	50,000 (附註10)	50%

附註：

1. *Osborne乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。*

2. *股份由Osborne全資附屬公司Devlin Limited所持有。*

3. *股份由Osborne控制55%的Erleigh Investment Limited所持有。*

4. *股份由Osborne控制50%的旋翠有限公司所持有。*

5. *股份由Osborne所持有。*

6. *股份由Osborne全資附屬公司城姿有限公司所持有。*

7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*

8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有。*

9. *股份由Deansky Investments Limited控制50%的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生100%控權。*

10. *股份由Deansky Investments Limited所持有。*

除本通函所披露者外，於最後可行日期，概無尖沙咀置業董事擁有或被視為擁有根據證券及期貨條例第XV部第7及8分部規定須知會尖沙咀置業及聯交所之尖沙咀置業或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉）；根據證券及期貨條例第352條須載入尖沙咀置業按該條例存置之登記冊；或根據標準守則須知會尖沙咀置業及聯交所之任何權益及淡倉。

(b) ***相關法團股份之好倉***

(i) *附屬公司*

信和置業

董事姓名	**信和置業股份數目**	**身份及權益類別**	**所佔已發行股本百分比**
黃志祥先生	2,835,202	126,593股為實益擁有及2,708,609股為配偶權益	0.05%
夏佳理議員，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
王繼榮先生	–	–	–
唐國通先生	–	–	–
黃永光先生	72,568	實益擁有人	≈0%

(ii) *聯營公司*

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	**股份數目**	**所佔已發行股本百分比**
駿商有限公司	50 (附註1及2)	50%
Brighton Land Investment Limited	1,000,002 (附註1及3)	100%
Dramstar Company Limited	440 (附註1及4)	44%
霸滔有限公司	1 (附註1及5)	50%
Erleigh Investment Limited	110 (附註1及5)	55%
長誠財務有限公司	1 (附註1及5)	50%
霸都財務有限公司	5 (附註1及6)	50%
霸都置業有限公司	5,000 (附註1及6)	50%
藍灣半島物業管理有限公司	10 (附註1及5)	50%

2.3 董事於尖沙咀置業及其相關法團之股份及債券權益

於最後可行日期，尖沙咀置業之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會尖沙咀置業及聯交所之尖沙咀置業或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉）；或根據證券及期貨條例第352條須載入尖沙咀置業按該條例存置之登記冊；或根據標準守則須知會尖沙咀置業及聯交所之上述權益及淡倉如下：

(a) 尖沙咀置業股份之好倉

董事姓名	尖沙咀置業股份數目	身份及權益類別	所佔已發行股本百分比
黃志祥先生	555,006	實益擁有人	0.03%
夏佳理議員，GBS, CVO, OBE, JP	60,000	實益擁有人	≈0%
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
王繼榮先生	–	–	–
唐國通先生	–	–	–
黃永光先生	–	–	–

除本通函所披露者外，就信和置業董事及主要行政人員所知，概無其他人士於最後可行日期於信和置業股份或信和置業相關股份中，擁有根據證券及期貨條例第XV部第2及3分部規定須向信和置業披露之權益或淡倉。

除下文所披露者外，就信和置業董事或主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在信和置業集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權：

擁有信和置業之附屬公司已發行股本10%或以上權益之股東名稱	信和置業附屬公司名稱	該股東所持有已發行股本百分比
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	健惠投資有限公司	30%
Cashel Assets Limited *(附註1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(附註1)*	進宏投資有限公司 *(附註3)*	40%
Cashel Assets Limited *(附註1)*	坑口站（項目策劃）有限公司 *(附註3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	豪殿有限公司	20%
Goegan Godown Limited *(附註2)*	允傑發展有限公司	10%
Cashel Assets Limited *(附註1)*	Reca Limited *(附註3)*	40%
Cashel Assets Limited *(附註1)*	蔚藍灣畔財務有限公司 *(附註3)*	40%

附註：

1. *該公司為嘉里建設有限公司之全資附屬公司。*

2. *該公司為Osborne之全資附屬公司，而黃志祥先生擁有Osborne之50%控制權。*

3. *該等公司為Grand Creator Investment (BVI) Limited之全資附屬公司。*

其他股東姓名	信和置業股份數目	身份及權益類別	所佔已發行股本百分比
堅固資本控股有限公司	342,644,175	342,493,931股為保證權益及150,244股為實益擁有	7.05%
陳廷驊先生	299,569,043 *(附註2及4)*	受控法團權益	6.16%
陳楊福娥女士	299,569,043 *(附註2、3及4)*	配偶權益	6.16%
Xing Feng Investments Limited	299,569,043 *(附註2及4)*	受控法團權益	6.16%
興智投資有限公司	299,569,043 *(附註2及4)*	實益擁有人	6.16%
Spangle Investment Limited	298,842,340 *(附註5)*	實益擁有人	6.15%
嘉輝地產發展有限公司	261,650,689 *(附註6)*	實益擁有人	5.38%

附註：

1. 關於受控法團所持之2,533,093,691股：

   (a) 1,132,371,007股由黃廷方先生擁有71.75%股份權益之尖沙咀置業持有；

   (b) (i) 34,719,887股由尖沙咀置業之全資附屬公司南隆地發展有限公司控權95.23%之Orchard Centre Holdings (Private) Limited所持有；及

   (ii) 1,291,681,958股由尖沙咀置業其他若干全資附屬公司持有（包括Spangle Investment Limited所持有的302,307,844股（附註5）及由嘉輝地產發展有限公司所持有的264,684,903股（附註6））；及

   (c) 74,320,839股由黃廷方先生控權100%之公司所持有— 939股由Fanlight Investment Limited持有，26,898,026股由Karaganda Investments Inc.持有，11,552,395股由Orient Creation Limited持有，5,614,749股由Strathallan Investment Limited持有，16,922,942股由Strong Investments Limited持有，13,040,798股由Tamworth Investment Limited持有及290,990股由Transpire Investment Limited持有。

2. 299,569,043股之好倉由興智投資有限公司（「興智」）持有。興智乃由陳廷驊先生控權100%之Xing Feng Investments Limited（「Xing Feng」）全資擁有。

3. 陳楊福娥女士為陳廷驊先生的配偶，故被視為擁有陳先生所持有之股份權益。

4. 陳廷驊先生、陳楊福娥女士、Xing Feng及興智所擁有之股份權益是重複的。

5. 302,307,844股由尖沙咀置業之全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業之股份權益是重複的。

6. 264,684,903股由尖沙咀置業之全資附屬公司嘉輝地產發展有限公司持有。該股份於黃廷方先生及尖沙咀置業之股份權益是重複的。

除本通函所披露者外，於最後可行日期，概無信和置業董事擁有或被視為擁有根據證券及期貨條例第XV部第7及8分部規定須知會信和置業及聯交所之信和置業或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉）；根據證券及期貨條例第352條須載入信和置業按該條例存置之登記冊；或根據標準守則須知會信和置業及聯交所之任何權益及淡倉。

2.2 主要股東及其他股東於信和置業之權益

於最後可行日期，下列人士於信和置業股份或相關股份中，擁有信和置業根據證券及期貨條例第336條存置之登記冊所記錄或根據證券及期貨條例第XV部第2及3分部之條文須向信和置業披露之權益及淡倉載列如下：

信和置業股份之好倉

主要股東姓名	信和置業股份數目	身份及權益類別	所佔已發行股本百分比
黃廷方先生	2,563,416,930 *（附註1、5及6）*	26,759,682股為實益擁有，3,563,557股為配偶權益及2,533,093,691股為受控法團權益	52.76%
尖沙咀置業	2,458,772,852 *（附註1(a)、1(b)、5及6）*	1,132,371,007股為實益擁有及1,326,401,845股為受控法團權益	50.60%

(ii)　聯營公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	股份數目	所佔已發行股本百分比
駿商有限公司	50 (附註1及2)	50%
Brighton Land Investment Limited	1,000,002 (附註1及3)	100%
Dramstar Company Limited	440 (附註1及4)	44%
霸滔有限公司	1 (附註1及5)	50%
Erleigh Investment Limited	110 (附註1及5)	55%
長誠財務有限公司	1 (附註1及5)	50%
霸都財務有限公司	5 (附註1及6)	50%
霸都置業有限公司	5,000 (附註1及6)	50%
藍灣半島物業管理有限公司	10 (附註1及5)	50%
旋翠有限公司	500,000 (附註1及5)	50%
擴財有限公司	1 (附註1及7)	50%
Murdoch Investments Inc.	2 (附註1及3)	100%
允傑發展有限公司	20,000 (附註1及8)	10%
Rich Century Investment Limited	500,000 (附註1及5)	50%
銀寧投資有限公司	10 (附註1及5)	50%
Sino Club Limited	2 (附註9)	100%
信和停車場管理有限公司	450,000 (附註10)	50%
信和地產代理有限公司	50,000 (附註10)	50%

附註：

1. *Osborne Investments Ltd.（「Osborne」）乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。*

2. *股份由Osborne全資附屬公司Devlin Limited所持有。*

3. *股份由Osborne控制55%的Erleigh Investment Limited所持有。*

4. *股份由Osborne控制50%的旋翠有限公司所持有。*

5. *股份由Osborne所持有。*

6. *股份由Osborne全資附屬公司城姿有限公司所持有。*

7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*

8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有。*

9. *股份由Deansky Investments Limited控制50%的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生100%控權。*

10. *股份由Deansky Investments Limited所持有。*

董事姓名	信和置業股份數目	身份及權益類別	所佔已發行股本百分比
夏佳理議員，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
傅育寧博士	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—
鄧永鏞先生	—	—	—
黃永光先生	72,568	實益擁有人	≃0%

(b) ***相關法團股份之好倉***

(i) *控股公司*

尖沙咀置業

董事姓名	尖沙咀置業股份數目	身份及權益類別	所佔已發行股本百分比
黃志祥先生	555,006	實益擁有人	0.03%
夏佳理議員，GBS, CVO, OBE, JP	60,000	實益擁有人	≃0%
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
傅育寧博士	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—
鄧永鏞先生	—	—	—
黃永光先生	—	—	—

1. 責任聲明

本通函乃遵照上市規則之規定提供有關尖沙咀置業及信和置業之資料。尖沙咀置業之董事就本通函所載資料（就關乎尖沙咀置業集團者而言）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知悉及確信，本通函並無遺漏任何其他事實（就關乎尖沙咀置業集團者而言），致使其中任何內容有所誤導。信和置業之董事就本通函所載資料（就關乎信和置業集團者而言）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知悉及確信，本通函並無遺漏任何其他事實（就關乎信和置業集團者而言），致使其中任何內容有所誤導。

2. 權益披露

2.1 董事於信和置業及其相關法團之股份及債券權益

於最後可行日期，信和置業之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會信和置業及聯交所之信和置業或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉）；或根據證券及期貨條例第352條須載入信和置業按該條例存置之登記冊；或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會信和置業及聯交所之上述權益及淡倉如下：

(a) 信和置業股份之好倉

董事姓名	信和置業股份數目	身份及權益類別	所佔已發行股本百分比
黃志祥先生	2,835,202	126,593股為實益擁有及2,708,609股為配偶權益	0.05%

附註：

(1)　該物業之註冊擁有人為香港鐵路有限公司。

(2)　益燦有限公司持有該物業權益100%之應佔權益。

(3)　商場根據多份租約租出。

(4)　該地段受限於日期為一九九九年五月十九日之修訂書。

(5)　住宅單位受限於日期為二零零一年三月九日之大廈公契及管理協議。

(6)　第1座複式單位B室及第2座複式單位C室受限於各自之買賣協議。

估值證書

持作投資之物業權益

物業	概況及年期	佔用詳情	於二零零七年十一月一日現況下之資本值
九龍大角咀海庭道18號奧海城二期商場及商用停車場、柏景灣住宅停車場、帝柏海灣第1座49樓及50樓複式單位B及F室連平台、第2座49樓及50樓複式單位C室連平台、第5座49樓及50樓複式單位A室、柏景灣第6座51樓及52樓複式B及C室連平台、第7座51樓及52樓複式單位C室連平台、第9座42樓及43樓複式A及B室連平台及第10座1樓E室 九龍內地段11090號之4,415,570份之846,303份	該物業包括於二零零一年分階段落成之一幢三層高商場、奧海城二期一幢三層地面加地庫之商業／停車綜合大樓之198個商用車位、帝柏海灣4個住宅單位及柏景灣6個住宅單位及734個住宅車位。 商場由地下、高層地下及商業平台一樓之總樓面面積約47,500平方米（511,287平方呎）。 10個住宅單位之總樓面面積為1,918.43平方米（20,650平方呎）。 九龍內地段11090號根據批地條件編號12434向政府持有，年期由一九九七年一月十日起至二零四七年六月三十日止，每年地租為該物業當時應課差餉租值3%。	商場大部份按全面內部修葺租約租出，租期由一年至六年不等，最遲之租約將於二零一四年一月屆滿。部份租約載有有關按預先設定毛額百分比收取營業額租金或基本租金（以較高者為準）之條文。 每月應收基本租金總額約13,465,524港元（不包括差餉、管理費及其他支銷）。二零零六年十月至二零零七年九月期間之應收營業額租金總額約5,536,588港元。 於二零零六年十月至二零零七年九月期間來自其他雜項及商場臨時租賃之收入總額約8,218,450港元。 商用車位按每月或每小時基準出租，二零零七年一月至九月之租金收入總額為6,673,823港元，或每月平均為741,536港元。 大部份住宅車位按每月基準出租，二零零六年十月至二零零七年九月之收入總額約20,116,979港元，每月平均1,676,415港元。 十個住宅單位現時為空置。	3,500,000,000港元

吾等之估值並無考慮物業所涉及之任何抵押、按揭或欠款，亦不考慮出售時可能承擔之任何開支或税項。除另有列明外，吾等假設該等物業概無涉及任何可影響其價值之重大產權負擔、限制及支銷。

吾等已採用直接比較法評估物業權益中之住宅單位及寫字樓停車場，即以市場上之可資比較相關銷售個案作為參考。至於商場、商用車位及住宅車位，則按其現有租賃所賺取的租金收入以及適用的條文進行任何物業權益潛在應有收入的估值。

吾等在頗大程度上依賴 貴公司所提供之資料，並信納有關法定通告、地役權、年期、佔用情況、租約詳情、收入詳情、樓面面積及所有其他相關事宜之意見。隨附之估值證書內所載之尺寸及量度乃以 貴公司向吾等提供之文件副本為基礎，因此僅為約數。吾等並無進行實地考察。吾等並無理由懷疑 貴公司向吾等提供對估值屬重要之資料是否準實準確。吾等亦獲 貴公司告知所提供之資料並無遺漏任何重大事實。

吾等未獲提供有關物業權益之所有權文件副本，惟吾等已向土地註冊處進行查冊。然而，吾等並無查證文件正本以核實所有權或確定任何修訂。所有文件僅供參考。

吾等曾視察各項物業之外貌，並在可行情況下視察其內部。然而，吾等並無進行結構測量，惟於視察過程中並無發現任何嚴重缺陷。然而，吾等無法報告該等物業是否確無腐朽、蟲蛀或任何其他結構缺陷。吾等亦無測試任何樓宇設施。

吾等之估值乃根據香港測量師學會物業之物業估值準則編製，並遵守香港聯合交易所有限公司公佈之上市規則第5章。

吾等隨函附奉估值概要及估值證書。

此致

信和置業有限公司及
尖沙咀置業集團有限公司董事會
九龍
尖沙咀
梳士巴利道
尖沙咀中心十二字樓

代表
戴德梁行有限公司
董事
顧慧儀
註冊專業測量師
(產業測量組)
M.H.K.I.S., M.R.I.C.S.
謹啟

二零零七年十二月二十四日

附註：顧慧儀女士在香港物業估值方面積逾20年經驗。

DTZ 戴德梁行

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

有關：九龍大角咀海庭道18號奧海城二期商場及商用停車場、柏景灣住宅停車場、帝柏海灣第1座49樓及50樓複式單位B及F室連平台、第2座49樓及50樓複式單位C室連平台、第5座49樓及50樓複式單位A室、柏景灣第6座51樓及52樓複式B及C室連平台、第7座51樓及52樓複式單位C室連平台、第9座42樓及43樓複式A及B室連平台及第10座1樓E室

吾等按照　貴公司之指示對上述物業權益作出市場估值。吾等確認已檢視有關物業、作出有關查詢及查冊，並取得吾等認為必需之其他資料，以就該等物業於二零零七年十一月一日(「估值日」)之價值向　貴公司提供意見。

吾等對物業權益之估值乃根據香港測量師學會物業之物業估值準則所評估之市值，所謂市值指「物業經適當推銷後，由自願買方與自願賣方公平磋商，在知情、審慎而自願之情況下於估值日進行交易之估計金額」。

吾等之估值並不計及特殊融資、售後租回安排、交易相關人士給予之特殊代價或優惠或任何特別價值因素等特殊條款或情況而導致估計價格之增減。

附註：

(1) 該物業之註冊擁有人為香港鐵路有限公司。

(2) 殷日有限公司持有該物業權益60%之應佔權益。

(3) 商場根據多份租約租出。

(4) 該物業受限於日期為一九九九年二月二十四日之修訂書。

(5) 該物業受限於日期為二零零零年三月十五日之大廈公契及管理協議。

(6) 複式單位A室受限於一項買賣協議。

估值證書

持作投資之物業權益

物業	概況及年期	估用詳情	於二零零七年十一月一日現況下之資本值
九龍大角咀海輝路11號奧海城一期商場及商用停車場、第7座1樓E室及41樓及42樓複式單位A室、維港灣579個住宅車位及117個寫字樓車位 九龍內地段11074號之3,980,030份之339,565份	該物業包括於一九九九年至二零零零年分階段落成之一幢三層高商場、奧海城一期一幢六層地面加兩層地庫之商場／停車場／社區設施／娛樂設施綜合大樓之330個商用車位、維港灣兩個住宅單位及579個住宅車位及117個寫字樓車位 商場由地下、高層地下及商業平台一樓之總樓面面積約13,000平方米（139,931平方呎）。 兩個住宅單位之總樓面面積為306.72平方米（3,237平方呎）。 九龍內地段11074號根據批地條件編號12375向政府持有，年期由一九九六年一月三十一日起至二零四七年六月三十日止，每年地租為該物業當時應課差餉租值3%。	商場大部份按全面內部修葺租約租出，租期由一年至六年不等，最遲之租約將於二零一三年七月屆滿。部份租約載有有關按預先設定毛額百分比收取營業額租金或基本租金（以較高者為準）之條文。 每月應收基本租金總額約2,516,830港元（不包括差餉、管理費及其他支銷）。二零零六年十月至二零零七年九月期間之應收營業額租金總額約140,654港元。 於二零零六年十月至二零零七年九月期間來自其他雜項及商場臨時租賃之收入總額約335,200港元。 商用車位按每月或每小時基準出租，二零零七年一月至九月之租金收入總額為3,058,786港元，或每月平均為339,865港元。 117個寫字樓車位現時為空置。大部份住宅車位按每月基準出租，二零零六年十月至二零零七年九月之收入總額約13,753,141港元，每月平均1,146,095港元。 兩個住宅單位現時為空置。	700,000,000港元 （殷日有限公司應佔60%權益：420,000,000港元）

吾等已採用直接比較法評估物業權益中之住宅單位及寫字樓停車場，即以市場上之可資比較相關銷售個案作為參考。至於商場、商用車位及住宅車位，則按其現有租賃所賺取的租金收入以及適用的條文進行任何物業權益潛在應有收入的估值。

吾等在頗大程度上依賴　貴公司所提供之資料，並信納有關法定通告、地役權、年期、佔用情況、租約詳情、收入詳情、樓面面積及所有其他相關事宜之意見。隨附之估值證書內所載之尺寸及量度乃以　貴公司向吾等提供之文件副本為基礎，因此僅為約數。吾等並無進行實地考察。吾等並無理由懷疑　貴公司向吾等提供對估值屬重要之資料是否準實準確。吾等亦獲　貴公司告知所提供之資料並無遺漏任何重大事實。

吾等未獲提供有關物業權益之所有權文件副本，惟吾等已向土地註冊處進行查冊。然而，吾等並無查證文件正本以核實所有權或確定任何修訂。所有文件僅供參考。

吾等曾視察各項物業之外貌，並在可行情況下視察其內部。然而，吾等並無進行結構測量，惟於視察過程中並無發現任何嚴重缺陷。然而，吾等無法報告該等物業是否確無腐朽、蟲蛀或任何其他結構缺陷。吾等亦無測試任何樓宇設施。

吾等之估值乃根據香港測量師學會物業之物業估值準則編製，並遵守香港聯合交易所有限公司公佈之上市規則第5章。

吾等隨函附奉估值概要及估值證書。

此致

信和置業有限公司及
尖沙咀置業集團有限公司董事會
九龍
尖沙咀
梳士巴利道
尖沙咀中心十二字樓

代表
戴德梁行有限公司
董事
顧慧儀
註冊專業測量師
（產業測量組）
M.H.K.I.S., M.R.I.C.S.
謹啟

二零零七年十二月二十四日

附註：顧慧儀女士在香港物業估值方面積逾20年經驗。

DTZ 戴德梁行

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

有關：九龍大角咀海輝路11號奧海城一期商場及商用停車場、第7座1樓E室及41樓及42樓複式單位A室、維港灣579個住宅車位及117個寫字樓車位

吾等按照　貴公司之指示對上述物業權益作出市場估值。吾等確認已檢視有關物業、作出有關查詢及查冊，並取得吾等認為必需之其他資料，以就該等物業於二零零七年十一月一日(「估值日」)之價值向　貴公司提供意見。

吾等對物業權益之估值乃根據香港測量師學會物業之物業估值準則所評估之市值，所謂市值指「物業經適當推銷後，由自願買方與自願賣方公平磋商，在知情、審慎而自願之情況下於估值日進行交易之估計金額」。

吾等之估值並不計及特殊融資、售後租回安排、交易相關人士給予之特殊代價或優惠或任何特別價值因素等特殊條款或情況而導致估計價格之增減。

吾等之估值並無考慮物業所涉及之任何抵押、按揭或欠款，亦不考慮出售時可能承擔之任何開支或稅項。除另有列明外，吾等假設該等物業概無涉及任何可影響其價值之重大產權負擔、限制及支銷。

推薦建議

根據以上主要因素及理由，吾等認為關連交易乃於信和置業及尖沙咀置業之日常及一般業務過程中按一般商業條款訂立，且Harvest Sun協議及Benefit Bright協議之條款對信和置業之獨立股東及尖沙咀置業之立股東而言屬公平合理，符合信和置業及尖沙咀置業與彼等各自之股東之整體利益。假若信和置業及尖沙咀置業將各自舉行股東特別大會，吾等將建議信和置業獨立董事委員會及尖沙咀置業獨立董事委員會，分別建議信和置業獨立股東及尖沙咀置業獨立股東投票通過批准Harvest Sun協議及Benefit Bright協議之決議案。

此致

信和置業獨立董事委員會及獨立股東及
尖沙咀置業獨立董事委員會及獨立股東 台照

代表
德國商業銀行香港分行

企業融資部主管—亞太區 *企業融資部—亞太區*
陳嘉忠 **林崇謙**

二零零七年十二月三十一日

(iv) 資本負債比率

按信和置業截至二零零七年六月三十日止年度之年報所述，信和置業集團於當時錄得之資本負債比率約為25.4%（即銀行及其他貸款（約15,541,160,000港元）經扣除現金及銀行結餘（約3,416,370,000港元）後之淨額約12,124,790,000 港元除以股東權益約47,580,880,000港元之百分比）。根據Harvest Sun完成賬目及Benefit Bright完成賬目，Harvest Sun及Benefit Bright並無任何銀行貸款，因此，於完成Harvest Sun協議及Benefit Bright協議下擬進行之收購後，估計上述資本負債比率僅會微升約4.8%至約30.2%（根據於二零零七年六月三十日信和置業集團之銀行及其他貸款（約15,541,160,000港元經扣除(i)信和置業於二零零七年六月三十日約3,416,370,000港元之現金及銀行結餘、Harvest Sun於二零零七年十二月二十一日約58,850,000港元之現金及銀行結餘及Benefit Bright於二零零七年十二月二十一日約68,440,000港元之現金及銀行結餘；及(ii)根據Harvest Sun協議及Benefit Bright協議應付數額為2,351,760,000港元之總代價及信和置業集團於二零零七年六月三十日之綜合資產淨值約47,580,880,000港元計算）。鑑於資本負債比率上升可換來物業一及物業二於日後之物業出售及出租收益，故吾等認為Harvest Sun協議及Benefit Bright協議下擬進行之收購導致資本負債比率上升乃可予接受，並在總體上符合信和置業及尖沙咀置業與彼等各自之股東之整體利益。

總結及分析

Harvest Sun協議及Benefit Bright協議下擬進行之交易之作用，主要為使到信和置業擁有Harvest Sun之90%已發行股本及Benefit Bright之100%已發行股本，致使Harvest Sun及Benefit Bright之財務業績須綜合計入信和置業（及尖沙咀置業）之綜合財務報表，並且使到信和置業集團可享有物業一及物業二之未出售部份（包括住宅及商用單位及車位）所得之全部出售及出租收益。因此，儘管信和置業集團（及尖沙咀置業集團）之現金狀況及資本負債比率將會受到輕微之不利影響（主要由於根據Harvest Sun協議及Benefit Bright協議應付之現金代價），然而，鑑於(i)信和置業集團將因而增加於西九龍黃金地段（為香港政府於可見未來新設重點發展地區之一）之土地儲備；(ii)信和置業集團（及尖沙咀置業集團）將可享有於物業一及物業二之未出售單位及車位於日後之出售及出租所得現金；(iii) 信和置業集團將持有物業一及物業二之控制權；及(iv)信和置業集團及尖沙咀置業集團目前之市場地位，吾等認為Harvest Sun協議及Benefit Bright協議乃於信和置業及尖沙咀置業之日常及一般業務過程中按一般商業條款訂立，符合信和置業及尖沙咀置業與彼等各自之股東之整體利益。

Sun餘下10%股權，則Harvest Sun將成為其全資附屬公司)，而Benefit Bright及奧海城二期管理則將成為信和置業之間接全資附屬公司。因此，Harvest Sun、Benefit Bright及奧海城二期管理之盈利將會綜合計入信和置業之綜合財務報表(其將繼而綜合計入尖沙咀置業之綜合財務報表)。因此，信和置業(及尖沙咀置業)之營業額及純利將會加入Harvest Sun、Benefit Bright及奧海城二期管理自物業出售及出租與提供物業管理服務所得之營業額及溢利。

(ii) 現金流量

按通函「董事會函件」一節所載，Harvest Sun代價及Benefit Bright代價已分別透過支付約267,810,000港元及2,083,950,000港元現金而結付，而該等資金乃以信和置業之內部資源應付。於二零零七年六月三十日，信和置業之現金及銀行結餘約為3,416,400,000港元。於二零零七年十二月二十一日，Harvest Sun及Benefit Bright之現金及銀行結餘分別約為58,850,000港元及68,440,000港元。於Harvest Sun協議及Benefit Bright協議完成後，Harvest Sun及Benefit Bright之現金結餘將綜合計入信和置業之綜合財務報表。根據上述Harvest Sun及Benefit Bright於二零零七年十二月二十一日之現金財況，及考慮到Harvest Sun協議及Benefit Bright協議所應付之現金代價，信和置業集團之現金及銀行結餘預期將減少約2,224,470,000港元。鑑於信和置業集團於支付Harvest Sun代價 and Benefit Bright代價後所餘現金水平充足，且在日後可獲得出售物業一及物業二之未出售物業所得之現金，以及住宅及商用車位所得之租金收入，吾等認為訂立Harvest Sun協議及Benefit Bright協議，不會對信和置業集團之現金流量狀況造成不利影響。

(iii) 資產淨值

根據未審核Harvest Sun完成賬目及Benefit Bright完成賬目，Harvest Sun及Benefit Bright於二零零七年十二月二十一日分別錄得資產淨值約為446,350,000港元及淨負債約為1,780,560,000港元。根據奧海城二期管理之未審核管理賬目，奧海城二期管理於二零零七年九月三十日錄得資產淨值約為10,000港元。然而，由於Harvest Sun代價乃根據Harvest Sun之資產淨值計算，而Benefit Bright代價則根據(i) Benefit Bright賣方之股東貸款3,107,771,277港元(按等額基準計算)，及(ii) Benefit Bright於二零零七年十二月二十一日之淨負債計算，預期於Harvest Sun協議及Benefit Bright協議完成後，其各自擬進行之交易將不會對信和置業集團之資產淨值造成任何重大影響。

由於Benefit Bright代價乃根據基於Benefit Bright目前於物業二資本值中應佔權益所計算得出之Benefit Bright資產淨值，因此吾等應為Benefit Bright代價為公平合理。

此外，由於就奧海城二期管理之權益應付之現金代價為5,750港元，相等於奧海城二期管理於二零零七年九月三十日之管理賬目所示資產淨值（為數10,062港元）約57.5%，吾等認為就收購奧海城二期管理之股份應付之代價為公平合理。

(iii) 估值

於評估估值是否公平合理時，吾等已檢討獨立估值報告所載物業一及物業二之估值所採用之法則、基礎及估計，並就此與估值師行進行討論。戴德梁行乃以直接比較法分別就物業一及物業二之住宅／商業單位及住宅及商用停車場進行估值，即以市場上之可資比較相關銷售個案作為參考；至於商鋪、商用車位及住宅車位，則按其現有租賃所賺取的租金收入以及適用的條文進行任何物業權益潛在應有收入的估值。戴德梁行所取得之市場上可資比較銷售個案，為根據戴德梁行之意見以交易時間及地點與相關物業之使用狀況而言與住宅及商業單位可資比較者（已就戴德梁行酌情決定之其他相關因素作出調整）。按戴德梁行所告悉，上述方法乃依據香港測量師學會之物業估值準則。有鑑於以上所述，吾等認為估值師行之估值方法符合一般市場慣例，屬公平合理。

經考慮：(i)Harvest Sun代價乃根據按Harvest Sun於二零零七年九月三十日之未審核管理賬目所示之Harvest Sun資產淨值，並於其後按未審核之Harvest Sun完成賬目作出調整；(ii)Benefit Bright代價乃按Benefit Bright於二零零七年九月三十日之未審核管理賬目所示之Benefit Bright資產淨值，並於其後按未審核之Benefit Bright完成賬目作出調整；(iii) Harvest Sun代價及Benefit Bright代價如作出進一步調整一概將根據獨立核數師進行之完成審核；且(iv)Harvest Sun代價及Benefit Bright代價均反映以物業一及物業二各自之市場估值為基礎下信和置業集團於物業一及物業二之權益，吾等認為Harvest Sun代價及Benefit Bright代價之釐定基準為公平合理，並符合信和置業集團及尖沙咀置業集團與信和置業及尖沙咀置業各自之股東之整體利益。

5. 關連交易之財務影響

(i) 盈利

於完成Harvest Sun協議及Benefit Bright協議下擬進行之交易後，Harvest Sun將成為信和置業擁有90%權益之附屬公司（倘協議備忘錄得以落實及瑞凱收購Harvest

延稅務資產及遞延稅務負債之多項協定處理方法；及(b)賬目之結算日為完成日期，而該等賬目將須進行完成審核，並須相應支付調整金額。根據信和置業管理層所告悉，Harvest Sun目前可獲得物業一未出售部份之出售及出租收益之60%，因此Harvest Sun協議各訂約方已協定將Harvest Sun資產淨值調整至420,000,000港元，即根據物業一估值報告所述物業一之資本值700,000,000港元計算Harvest Sun應佔之 60%權益。

由於Harvest Sun代價乃根據基於Harvest Sun於物業一資本值中應佔權益所計算得出之Harvest Sun資產淨值，因此吾等應為Harvest Sun代價為公平合理。

(ii) Benefit Bright代價

根據Benefit Bright協議，昇華已同意收購：(i) Benefit Bright賣方所持之57.5% Benefit Bright已發行股本及Benefit Bright結欠Benefit Bright賣方之股東貸款；及(ii) Benefit Bright賣方所持奧海城二期管理股份，初步代價分別為2,070,135,174港元（或會經參考未審核Benefit Bright完成賬目而作出調整，並可能經參考完成審核後作進一步調整（如有））及固定金額5,750港元。

Benefit Bright協議已於二零零七年十二月二十一日完成，而2,070,135,174港元之初步Benefit Bright代價已調整至2,083,947,375港元，乃相等於(i)按未審核Benefit Bright完成賬目所示，Benefit Bright於二零零七年十二月二十一日結欠Benefit Bright賣方之貸款本金總額加上已產生之利息合共3,107,771,227港元，及(ii)按未審核Benefit Bright完成賬目所示，Benefit Bright賣方於Benefit Bright於二零零七年十二月二十一日之負債淨值中應佔之57.5%權益。根據未審核之Benefit Bright完成賬目，Benefit Bright於二零零七年十二月二十一日之負債淨值為1,780,563,222港元，已計及下列調整（其中包括）：(i)根據物業二估值報告，Benefit Bright於物業二未出售部份之全部權益為3,500,000,000港元；(ii)Benefit Bright若干遞延稅務資產及遞延稅務負債之協定處理方法；及(iii)Benefit Bright若干資產及負債之協定處理方法。根據信和置業管理層所告悉，由於目前所有出售及出租之所得收益均仍用於報銷益燦有限公司所墊支之可扣減成本，因此Benefit Bright協議各訂約方已協定，Benefit Bright之負債淨值將調整至3,500,000,000港元，即根據物業二估值報告所述物業二之資本值之100%。

3. Harvest Sun協議及Benefit Bright協議之主要條款及條件

Harvest Sun協議

Harvest Sun協議之完成須待（其中包括）瑞凱根據Harvest Sun協議向各Harvest Sun賣方收購Harvest Sun股份以及昇華於同一時間向各與Harvest Sun賣方屬同一集團之Benefit Bright賣方收購Benefit Bright股份及向其提供之貸款後方可作實。然而，以下並非瑞凱向某一Harvest Sun賣方收購Harvest Sun股份之條件：(i)向所有或任何其他Harvest Sun賣方收購Harvest Sun股份及(ii)向任何其他集團之Benefit Bright賣方收購Benefit Bright股份及貸款。信和置業董事已告悉以上所有條件已於二零零七年十二月二十一日達成，而Harvest Sun協議亦已於同一日落實完成。

Benefit Bright協議

Benefit Bright協議之完成須待（其中包括）瑞凱於同一時間向各與Benefit Bright賣方屬同一集團之Harvest Sun賣方收購Harvest Sun股份後方可作實。然而，以下並非昇華向某一Benefit Bright賣方收購Benefit Bright股份之條件：(i)向所有或任何其他Benefit Bright賣方收購Benefit Bright股份及(ii)向任何其他集團之Harvest Sun賣方收購Harvest Sun股份。董事已告悉以上所有條件已於二零零七年十二月二十一日達成，而Benefit Bright協議亦已於同一日落實完成。

4. Harvest Sun代價及Benefit Bright代價之基礎

(i) Harvest Sun代價

根據Harvest Sun協議，瑞凱已同意收購向超創、Calistock及銘偉（分別佔Harvest Sun已發行股本30%、20%及10%）收購彼等所持合共60%之Harvest Sun股權。根據該公佈，瑞凱根據Harvest Sun協議應付Harvest Sun賣方之初步Harvest Sun代價為265,313,828港元，以現金支付，或會經參考未審核Harvest Sun完成賬目而作出調整，並可能經參考完成審核後作進一步調整（如有）。按上文所述，Harvest Sun協議已於二零零七年十二月二十一日完成，而Harvest Sun於該日之資產淨值為446,356,416港元。因此，其後已將Harvest Sun代價定於267,813,850港元，此乃根據Harvest Sun於二零零七年十二月二十一日之綜合資產淨值446,356,416港元之60%計算。Harvest Sun之綜合資產淨值乃於計及以下各項後計算得出：(i)物業一發展項目協議所述Harvest Sun於物業一保留部份中應佔之60%權益為420,000,000港元（如下文解釋）；及(ii)就Harvest Sun綜合資產淨值作出之其他調整，包括：(a) Harvest Sun集團若干遞

(iii) 零售業及停車場之樂觀前景

過去數年香港之消費開支因經濟好轉而不斷增加。根據香港政府統計處所公佈之數據，香港於二零零五年及二零零六年之總零售銷售額分別約為2046億港元及2196億港元，增長率約7.3%。

吾等已與　貴集團之管理層進行討論，理解到西九龍（物業一及物業二所在位置）為香港重點發展地區，將包括多個豪宅、寫字樓及商場以及一個大型商場。此外，誠如香港政府所公佈，其有意將西九龍進一步發展為主要消閒及娛樂地區。

吾等於下表載列摘錄自香港運輸署公佈之「第二次泊車位需求研究最終報告」內有關香港擁車相關（即作私人用途）停車位之供求數據：

	二零零六年 （實際）	二零一一年 （預測）
供應	526,392	566,618
需求	452,915	518,135
剩餘／（短缺）	73,476	48,481
需求／供應比率	0.86	0.91

資料來源：香港運輸署

吾等自上表中得悉，車位之需求／供應比率將由0.86增加至0.91，顯示車位之預期需求之增長比率較供應為高。鑑於物業一及物業二所在地區將繼續急速發展，吾等認為Harvest Sun協議及Benefit Bright協議下擬進行之物業一及物業二收購將可為信和置業增加於九龍黃金地段之優質發展物業，可提高信和置業集團（及尖沙咀置業）之未來盈利能力及財務表現。

經計及(i)信和置業集團（及尖沙咀置業集團）於物業管理之專業知識及整體聲譽；(ii)鞏固控制權令管理更完善及更有效率；及(iii)零售業之增長，吾等認為Harvest Sun協議及Benefit Bright協議下之關連交易符合信和置業及尖沙咀置業及彼等各自之股東之整體利益。

物業一及物業二均為興建為香港高尚商業及住宅綜合建施，於完成Harvest Sun協議及Benefit Bright協議後，信和置業將分別擁有Harvest Sun及Benefit Bright 90%及100%之已發行股本，並因而分別擁有物業一及物業二之90%及100%之權益（倘協議備忘錄得以落實，信和物業將擁有Harvest Sun已發行股本及物業一之全部）。經計及物業一及物業二之市場位置切合信和置業整體發展策略，並增加信和置業集團於西九龍區高尚地段之土地儲備後，吾等認為訂立Harvest Sun協議及Benefit Bright協議及各自擬進行之交易與信和置業集團及尖沙咀置業集團之一般業務過程一致，符合信和置業集團及尖沙咀置業集團及彼等各自之股東之整體利益。

2. 關連交易之理由及得益

(i) 善用 貴集團於物業及樓宇管理之經驗及聲譽

尖沙咀置業及信和置業於管理購物商場、停車場與住宅及商業樓宇方面擁有豐富經驗及專業知識。根據信和置業於二零零七年六月三十日之年報，信和置業之物業管理分部目前管理約180個項目，總樓面面積為5,000萬平方呎。此外，於截至二零零七年六月三十日止之財政年度，信和置業之物業分部取得由政府部門、專業團體及社區組織頒發之若干服務、節省能源、環保及管理質素之獎項。有鑑於此，吾等認為信和置業集團透過Harvest Sun協議及Benefit Bright協議下擬進行之交易，善用其經驗及聲譽進一步擴展其物業管理業務，對信和置業集團（及尖沙咀置業集團）有利。

(ii) 鞏固控制及管理權

Harvest Sun協議及Benefit Bright協議各自擬進行之收購將使到Harvest Sun及Benefit Bright分別成為信和置業之90%及100%附屬公司（倘協議備忘錄得以落實及瑞凱收購Harvest Sun餘下10%股權，則Harvest Sun將成為其全資附屬公司），而Benefit Bright則成為信和置業之全資附屬公司，從而鞏固控制權。吾等認為收購Harvest Sun及Benefit Bright將會使物業一及物業二未出售部份之管理更完善及更有效率，例如減少行政成本及時間，簡化信和置業集團實施有關物業一及物業二發展策略過程中之整體程序，以及就物業一及物業二制定配合信和置業公司（及尖沙咀置業）發展之發展計劃。

物業二為位於西九龍黃金商業／住宅地段之三層高商場。誠如通函「董事會函件」一節所述，物業二若干部份已售出，而物業二未出售部份之擁有權仍屬於港鐵公司。根據物業二估值報告，物業二餘下未出售部份包括於帝柏海灣及柏景灣之商鋪及10個住宅單位，總樓面面積約531,937平方呎，連同奧海城二期一幢三層高地面加一層地庫商場／停車場綜合大樓之198個商用車位及734個住宅車位。根據物業二估值報告，物業二於二零零七年十一月一日之資本值為3,500,000,000港元。

物業一及物業二均位於西九龍鄰近港鐵鐵路系統機場鐵路奧運站，總建築面積主要包括下圖所示位置之住宅／商場單位及車位：



奧海城第一期
Olympian City Phase II
維港灣
Island Harbourview
會所
Club Hse
物業一
中銀中心
Bank of China Centre
櫻桃街
CHERRY STREET
海輝道
匯豐中心
HSBC Centre
奧運站 OLYMPIC STATION
LIN CHEUNG ROAD
小巴總站
Minibus Terminus
柏景灣 帝柏海灣
Park Avenue Central Park
物業二
會所
Park Resort
奧海城第二期
Olympian City Phase II
柏景灣
Park Avenue
機場鐵路AIRPORT RAILW
HOI FAI ROAD

物業一及物業二之地理位置

物業一為位於西九龍黃金商業／住宅地段之三層高商場。誠如通函「董事會函件」一節所述，物業一若干部份已售出，而物業一未出售部份之擁有權仍屬於港鐵公司。根據物業一估值報告，物業一餘下未出售部份包括於維港灣之商鋪及住宅單位，總樓面面積約143,168平方呎，以及(i) 117個寫字樓車位；(ii)330個商用車位；(iii)奧海城一期一幢六層地面加兩層地庫之商場／停車場／社區設施／娛樂設施大樓中之579個住宅車位及(iv)維港灣兩個住宅單位。就上述物業一未出售部份而言，殷日有限公司有權報銷其於發展物業一過程中所墊支之可扣減成本，並於其後有權攤分收益盈餘之60%。據信和置業管理層所告悉，殷日有限公司墊支之所有可扣減成本已報銷，而殷日有限公司有權攤分來自物業一之出售及出租收益60%。根據物業一估值報告，物業一於二零零七年十一月一日之資本值為700,000,000港元。

Benefit Bright 協議

於同一日，信和置業透過其間接全資附屬公司昇華訂立Benefit Bright協議，據此，昇華同意以下之收購事項(i)向Benefit Bright賣方（即Pembrooke、匯龍及名誠，分別擁有Benefit Bright已發行股本32.5%、15%及10%）收購Benefit Bright已發行股本57.5%；(ii)向Benefit Bright賣方收購股東貸款，根據Benefit Bright完成賬目於二零零七年十二月二十一日為數3,107,771,227港元（包括利息）及(iii) Benefit Bright賣方持有之奧海城二期管理已發行股本57.5%。

Benefit Bright為一家投資控股公司，擁有益燦有限公司已發行股本100%。益燦有限公司為與Mass Transit Railway Corporation於一九九六年八月二十三日就物業二（Mass Transit Railway Corporation之權利及責任其後轉至港鐵公司）訂立之發展協議（「物業二發展項目協議」，經補充及修訂）之發展商。於物業二發展項目協議之條款及條件之限制下，益燦有限公司擁有物業二之發展權，以及(i)享有物業二之權益，包括出售及租賃物業二之收益；(ii)有權報銷其於發展物業二過程中所墊支之可扣減成本；及(iii)於其後有權攤分盈餘（如有）之80%。誠如通函「董事會函件」一節所披露，所有出售及租賃之收益均用作報銷益燦有限公司於物業二發展項目所墊支之可扣減成本。

	截至六月三十日止年度					
	二零零五年		二零零六年		二零零七年	
	百萬港元	*%*	*百萬港元*	*%*	*百萬港元*	*%*
來自業務之溢利：						
物業	3,589	*82.2*	5,884	*90.4*	5,894	*85.6*
證券投資	474	*10.8*	266	*4.1*	588	*8.6*
融資	25	*0.6*	19	*0.3*	15	*0.2*
酒店	140	*3.2*	167	*2.5*	211	*3.1*
樓宇管理及服務	141	*3.2*	175	*2.7*	174	*2.5*
總計	4,369	*100.0*	6,511	*100.0*	6,882	*100.0*

資料來源：尖沙咀置業分別截至二零零六年及二零零七年六月三十日止年度之年報

誠如上表所示，來自物業發展業務之營業額佔信和置業集團截至二零零七年六月三十日止三個年度之綜合營業額及業務溢利80%以上。儘管近年信和置業集團已將其物業發展業務擴展至中華人民共和國（「中國」）成都及重慶等地，香港仍為信和置業集團（尖沙咀置業集團亦如是）之主要業務基地。誠如信和置業截至二零零七年六月三十日止年度之年報（「信和置業二零零七年年報」）所披露，信和置業集團90%以上之營業額、除稅前溢利、資產及負債均來自信和置業集團於香港之業務。信和置業集團於香港發展及出售之物業包括中級至豪華住宅及商業單位，例如位於荃灣之萬景峯、西九龍之一號銀海及新界之御林皇府及St. Andrews Place。

Harvest Sun協議

於二零零七年十二月十二日，信和置業透過其間接全資附屬公司瑞凱訂立Harvest Sun協議，據此，瑞凱同意向Harvest Sun賣方（即超創、Calistock及銘偉）收購合共60%之Harvest Sun已發行股本。Harvest Sun已發行股本由會連、超創、Calistock及銘偉分別擁有30%、30%、20%及10%，餘下之10%由凱德置地中國控股擁有（以信託方式代CRL (HK)擁有）。據信和置業管理層所告悉，Harvest Sun為一家投資公司，其物業發展業務由殷日有限公司經營，殷日有限公司為Harvest Sun之全資附屬公司，並為與Mass Transit Railway Corporation於一九九五年四月二十日就物業一（Mass Transit Railway Corporation之權利及責任其後轉至港鐵公司）訂立之發展協議（「物業一發展項目協議」，經補充及修訂）之發展商。於物業一發展項目協議之條款及條件限制下，殷日有限公司擁有物業一之發展權及物業一之權益，包括出售及租賃物業一之收益。

	截至六月三十日止年度					
	二零零五年		二零零六年		二零零七年	
	百萬港元	*%*	*百萬港元*	*%*	*百萬港元*	*%*
來自業務之溢利：						
物業	3,573	*85.3*	5,867	*91.6*	5,878	*88.8*
證券投資	306	*7.3*	170	*2.7*	335	*5.1*
融資	25	*0.6*	19	*0.3*	15	*0.2*
酒店	141	*3.4*	168	*2.6*	211	*3.2*
樓宇管理及服務	143	*3.4*	177	*2.8*	177	*2.7*
總計	4,188	*100.0*	6,401	*100.0*	6,616	*100.0*

資料來源：信和置業分別截至二零零六年及二零零七年六月三十日止年度之年報

尖沙咀置業截至二零零七年六月三十日止三個年度之財務業績概要

	截至六月三十日止年度					
	二零零五年		二零零六年		二零零七年	
	百萬港元	*%*	*百萬港元*	*%*	*百萬港元*	*%*
營業額：						
物業	3,458	*82.3*	7,568	*90.3*	6,615	*87.1*
證券投資	87	*2.1*	104	*1.3*	112	*1.5*
融資	24	*0.6*	17	*0.2*	15	*0.2*
酒店	279	*6.6*	321	*3.8*	396	*5.2*
樓宇管理及服務	352	*8.4*	372	*4.4*	461	*6.1*
總計	4,200	*100.0*	8,382	*100.0*	7,599	*100.0*

考慮之主要因素及理由

吾等就關連交易向信和置業獨立董事委員會及信和置業獨立股東以及尖沙咀置業獨立董事委員會及尖沙咀置業獨立股東發表獨立財務意見時，已計及以下主要因素：

1. 信和置業集團及尖沙咀置業集團及關連交易之背景

尖沙咀置業集團及信和置業集團之背景

尖沙咀置業為信和置業之控股公司，擁有信和置業合共約50.6%已發行股本之權益。經尖沙咀置業及信和置業各自之管理層所告悉，尖沙咀置業為投資公司，其主要業務為營運信和置業。信和置業為香港主要物業發展商之一，經營長達36年，主要從事(i)物業發展及銷售；(ii)物業租賃；(iii)提供樓宇管理及相關服務；(iv)酒店業務；及(v)證券投資及融資。以下載列尖沙咀置業及信和置業截至二零零七年六月三十日止三個年度之財務業績概要：

信和置業截至二零零七年六月三十日止三個年度之財務業績概要

	截至六月三十日止年度					
	二零零五年		二零零六年		二零零七年	
	百萬港元	*%*	*百萬港元*	*%*	*百萬港元*	*%*
營業額：						
物業	3,433	*82.7*	7,540	*90.5*	6,583	*87.4*
－物業租賃	868	*20.9*	998	*12.0*	1,148	*15.2*
－物業銷售	2,499	*60.2*	6,475	*77.7*	5,365	*71.2*
－管理服務	66	*1.6*	67	*0.8*	70	*1.0*
證券投資	63	*1.5*	78	*0.9*	77	*1.0*
融資	24	*0.6*	17	*0.2*	15	*0.2*
酒店	279	*6.7*	321	*3.9*	396	*5.3*
樓宇管理及服務	352	*8.5*	372	*4.5*	461	*6.1*
總計	4,151	*100.0*	8,328	*100.0*	7,532	*100.0*

規則第14A.43條之規定，擬不就關連交易向信和置業及尖沙咀置業各自之股東召開股東大會。尖沙咀置業及信和置業已就此向聯交所提出聯合申請，而聯交所亦已分別向尖沙咀置業及信和置業授出豁免，毋須嚴格遵守上市規則第14A.43條舉行股東大會之規定。然而，根據上市規則，仍須就關連交易之條款對信和置業及尖沙咀置業各自之股東而言是否公平合理尋求獨立財務顧問之意見。

吾等依靠信和置業及尖沙咀置業所提供之資料及事實達致吾等之推薦意見。吾等已審閱（當中包括）(i)通函；(ii)Harvest Sun協議；(iii)Benefit Bright協議；(iv) 殷日有限公司及益燦有限公司截至二零零七年九月三十日止九個月以及奧海城二期管理截至二零零六年十二月三十一日止兩個年度之未經審核財務報表；(v)尖沙咀置業及信和置業截至二零零六年六月三十日止兩個年度之年報；(vi)Harvest Sun及Benefit Bright由二零零七年一月一日至二零零七年十二月二十一日期間各自之未經審核完成賬目（分別為「Harvest Sun完成賬目」及「Benefit Bright完成賬目」）；及(vii)戴德梁行就物業一及物業二於二零零七年十一月一日之估值報告（「物業一估值報告」及「物業二估值報告」）。吾等已假設通函所載或引述之所有資料、意見及聲明於各重大方面均為真實、完整及準確，並依賴該等資料、意見及聲明。此外，吾等亦依賴尖沙咀置業及信和置業各自之董事作出之聲明，於彼等作出合理查詢謹慎決定後就彼等所知及所信，概無其他事實或聲明或遺漏其他事實或聲明會導致通函所載任何聲明（包括本函件）有所誤導。吾等亦已假設由尖沙咀置業及信和置業向吾等提供於通函內作出或緩引之所有資料、聲明及陳述（尖沙咀置業及信和置業對此負全責）於作出時並於最後可行日期在各重大方面均為真實、完整及準確。

吾等認為吾等(i)已根據上市規則第13.80條之規定採取合理步驟以向　貴公司取得所有必須資料；及(ii)審閱足夠資料致使吾等可就Harvest Sun協議及Benefit Bright協議下擬進行之交易達致知情見解，並為吾等之推薦意見提供合理基礎。吾等並無理由懷疑有任何重大資料遺漏或遭隱瞞，亦不知悉有任何事實或情況會導致向吾等提供之資料及陳述為不實、不準確或誤導。然而，吾等並無就尖沙咀置業及信和置業所提供之資料進行任何獨立查證，亦無對尖沙咀置業及信和置業及彼等各自之聯營公司之業務及事務進行任何獨立深入調查。

之現有30% Harvest Sun股權）將擁有Harvest Sun已發行股本合共90%。倘協議備忘錄進一步落實，致使瑞凱收購Harvest Sun已發行股本餘下10%，Harvest Sun將成為信和置業之間接全資附屬公司。此外，於Benefit Bright協議完成後，信和置業（連同會連目前持有之42.5% Benefit Bright股權）將擁有Benefit Bright全部已發行股本。

嘉里建設有限公司為信和置業若干附屬公司之主要股東，故根據上市規則為信和置業之關連人士。由於Calistock及Pembrooke（分別為Harvest Sun賣方及Benefit Bright賣方）為嘉里建設有限公司之全資附屬公司，彼等根據上市規則均為信和置業之關連人士。由於尖沙咀置業為信和置業之控權股東（定義見上市規則）及於最後可行日期擁有信和置業約50.6%已發行股本之權益，故根據上市規則Calistock及Pembrooke亦為尖沙咀置業之關連人士。因此，根據上市規則，Harvest Sun協議及Benefit Bright協議下擬進行之交易將構成信和置業及尖沙咀置業之關連交易。由於尖沙咀置業及信和置業就Harvest Sun協議及Benefit Bright協議擬進行之交易在匯集計算後之一個或以上之適用百分比率超過5%，故根據上市規則第14A章，訂立Harvest Sun協議及Benefit Bright協議構成信和置業及尖沙咀置業之須予披露交易，而信和置業及尖沙咀置業均須就關連交易須遵守申報、公佈及獨立股東批准之規定。

信和置業獨立董事委員會包括信和置業全體獨立非執行董事（即盛智文博士、李民橋先生及傅育寧博士）已組成，以對信和置業獨立股東應如何就Harvest Sun協議及Benefit Bright協議有關之決議案投票提供意見。尖沙咀置業獨立董事委員會包括尖沙咀置業全體獨立非執行董事（即盛智文博士、李民橋先生及王繼榮先生）亦已組成，就同一事宜向尖沙咀置業獨立股東提供意見。吾等德國商業銀行香港分行已獲委任為尖沙咀置業獨立董事委員會及信和置業獨立董事委員會以及尖沙咀置業獨立股東及信和置業獨立股東之獨立財務顧問，就Harvest Sun協議及Benefit Bright協議之條款是否(i)按一般商業條款進行；(ii)公平合理；及(iii)訂立Harvest Sun協議及Benefit Bright協議符合信和置業及尖沙咀置業及彼等各自之股東之整體利益提供意見。

誠如通函所披露，概無尖沙咀置業及信和置業之股東須就批准關連交易之相關決議案放棄投票。於最後可行日期，黃廷方先生連同其控制法團合共擁有尖沙咀置業1,037,640,691股股份，佔尖沙咀置業已發行股本約71.75%，而尖沙咀置業則擁有信和置業2,458,772,852股股份，佔信和置業已發行股本約50.6%。由於已取得黃廷方先生為尖沙咀置業及尖沙咀置業為信和置業就批准關連交易而作出之書面批准，根據上市

COMMERZBANK

德國商業銀行
香港分行

香港
中環遮打道三號A
香港會所大廈二十一樓

敬啟者：

須予披露及關連交易

緒言

吾等謹此提述吾等獲委任為尖沙咀置業及信和置業各自之獨立董事委員會（分別為「尖沙咀置業獨立董事委員會」及「信和置業獨立董事委員會」）及尖沙咀置業及信和置業各自之獨立股東（分別為「尖沙咀置業獨立股東」及「信和置業獨立股東」）就關連交易之獨立財務顧問。關連交易包括以下之收購(i)根據Harvest Sun協議向Harvest Sun賣方收購Harvest Sun 60%已發行股本及(ii)根據Benefit Bright協議向Benefit Bright賣方收購Benefit Bright 57.5%之已發行股本，有關詳情（當中包括）載於二零零七年十二月三十一日刊發之通函（「通函」）內，本函件為通函之一部份。除非文義另有所指，通函內所界定之用詞與本函件之用詞有相同涵義。

於二零零七年十二月十二日， 貴公司透過其間接全資附屬公司瑞凱及昇華分別訂立Harvest Sun協議及Benefit Bright協議。根據Harvest Sun協議，瑞凱將向Harvest Sun賣方（即超創、Calistock及銘偉）收購Harvest Sun 60%已發行股本。根據Benefit Bright協議，昇華將向Benefit Bright賣方（即Pembrooke、匯龍及名誠）收購(i)Benefit Bright 57.5%已發行股本及Benefit Bright賣方向Benefit Bright提供之股東貸款，為數3,107,771,227港元；及(ii)奧海城二期管理57.5%已發行股本。於同一日，瑞凱、凱德置地中國控股及CRL (HK)亦訂立無法律約束力之協議備忘錄，據此，瑞凱將收購目前由凱德置地中國控股以信託形式代CRL (HK)擁有之Harvest Sun餘下10%之已發行股本。於Harvest Sun協議完成後，信和置業（連同會連（信和置業之全資附屬公司）持有

3. **推薦意見**

倘舉行股東大會以批准關連交易，根據以上之基礎，吾等將建議 閣下投票贊成批准關連交易之有關決議案。

此致

列位信和置業獨立股東 台照

代表
獨立董事委員會
獨立非執行董事
盛智文博士
李民橋先生
傅育寧博士
謹啓

二零零七年十二月三十一日

B. 信和置業獨立董事委員會函件

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

敬啟者：

關連交易

吾等謹此提述尖沙咀置業及信和置業於二零零七年十二月三十一日之聯合通函(「**通函**」)，而本函件為其中一部份。除文義另有所指，通函已界定之詞語於本文具有相同涵義。

1. 緒言

吾等為信和置業之獨立非執行董事，應董事會要求下就關連交易對信和置業及股東之整體利益而言是否公平合理，向獨立股東提供吾等之意見。

吾等謹此敬請　閣下注意：(i)通函第7頁至第22頁所載之董事會函件，其中載有關連交易之詳情；(ii)通函第27頁至第42頁所載德國商業銀行之意見書，其中載有其就關連交易之意見及釐定關連交易之條款及條件之基礎；及(iii)本函件第43頁至第50頁所載戴德梁行發出之估值報告，其中載有物業一及物業二各自之估值。

2. 意見

經考慮德國商業銀行之意見及估值報告後，吾等認為關連交易乃：(i)於信和置業集團之日常及一般營業過程中訂立；(ii)按一般商業條款訂立；及(iii)其條款屬公平合理，符合信和置業及股東之整體利益。由於聯交所已批准信和置業毋須嚴格遵守上市規則第14A.43條有關召開股東大會之規定，因此將不會召開股東大會。

3. **推薦意見**

倘舉行股東大會以批准關連交易，根據以上之基礎，吾等將建議　閣下投票贊成批准關連交易之有關決議案。

此致

列位尖沙咀置業獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
盛智文博士
李民橋先生
王繼榮先生
謹啓

二零零七年十二月三十一日

A. 尖沙咀置業獨立董事委員會函件

尖沙咀置業集團有限公司

(於香港註冊成立之有限公司)

(股份代號：247)

敬啟者：

關連交易

吾等謹此提述尖沙咀置業及信和置業於二零零七年十二月三十一日之聯合通函(「**通函**」)，而本函件為其中一部份。除文義另有所指，通函已界定之詞語於本文具有相同涵義。

1. 緒言

吾等為尖沙咀置業之獨立非執行董事，應董事會要求下就關連交易對尖沙咀置業及股東之整體利益而言是否公平合理，向獨立股東提供吾等之意見。

吾等謹此敬請　閣下注意：(i)通函第7頁至第22頁所載之董事會函件，其中載有關連交易之詳情；(ii)通函第27頁至第42頁所載德國商業銀行之意見書，其中載有其就關連交易之意見及釐定關連交易之條款及條件之基礎；及(iii)本函件第43頁至第50頁所載戴德梁行發出之估值報告，其中載有物業一及物業二各自之估值。

2. 意見

經考慮德國商業銀行之意見及估值報告後，吾等認為關連交易乃：(i)於尖沙咀置業集團之日常及一般營業過程中訂立；(ii)按一般商業條款訂立；及(iii)其條款屬公平合理，符合尖沙咀置業及股東之整體利益。由於聯交所已批准尖沙咀置業毋須嚴格遵守上市規則第14A.43條有關召開股東大會之規定，因此將不會召開股東大會。

J. 其他資料

謹請 閣下參閱本通函分別載列由戴德梁行就物業一及物業二編撰之估值報告及附錄二之一般資料。

此致

列位股東 台照

承董事會命
尖沙咀置業集團有限公司及
信和置業有限公司
秘書
葉世光
謹啓

二零零七年十二月三十一日

平合理，符合尖沙咀置業及信和置業（視情況而定）及尖沙咀置業及信和置業（視情況而定）之股東之整體利益。

由於聯交所已分別批准尖沙咀置業及信和置業毋須嚴格遵守上市規則第14A.43條有關召開股東大會之規定，因此將不會召開股東大會。

I. 尖沙咀置業集團、信和置業集團及交易對手之資料

尖沙咀置業為信和置業之控股公司。尖沙咀置業及信和置業均為投資控股公司，彼等之主要業務包括物業發展及證券投資、融資、酒店及樓宇管理及服務。

Calistock及Pembrooke各自為由嘉里建設有限公司全資擁有之投資控股公司。嘉里建設有限公司為一家投資控股公司，其附屬公司之主要業務為(i)於香港、中國及亞太區進行物業發展、投資及管理；(ii)擁有及經營物流、貨運及倉庫；(iii)於香港及中國進行基建相關投資；及(iv)於香港擁有酒店及於中國擁有及經營酒店。

名誠及銘偉各自為由中國海外發展有限公司全資擁有之投資控股公司。中國海外發展有限公司及其附屬公司之主要業務為物業發展及投資項目管理、基建項目投資、投資控股、房地產代理及管理與財資業務。凱德置地中國控股為經營投資控股、提供管理服務及進行物業發展之公司。CRL (HK)為投資控股公司。

超創及匯龍各自為由中銀集團投資有限公司全資擁有之投資控股公司。作為專業投資管理公司，中銀集團投資有限公司在香港及澳門、中國內地及海外投資於眾多大型基建及大型工程，涉及界別包括房地產、工業、能源、交通、媒體、酒店及金融。中銀集團投資有限公司為上市公司中國銀行股份有限公司之附屬公司。

Pembrooke出售予昇華之325股奧海城二期管理股份乃按面值每股股份1港元之價格認購。

(iv) 奧海城二期財務

奧海城二期財務為物業二住宅單位買方之第二按揭融資人。

Pembrooke出售予昇華之382股奧海城二期財務股份，乃按面值每股股份1港元之價格認購。

截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度，奧海城二期財務扣除税項及非經常性項目前之純利分別為501,202港元及297,817港元。截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度，奧海城二期財務扣除税項及非經常性項目後之純利分別為501,202港元及297,817港元。

尖沙咀置業及信和置業於管理購物商場及停車場方面擁有豐富經驗及專業知識。Harvest Sun協議、Benefit Bright協議及奧海城二期財務協議下擬進行之收購將導致Harvest Sun、Benefit Bright及奧海城二期財務成為信和置業之全資附屬公司（假設瑞凱亦將根據協議備忘錄向凱德置地中國控股及CRL (HK)收購10%之Harvest Sun權益），並鞏固其對物業一及物業二保留部份之控制權。董事認為收購可使到物業一及物業二之保留部份之管理更為完善及有效率。

董事（包括獨立非執行董事）均認為Harvest Sun協議、Benefit Bright協議及奧海城二期財務協議之條款均為一般商業條款，屬公平合理，且符合尖沙咀置業及信和置業及彼等各自之股東之整體利益。倘舉行股東大會以批准關連交易，董事（包括獨立非執行董事）將建議　閣下投票贊成批准關連交易之有關決議案。

已要求獨立董事委員會考慮關連交易及就此向獨立股東提供意見，並已委任德國商業銀行為獨立董事委員會之獨立財務顧問，並就交連交易發表意見。兩封致股東之獨立董事委員會函件分別載於本通函第23頁至第26頁。考慮到本函件第27頁至第42頁所載德國商業銀行之意見書，以及本函件第43頁至第50頁所載戴德梁行發出之估值報告，各獨立董事委員會認為關連交易乃：(i)於尖沙咀置業集團及信和置業集團之日常及一般營業過程中訂立（視情況而定）；(ii)按一般商業條款訂立；及(iii)其條款屬公

Calistock根據Harvest Sun協議出售予瑞凱之20股Harvest Sun股份乃按面值每股股份1美元之價格認購。

(ii) Benefit Bright

Benefit Bright為益燦有限公司之100%實益股東，根據與Mass Transit Railway Corporation就物業二於一九九六年八月二十三日訂立之發展協議（經補充及修訂），益燦有限公司為該協議下發展商之一，而Mass Transit Railway Corporation之權利及責任其後轉至港鐵公司。

益燦有限公司擁有物業二之發展權及物業二之權益，包括根據上述之發展協議之條款及條件並在其限制下出售及租賃物業二之所得款項。物業二有多個部份已出售，而未出售之部份仍然由港鐵公司擁有。就Benefit Bright協議而言，物業二之未出售部份包括商鋪及於帝柏海灣及柏景灣之10個住宅單位，總樓面面積約531,937平方呎，連同198個商用停車位及734個住宅停車位。就出售及出租物業二未出售部份之收益而言，益燦有限公司有權報銷其於該項目墊支的可扣減成本，並於其後有權攤分盈餘（如有）之80%，而各情況須按照發展協議行事。目前所有出售及出租之所得收益均作為報銷益燦有限公司於該項目墊支的可扣減成本。截至二零零五年十二月三十一日止財政年度，Benefit Bright扣除税項及非經常性項目前之綜合純利為874,350,371港元，而截至二零零六年十二月三十一日止財政年度，Benefit Bright扣除税項及非經常性項目前之淨虧損則為82,796,016港元。

截至二零零五年十二月三十一日止財政年度，Benefit Bright扣除税項及非經常性項目後之綜合純利為842,477,120港元，而截至二零零六年十二月三十一日止財政年度，Benefit Bright扣除税項及非經常性項目後之淨虧損則為109,313,924港元。

Pembrooke出售予昇華之325股Benefit Bright股份乃按面值每股股份1美元之價格認購。

(iii) 奧海城二期管理

奧海城二期管理為物業二之商場及商用停車場之分租代理。

截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度，奧海城二期管理扣除税項及非經常性項目前之純利分別為32,400港元及31,600港元。截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度，奧海城二期管理扣除税項及非經常性項目後之純利分別為26,730港元及23,126港元。

G. 各項交易對尖沙咀置業集團及信和置業集團之財務影響

Harvest Sun協議、Benefit Bright協議及奧海城二期財務協議下之交易，使到Harvest Sun成為信和置業之90%附屬公司，而Benefit Bright、奧海城二期管理及奧海城二期財務則成為信和置業之全資附屬公司，而彼等之財務業績將因而須綜合計入尖沙咀置業及信和置業各自之財務報表，並且使到尖沙咀置業集團及信和置業集團之未來盈利加入Harvest Sun、Benefit Bright及奧海城二期管理自出售及出租物業及提供物業管理服務之業務所得之營業額及溢利。此外，鑑於(a)Harvest Sun代價乃根據Harvest Sun之資產淨值計算；(b)Benefit Bright代價乃根據(i)Benefit Bright賣方提供之股東貸款（按等額基準計算）及(ii)Benefit Bright之負債淨值計算；及(c)奧海城二期財務代價乃根據(i)奧海城二期財務賣方提供按等額基準計算之股東貸款；及(ii)奧海城二期財務負債淨值計算，Harvest Sun協議及Benefit Bright協議各自擬進行之交易對信和置業集團及尖沙咀置業集團之資產及負債價值並無重大影響。

H. 收購HARVEST SUN、BENEFIT BRIGHT、奧海城二期管理及奧海城二期財務權益之理由

(i) Harvest Sun

Harvest Sun為殷日有限公司之100%實益股東，根據與Mass Transit Railway Corporation就物業一於一九九五年四月二十日訂立之發展協議（經補充及修訂），殷日有限公司為該協議下發展商之一，而Mass Transit Railway Corporation之權利及責任其後轉至港鐵公司。殷日有限公司擁有物業一之發展權及物業一之權益，包括根據上述之發展協議之條款及條件並在其限制下出售及租賃物業一之所得款項。物業一有多個部份已出售，而未出售之部份仍然由港鐵公司擁有。就Harvest Sun協議而言，物業一之未出售部份包括商鋪及於維港灣之住宅單位，總樓面面積約143,168平方呎，連同330個商用停車位、579個住宅停車位及117個寫字樓停車位。就出售及出租物業一未出售部份之收益而言，殷日有限公司有權報銷其於該項目墊支的可扣減成本，並於其後有權攤分盈餘之60%，而各情況須按照發展協議行事。

截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度，Harvest Sun扣除税項及非經常性項目前之綜合純利分別為102,674,195港元及23,831,605港元。截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度，Harvest Sun扣除税項及非經常性項目後之綜合純利分別為84,763,303港元及21,105,185港元。

(ii) 關連交易

Calistock為嘉里建設有限公司之全資附屬公司，而嘉里建設有限公司由於本身之其他附屬公司為信和置業若干附屬公司之主要股東故而成為尖沙咀置業及信和置業之關連人士。因此，根據上市規則，瑞凱及Calistock根據Harvest Sun協議擬進行之交易構成信和置業及尖沙咀置業之關連交易。Pembrooke亦為嘉里建設有限公司之全資附屬公司，故為尖沙咀置業及信和置業之關連人士。因此，根據上市規則，昇華及Pembrooke根據Benefit Bright協議及奧海城二期財務協議擬進行之交易構成尖沙咀置業及信和置業之關連交易。

(iii) 獨立股東批准及豁免申請

由於尖沙咀置業及信和置業就關連交易匯集計算後之一個或以上之適用百分比率(溢利比率除外)超過2.5%，故此根據上市規則第14A.45至14A.48條之規定，關連交易須遵守申報、公佈及獨立股東批准之規定。尖沙咀置業及信和置業已各自成立獨立董事委員會，以就關連交易向尖沙咀置業及信和置業各自之獨立股東提供意見；另外亦已委任德國商業銀行為獨立財務顧問，向尖沙咀置業及信和置業各自之獨立董事委員會及獨立股東提供意見。

於最後可行函日期，黃廷方先生連同受其控制之法團持有尖沙咀置業1,037,640,691股股份，佔尖沙咀置業已發行股本約71.75%。於本通函日期，尖沙咀置業持有信和置業2,458,772,852股股份，佔信和置業已發行股本約50.60%。由於概無尖沙咀置業及信和置業之股東須就關連交易放棄投票，根據上市規則第14A.43條規定，已徵求黃廷方先生為尖沙咀置業之關連交易作出書面批准，及徵求尖沙咀置業為信和置業之關連交易作出書面批准，以取代尖沙咀置業及信和置業須於各自之股東大會上向彼等之獨立股東徵求批准。尖沙咀置業及信和置業已按照上市規則第14A.43條之規定，聯合向聯交所申請、並已獲聯交所批准豁免彼等嚴格遵守舉行各自之股東大會之規定。

由於尖沙咀置業及信和置業就奧海城二期財務協議下擬進行之交易之所有適用百分比率(利潤比率除外)均少於0.1%，故此該項交易毋須受限於根據上市規則第14A章有關申報、公佈及獨立股東批准之規定。

購在法律上並無約束力。根據CRL (HK)及凱德置地中國控股提供之資料，以及經董事作出一切合理查詢後，盡其所知、所悉、所信，CRL (HK)及凱德置地中國控股及彼等最終實益擁有人均為獨立第三方，於截至本通函日期為止，與尖沙咀置業及信和置業及彼等各自之關連人士概無關連。

於完成Harvest Sun協議後，Harvest Sun將成為信和置業擁有90%權益之附屬公司，因此，CRL (HK)及凱德置地中國控股將聯合成為信和置業一家附屬公司之主要股東（定義見上市規則）。

根據目前之考慮，擬進行之交易如以協議備忘錄所訂定的大致相同的條款進行，則（本身）不會構成上市規則下之須予披露交易但可能構成關連交易，而經加入Harvest Sun協議及Benefit Bright協議擬進行之交易匯集計算後，根據上市規則第14章，該擬進行之交易將依然屬於尖沙咀置業及信和置業之須予披露交易。因此，尖沙咀置業及信和置業將毋須再次根據上市規則第14.38條之規定向股東寄發另一份通函。

各訂約方正在就協議備忘錄下擬進行之交易之具體協議之條款進行磋商。一旦該項或該等具體協議經訂定，尖沙咀置業及信和置業將遵守上市規則第14A章之適用規定。

F. 上市規則之規定

(i) 須予披露交易

由於尖沙咀置業及信和置業就Harvest Sun協議及Benefit Bright協議擬進行之交易在匯集計算後之一個或以上之適用百分比率超過5%，根據上市規則第14章，訂立Harvest Sun協議及Benefit Bright協議構成尖沙咀置業及信和置業之須予披露交易。因此，尖沙咀置業及信和置業須根據上市規則第14.33條之規定作出公佈及刊發通函予彼等之股東。根據上市規則第14章，奧海城二期財務協議下擬進行之交易並不構成尖沙咀置業及信和置業須予公佈之交易。

尖沙咀置業及信和置業各自之董事認為：(a)根據上市規則第14章之規定，按照Harvest Sun協議及Benefit Bright協議之規定根據完成審核就Harvest Sun代價及Benefit Bright代價作出調整後，上述協議下擬進行之交易仍繼續為尖沙咀置業及信和置業之須予披露交易；及(b) 根據上市規則第14章之規定，按照奧海城二期財務協議之規定根據完成審核就奧海城二期財務代價作出調整後，上述協議下擬進行之交易將不屬於須予公佈交易。

奧海城二期財務代價相等於按等額基準計算奧海城二期財務賣方提供予奧海城二期財務之貸款本金總額加上已產生之利息(合共約7,100,329港元，或會作出上述之調整)，減去奧海城二期財務於二零零七年九月三十日之管理賬目所載奧海城二期財務之負債淨值(為數3,576,212港元，或會經參考完成賬目及完成審核後作出調整(如有))之50%之數值後釐定。

佔奧海城二期財務代價15%之訂金，為數796,833港元，已於簽訂奧海城二期財務協議時支付，餘款亦已於完成奧海城二期財務協議下擬進行之交易時支付。

完成

完成奧海城二期財務協議之先決條件如下：

(a) 香港按揭證券就奧海城二期財務協議下擬進行交易出具同意；

(b) 在無條件或符合昇華及奧海城二期財務賣方合理接納之條件之情況下，香港按揭證券同意於奧海城二期財務協議完成後修訂日期為二零零二年七月二日香港按揭證券與奧海城二期財務所簽定有關出售按揭予香港按揭證券之按揭買賣協議，以致使嘉里建設有限公司及中國海外發展有限公司不再屬於其中所界定之「母公司」;

(c) 達成香港按揭證券就授出上文(a)段所述之香港按揭證券同意可能附上之該等其他條件(如有)及上文(b)段所述之香港按揭證券協議；及

(d) 昇華及香港金融及彼等各自之控股公司符合彼等股份上市之任何證券交易所之適用規定。

由於以上條件已達成，奧海城二期財務協議下擬進行之交易已於二零零七年十二月二十一日完成。

E. 協議備忘錄

二零零七年十二月十二日，瑞凱與凱德置地中國控股及CRL (HK)訂立協議備忘錄，內容有關由瑞凱向凱德置地中國控股及CRL (HK)收購10股Harvest Sun股份，佔Harvest Sun已發行股本10%，代價為44,218,971港元(可予調整)，以現金支付，乃根據Harvest Sun協議下釐定Harvest Sun代價之相同基準計算。協議備忘錄下擬進行之收

買方

昇華

奧海城二期財務賣方

(1) Pembrooke

(2) 香港金融

按照香港金融所提供資料，以及經董事作出一切合理查詢後，盡其所知、所悉、所信，香港金融及其最終實益擁有人均為獨立第三方，與尖沙咀置業及信和置業及彼等各自之關連人士概無關連。按上文所述，Pembrooke為嘉里建設有限公司之全資附屬公司，而嘉里建設有限公司由於旗下其他全資附屬公司為信和置業若干附屬公司之主要股東而成為尖沙咀置業及信和置業之關連人士，因此Pembrooke亦為尖沙咀置業及信和置業之關連人士。

收購奧海城二期財務股份及貸款

根據奧海城二期財務協議，昇華已同意收購奧海城二期財務賣方各自持有之奧海城二期財務股份及向其提供之股東貸款（於二零零七年九月三十日總額為7,100,329港元，或會經參考完成賬目及完成審核後作出調整（如有）之該等貸款）。Pembrooke及香港金融持有之股份分別佔奧海城二期財務已發行股本38.2%及11.8%。

於完成奧海城二期財務協議下擬進行之交易時，昇華合共擁有奧海城二期財務已發行股本50%，而信和置業（連同會連於奧海城二期財務已擁有之50%權益）則間接擁有奧海城二期財務100%已發行股本。於該公佈日期，奧海城二期財務為尖沙咀置業及信和置業之聯營公司。於奧海城二期財務協議完成後，奧海城二期財務已成為尖沙咀置業及信和置業之附屬公司。

代價

根據奧海城二期財務協議，奧海城二期財務代價須由昇華向奧海城二期財務賣方支付，以交換奧海城二期財務於完成時之股份及結欠貸款，數額為5,312,223港元（乃按照於二零零七年九月三十日之管理賬目計算），經根據完成賬目調整後為5,375,266港元（或會經參考完成審核後作出調整（如有）），以現金支付。

奧海城二期管理股份及向奧海城二期管理提供之貸款(如有)之代價已於完成向Benefit Bright賣方收購其所持及所提供之Benefit Bright股份及貸款時一併支付。

完成

昇華根據Benefit Bright協議分別向各Benefit Bright賣方收購Benefit Bright股份及向Benefit Bright提供之貸款，須待瑞凱於同一時間完成向與有關Benefit Bright賣方屬同一集團之Harvest Sun賣方收購Harvest Sun股份後方可完成。然而，以下並非昇華向某一Benefit Bright賣方收購Benefit Bright股份之條件：(a)向所有或任何其他Benefit Bright賣方收購Benefit Bright股份及向Benefit Bright提供之貸款；及(b)向所有或任何其他集團之Harvest Sun賣方收購Harvest Sun股份。

完成Benefit Bright協議之其他先決條件如下：

(a) 根據港鐵公司於二零零七年十一月十六日發出之有條件同意及協議，Benefit Bright及Benefit Bright賣方以有條件基準簽訂有關(其中包括)買賣Benefit Bright賣方所持Benefit Bright股份之補充契據；

(b) 達成港鐵公司於Benefit Bright協議日期後就授出上文(a)項所述之港鐵公司同意可能附上之該等其他條件(如有)；

(c) (僅就買賣Pembrooke所持Benefit Bright股份而言)信和置業及尖沙咀置業獲得聯交所根據上市規則第14A.43條之豁免或同意可由該等控股公司之股東以書面批准Benefit Bright協議構成之關連交易及據此擬進行之交易；及

(d) (僅就買賣名誠所持Benefit Bright股份而言)名誠及其控股公司符合彼等股份上市之任何證券交易所之適用規定。

由於以上條件已達成，Benefit Bright協議下擬進行之交易已於二零零七年十二月二十一日完成。

D. 奧海城二期財務協議

協議日期

二零零七年十二月十二日

於完成Benefit Bright協議下擬進行之交易時，昇華合共擁有Benefit Bright及奧海城二期管理之已發行股本各57.5%，而信和置業（連同會連於Benefit Bright及奧海城二期管理已擁有各42.5%權益）則間接擁有Benefit Bright及奧海城二期管理100%已發行股本。於該公佈日期，Benefit Bright及奧海城二期管理為尖沙咀置業及信和置業之聯營公司。於Benefit Bright協議完成後，Benefit Bright及奧海城二期管理已成為尖沙咀置業及信和置業之附屬公司。

代價

(i) Benefit Bright

根據Benefit Bright協議，Benefit Bright代價須由昇華向Benefit Bright賣方支付，以交換Benefit Bright於完成時之股份及結欠貸款，數額為2,070,135,174港元（乃按照於二零零七年九月三十日之管理賬目計算），經根據未審核完成賬目調整後為2,083,947,375港元（且或會經參考完成審計後作出進一步調整（如有）），以現金支付。

Benefit Bright代價相等於(a)按等額基準計算Benefit Bright結欠Benefit Bright賣方之貸款本金總額加上已產生之利息（合共約3,107,771,227港元，或會作出上述之調整），減去(b)根據Benefit Bright於二零零七年九月三十日之管理賬目所載之Benefit Bright負債淨值之經調整數額（為數1,804,584,439港元）之57.5%之數值後釐定。根據Benefit Bright協議，於計算經調整負債淨值時，已作出及反映多項調整，包括（其中包括）Benefit Bright集團於物業二未出售部份應佔權益之價值，經協定為3,500,000,000港元。其他已作出之調整包括(i)Benefit Bright集團若干遞延稅務資產及遞延稅務負債之多項協定處理方法；及(ii)Benefit Bright集團若干其他資產及負債之協定處理方法。完成賬目之結算日將為完成日期，而該等賬目將須進行完成審核，並須相應支付調整金額。

佔Benefit Bright代價15%之訂金，為數310,520,276港元，已於簽訂Benefit Bright協議時支付，餘款已於完成Benefit Bright協議下擬進行之交易時支付。

由戴德梁行就物業二所編撰之估值報告載於本通函附錄一。

(ii) 奧海城二期管理

根據Benefit Bright協議，昇華須就Benefit Bright賣方之奧海城二期管理股份及其向奧海城二期管理提供之貸款（如有）支付的代價為固定金額，為數5,750港元，以現金支付，乃經各方公平磋商後釐定，並代表奧海城二期管理之管理賬目所載其於二零零七年九月三十日之資產淨值（為數10,062港元）之57.5%。

(d) (僅就買賣銘偉所持Harvest Sun股份而言)銘偉及其控股公司符合彼等股份上市之任何證券交易所之適用規定。

由於以上條件已達成，Harvest Sun協議下擬進行之交易已於二零零七年十二月二十一日完成。

C. BENEFIT BRIGHT協議

協議日期

二零零七年十二月十二日

買方

昇華

Benefit Bright賣方

(1) Pembrooke

(2) 匯龍

(3) 名誠

按照匯龍及名誠所提供資料，以及經董事作出一切合理查詢後，盡其所知、所悉、所信，匯龍及名誠及彼等各自之最終實益擁有人均為獨立第三方，與尖沙咀置業及信和置業及彼等各自之關連人士概無關連。Pembrooke為嘉里建設有限公司之全資附屬公司，而嘉里建設有限公司由於旗下其他全資附屬公司為信和置業若干附屬公司之主要股東而成為尖沙咀置業及信和置業之關連人士，因此Pembrooke亦為尖沙咀置業及信和置業之關連人士。

收購Benefit Bright及奧海城二期管理股份及向彼等提供之貸款

根據Benefit Bright協議，昇華已同意收購：(a)Benefit Bright賣方各自持有之Benefit Bright股份及向其提供之股東貸款(於二零零七年九月三十日總額為3,107,771,227港元(包括利息)，或會經參考完成賬目及完成審核後作出調整(如有)之該等貸款)；及(b)Benefit Bright賣方所持奧海城二期管理股份。

就Benefit Bright而言，昇華同意收購Pembrooke、匯龍及名誠分別持有之Benefit Bright股份(分別佔Benefit Bright已發行股本32.5%、15%及10%)連同於完成時之股東貸款。就奧海城二期管理而言，昇華同意收購Pembrooke、匯龍及名誠分別持有之奧海城二期管理股份，分別佔奧海城二期管理已發行股本32.5%、15%及10%。

Harvest Sun代價相等於收購Harvest Sun 60%股份權益之價值，乃根據Harvest Sun管理賬目所列Harvest Sun於二零零七年九月三十日之綜合資產淨值（為數442,189,714港元）（或會經參考完成賬目及完成審核後作出調整（如有））釐定。根據Harvest Sun協議，於計算Harvest Sun之綜合資產淨值時所作出及反映之其中一項調整，為Harvest Sun集團於物業一保留部份應佔權益之價值，經協定為420,000,000港元。其他已作出之調整包括(i)Harvest Sun集團若干遞延稅務資產及遞延稅務負債之多項協定處理方法；及(ii)經參考結算日為完成日期之賬目，該等賬目將須進行完成審核，並須相應支付調整金額。

佔Harvest Sun代價15%之訂金，為數39,797,074港元，已於簽訂Harvest Sun協議時支付，餘款已於完成Harvest Sun協議下擬進行之交易時支付。

由戴德梁行就物業一所編撰之估值報告載於本通函附錄一。

完成

瑞凱根據Harvest Sun協議分別向各Harvest Sun賣方收購Harvest Sun股份，須待昇華於同一時間向與有關Harvest Sun賣方屬同一集團之Benefit Bright賣方收購Benefit Bright股份及貸款後方可完成。然而，以下並非瑞凱向某一Harvest Sun賣方收購Harvest Sun股份之條件：(a)向所有或任何其他Harvest Sun賣方收購Harvest Sun股份；及(b)向所有或任何其他集團之Benefit Bright賣方收購Benefit Bright股份及貸款。

完成Harvert Sun 協議之其他先決條件如下：

(a) 根據港鐵公司於二零零七年十一月十六日發出之有條件同意及協議，Harvest Sun及其股東與其他人士以有條件基準簽訂有關（其中包括）買賣Harvest Sun賣方所持Harvest Sun股份之補充契據；

(b) 達成港鐵公司於Harvest Sun協議日期後就授出上文(a)項所述之港鐵公司同意可能附上之該等其他條件（如有）及／或於完成時由港鐵公司以其為受益人解除Harvest Sun股份之抵押；

(c) （僅就買賣Calistock所持Harvest Sun股份而言）信和置業及尖沙咀置業獲得聯交所根據上市規則第14A.43條之豁免或同意可由該等控股公司之股東以書面批准Harvest Sun協議構成之關連交易及據此擬進行之交易；及

Harvest Sun賣方

(1) 超創

(2) Calistock

(3) 銘偉

按照超創及銘偉所提供之資料，以及經董事作出一切合理查詢後，盡其所知、所悉、所信，超創及銘偉及彼等各自之最終實益擁有人均為獨立第三方，與尖沙咀置業及信和置業及彼等各自之關連人士概無關連。Calistock為嘉里建設有限公司之全資附屬公司，而嘉里建設有限公司由於旗下其他全資附屬公司為信和置業若干附屬公司之主要股東而成為尖沙咀置業及信和置業之關連人士，因此Calistock亦為尖沙咀置業及信和置業之關連人士。

收購Harvest Sun之股份

根據Harvest Sun協議，瑞凱已同意收購由超創、Calistock及銘偉各自持有之Harvest Sun股份，分別佔Harvest Sun已發行股本30%、20%及10%。於Harvest Sun協議下擬進行交易完成後，瑞凱擁有合共60% Harvest Sun已發行股本，而信和置業(連同會連於Harvest Sun已擁有之30%權益)則間接擁有90% Harvest Sun已發行股本。於該公佈日期，Harvest Sun為尖沙咀置業及信和置業之聯營公司。於Harvest Sun協議完成後，Harvest Sun已成為尖沙咀置業及信和置業之附屬公司。

餘下之10股Harvest Sun股份(佔Harvest Sun已發行股本10%)由CRL (HK)實益持有，並登記於凱德置地中國控股名下。當完成協議備忘錄下擬進行之交易，Harvest Sun將成為信和置業之全資附屬公司。謹請參閱本通函「E.協議備忘錄」一節，以了解進一步詳情。

代價

根據Harvest Sun協議，Harvest Sun代價須由瑞凱向Harvest Sun賣方支付，為265,313,828港元((乃按照於二零零七年九月三十日之管理賬目計算)，經根據未審核完成賬目調整後為267,813,850港元(或會經參考完成審計後作出進一步調整(如有))，以現金支付。

2. 瑞凱、凱德置地中國控股及CRL (HK)已訂立協議備忘錄。瑞凱於無法律約束力下表達意向收購由凱德置地中國控股及CRL (HK)所持之其餘10% Harvest Sun已發行股本。

3. 昇華與Benefit Bright賣方已訂立Benefit Bright協議。據此，昇華同意收購：(a) Benefit Bright賣方各自持有之Benefit Bright股份及結欠Benfit Bright賣方之股東貸款；及(b) Benefit Bright賣方各自持有之奧海城二期管理股份。

4. 昇華與奧海城二期財務賣方已訂立奧海城二期財務協議。據此，昇華同意收購奧海城二期財務賣方各自持有之奧海城二期財務股份及結欠奧海城二期財務賣方之股東貸款。

Harvest Sun協議、Benefit Bright協議及奧海城二期財務協議擬進行之收購已於二零零七年十二月二十一日完成。因此，Harvest Sun已成為由信和置業擁有90%權益之附屬公司，而Benefit Bright、奧海城二期管理及奧海城二期財務則已成為信和置業全資擁有之附屬公司。倘協議備忘錄擬進行之交易根據其條款進行，則Harvest Sun將會成為信和置業全資擁有之附屬公司。收購之目的在於透過Harvest Sun、Benefit Bright、奧海城二期管理及奧海城二期財務鞏固對物業一及物業二保留部份之控制權，而董事認為此舉可使到物業一及物業二之保留部份之管理更為完善及有效率。

Harvest Sun協議及Benefit Bright協議擬進行之交易在匯集計算後，按上市規則構成尖沙咀置業及信和置業各自之須予披露交易，而Harvest Sun協議及Benefit Bright協議下擬進行之若干交易按上市規則亦構成尖沙咀置業及信和置業各自之關連交易。本文件為尖沙咀置業及信和置業因應上市規則第14章及第14A章分別須就以上事宜向股東寄發之通函。根據上市規則第14章，奧海城二期財務協議下擬進行之交易並不構成尖沙咀置業或信和置業須予公佈之交易。

本通函旨在根據上市規則第14章及第14A章分別就須予披露交易及關連交易向閣下提供進一步資料。

B. HARVEST SUN協議

協議日期

二零零七年十二月十二日

買方

瑞凱

尖沙咀置業集團有限公司
(於香港註冊成立之有限公司)
(股份代號：247)

信和置業有限公司
(於香港註冊成立之有限公司)
(股份代號：83)

尖沙咀置業集團有限公司董事：
黃志祥 *(主席)*
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
王繼榮*
唐國通
黃永光

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

信和置業有限公司董事：
黃志祥 *(主席)*
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

(# 非執行董事)
(獨立非執行董事)*

敬啟者：

須予披露及關連交易

A. 緒言

謹此提述該公佈，其中董事會宣佈，於二零零七年十二月十二日：

1. 瑞凱與Harvest Sun賣方已訂立Harvest Sun協議。據此，瑞凱同意收購由Harvest Sun賣方各自持有之Harvest Sun股份。

「聯交所」	指	香港聯合交易所有限公司
「超創」	指	超創投資有限公司，一家於香港註冊成立之公司，其股份由中銀集團投資有限公司全資擁有
「尖沙咀置業」	指	尖沙咀置業集團有限公司，一家於香港註冊成立之公司，其股份在聯交所主板上市
「尖沙咀置業集團」	指	尖沙咀置業及其附屬公司
「尖沙咀置業股份」	指	尖沙咀置業股本中每股面值0.20港元之普通股
「美元」	指	美元，美利堅合眾國之法定貨幣

「Pembrooke」	指	Pembrooke Development Investments Limited，一家於英屬處女群島註冊成立之公司，其股份由嘉里建設有限公司全資擁有
「中國」	指	中華人民共和國
「物業一」	指	位於香港九龍大角咀海輝道11號之奧海城一期內若干商鋪、商用車位、寫字樓車位及住宅車位，進一步詳情載於本通函附錄一由戴德梁行於二零零七年十二月二十四日編撰之估值報告
「物業二」	指	位於香港九龍大角咀海庭道18號之奧海城二期內若干商鋪、商用車位及住宅車位，進一步詳情載於本通函附錄一由戴德梁行於二零零七年十二月二十四日編撰之估值報告
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股東」	指	尖沙咀置業及信和置業各自之股東
「瑞凱」	指	瑞凱投資有限公司，一家於香港註冊成立之公司，其股份由信和置業間接全資擁有
「信和置業」	指	信和置業有限公司，一家於香港註冊成立之公司，為尖沙咀置業之附屬公司，其股份在聯交所主板上市
「信和置業集團」	指	信和置業及其附屬公司
「信和置業股份」	指	信和置業股本中每股面值1.00港元之普通股
「昇華」	指	昇華集團有限公司，一家於香港註冊成立之公司，其股份由信和置業間接全資擁有

「名誠」	指	名誠有限公司，一家於香港註冊成立之公司，其股份由中國海外發展有限公司全資擁有
「銘偉」	指	銘偉有限公司，一家於香港註冊成立之公司，其股份由中國海外發展有限公司全資擁有
「協議備忘錄」	指	瑞凱、CRL (HK)及凱德置地中國控股於二零零七年十二月十二日訂立之備忘錄，內容有關瑞凱向凱德置地中國控股及CRL (HK)收購Harvest Sun之10%已發行股本之意向（無法律約束力）
「港鐵公司」	指	香港鐵路有限公司
「奧海城二期財務」	指	奧海城二期財務有限公司，一家於香港註冊成立之公司，於奧海城二期財務協議完成前，其已發行股本分別由會連、Pembrooke及香港金融擁有50%、38.2%及11.8%
「奧海城二期財務協議」	指	昇華與奧海城二期財務賣方於二零零七年十二月十二日訂立之買賣協議，據此，在該協議之條款及條件之限制下，昇華同意收購奧海城二期財務賣方分別持有及擁有之奧海城二期財務股份及貸款
「奧海城二期財務代價」	指	根據奧海城二期財務協議，昇華須向奧海城二期財務賣方支付之代價總額，即5,375,266港元（已根據未審核完成賬目調整，且或會經參考完成審計後作出進一步調整（如有））
「奧海城二期財務賣方」	指	Pembrooke及香港金融
「奧海城二期管理」	指	奧海城二期管理有限公司，一家於香港註冊成立之公司，於Benefit Bright協議完成之前，其已發行股本分別由會連、Pembrooke、匯龍及名誠擁有42.5%、32.5%、15%及10%

「Harvest Sun協議」	指	瑞凱及Harvest Sun賣方於二零零七年十二月十二日訂立之買賣協議，據此，在該協議之條款及條件之限制下，瑞凱同意收購各Harvest Sun賣方分別持有之Harvest Sun股份
「Harvest Sun代價」	指	根據Harvest Sun協議，瑞凱須向Harvest Sun賣方支付之現金代價總額，即267,813,850港元(已根據未審核完成賬目調整，且或會經參考完成審計後作出進一步調整(如有))
「Harvest Sun賣方」	指	超創、Calistock及銘偉
「港元」	指	港元，香港之法定貨幣
「香港按揭證券」	指	香港按揭證券有限公司，一家於香港註冊成立之有限責任法人團體
「香港」	指	中國香港特別行政區
「香港金融」	指	香港金融有限公司，一家於香港註冊成立之公司，其股份由中國海外發展有限公司全資擁有
「獨立董事委員會」	指	尖沙咀置業及信和置業各自之獨立董事委員會
「會連」	指	會連發展有限公司，一家於香港註冊成立之公司，其股份由信和置業直接全資擁有
「最後可行日期」	指	二零零七年十二月二十七日，即本通函付印前確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所不時之證券上市規則

「Calistock」	指	Calistock Limited，一家於英屬處女群島註冊成立之公司，其股份由嘉里建設有限公司全資擁有
「凱德置地中國控股」	指	凱德置地中國控股私人有限公司，一家於新加坡註冊成立之公司，其股份由嘉德房產開發有限公司全資擁有，於協議備忘錄擬進行之交易完成前，亦為Harvest Sun（由CRL (HK)實益擁有）10%股權之註冊持有人
「德國商業銀行」	指	德國商業銀行（透過其香港分行行事），為香港金融管理局註冊之認可持牌機構，獲准進行第一、四及六類受規管活動（載於證券及期貨條例附表五），已獲委任就Harvest Sun協議及Benefit Bright協議擬進行之關連交易擔任獨立董事委員會及獨立股東之獨立財務顧問
「關連交易」	指	(i)瑞凱及Calistock根據Harvest Sun協議擬進行之關連交易；及(ii)昇華及Pembrooke根據Benefit Bright協議擬進行之關連交易
「CRL (HK)」	指	CRL (HK) Pte Ltd，一家於新加坡註冊成立之公司，其股份由嘉德房產開發有限公司全資擁有
「董事」	指	尖沙咀置業及信和置業各自之董事
「戴德梁行」	指	戴德梁行有限公司，一家專業估值師行
「Harvest Sun」	指	Harvest Sun (B.V.I.) Limited，一家於英屬處女群島註冊成立之公司，於Harvest Sun協議完成前，其已發行股本分別由會連、超創、Calistock、凱德置地中國控股（以信託方式代CRL (HK)擁有）及銘偉擁有30%、30%、20%、10%及10%

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「匯龍」	指	匯龍置業有限公司，一家於香港註冊成立之公司，其股份由中銀集團投資有限公司全資擁有
「該公佈」	指	尖沙咀置業及信和置業於二零零七年十二月十二日就構成上市規則界定之須予披露及／或關連交易之Benefit Bright協議、Harvest Sun協議、奧海城二期財務協議及協議備忘錄發出之聯合公佈
「Benefit Bright」	指	Benefit Bright (B.V.I.) Limited，一家於英屬處女群島註冊成立之公司，於Benefit Bright協議完成之前，其已發行股本分別由會連、Pembrooke、匯龍及名誠擁有42.5%、32.5%、15%及10%
「Benefit Bright協議」	指	昇華與Benefit Bright賣方於二零零七年十二月十二日訂立之買賣協議，據此，在該協議之條款及條件之限制下，昇華同意收購：(i) Benefit Bright賣方分別持有及擁有之 Benefit Bright股份及貸款；及(ii)Benefit Bright賣方持有之奧海城二期管理股份
「Benefit Bright代價」	指	根據Benefit Bright協議，昇華須向Benefit Bright賣方支付之現金代價總額，即2,083,947,375港元(已根據未審核完成賬目調整，且或會經參考完成審計後作出進一步調整(如有))
「Benefit Bright賣方」	指	Pembrooke、匯龍及名誠
「董事會」	指	尖沙咀置業及信和置業各自董事會

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或以其他形式轉讓名下所有尖沙咀置業集團有限公司及／或信和置業有限公司之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

尖沙咀置業集團有限公司
(於香港註冊成立之有限公司)
(股份代號：247)

信和置業有限公司
(於香港註冊成立之有限公司)
(股份代號：83)

須予披露及關連交易

尖沙咀置業集團有限公司獨立董事委員會及獨立股東

及

信和置業有限公司獨立董事委員會及獨立股東之

獨立財務顧問

COMMERZBANK

德國商業銀行香港分行

獨立董事委員會函件載於本通函第23頁至第26頁。德國商業銀行致獨立董事委員會函件載於本通函第27頁至第42頁。

二零零七年十二月三十一日

END